

Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

April 28, 2023

Dear Stockholder:

You are cordially invited to attend our 2023 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 7, 2023, at 11:00 a.m. Central Daylight Time (the "Annual Meeting").

The formal notice of the 2023 Annual Meeting of Stockholders and the Proxy Statement have been made a part of this invitation.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing, and returning the enclosed proxy card in the enclosed postage-prepaid envelope. For your convenience, you may also vote via the Internet or by telephone. Instructions are located on the accompanying proxy card.

Your shares cannot be voted unless you submit your proxy, vote by telephone, mail or via the Internet, or attend the Annual Meeting.

The Board and management look forward to your participation at the Annual Meeting.

Sincerely,

Kin Gill
Chief Legal Officer and Secretary



Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 7, 2023

To the Stockholders of Upland Software, Inc.:

The Annual Meeting of Stockholders for Upland Software, Inc. ("Upland", "we", "us", or the "Company") will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 7, 2023, at 11:00 a.m. Central Daylight Time (the "Annual Meeting"), to consider the following matters:

1. To elect one Class III director to serve on the board of directors until our 2026 annual meeting of stockholders, or until a successor is duly elected and qualified;
2. To ratify the selection of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;
3. To vote on a non-binding advisory basis to approve the compensation of our named executive officers;
4. To amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50 Million to 75 Million;
5. To amend the Company's Certificate of Incorporation to provide for exculpation of certain officers of the Company from personal liability under certain circumstances as allowed by Delaware law;
6. To authorize, for purposes of complying with Nasdaq Listing Rules 5635(b) and (d), the issuance of shares of our common stock underlying shares of convertible preferred stock in an amount equal to or in excess of 20% of our common stock outstanding immediately prior to the issuance of such convertible preferred stock (including upon the operation of anti-dilution provisions contained in such convertible preferred stock) (the "Issuance Proposal"); and
7. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Our board of directors (the "Board") has fixed the close of business on April 20, 2023, as the record date for determining holders of our common stock entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof (the "Record Date"). A complete list of such stockholders will be available for examination at our offices in Austin, Texas, during normal business hours for a period of ten days prior to the Annual Meeting. This Notice of 2023 Annual Meeting of Stockholders and accompanying Proxy Statement are being distributed or made available to stockholders beginning on or about April 28, 2023.

It is important that your shares are represented at this Annual Meeting. Even if you plan to attend the Annual Meeting, we hope that you will promptly vote and submit your proxy by dating, signing, and returning the enclosed proxy card or submitting your voting instruction via the Internet or telephone. This will not limit your rights to attend or vote at the Annual Meeting.

By Order of the Board of Directors

John McDonald

John T. McDonald
Chief Executive Officer and Chair

[This page intentionally left blank]

ATTENDING THE ANNUAL MEETING

You do not need to attend to vote. You may vote by submitting a proxy card in advance or by telephone or the Internet.

If you wish to attend the meeting:

- Doors open at 10:30 a.m. Central Daylight Time.
- The meeting starts at 11:00 a.m. Central Daylight Time.
- All stockholders and proxy holders must register at the reception desk and provide evidence of ownership as of the Record Date, and only such persons will be permitted to enter the room and attend the meeting.
- The meeting will follow the agenda and rules of conduct provided to all stockholders and proxy holders upon entering the meeting.
- Subject to meeting rules, only stockholders of record or their proxy holders will be allowed to address the meeting and only after having been recognized. All questions and comments must be directed to the chair of the meeting.
- The purpose and order of the meeting will be strictly observed, and the chair's or secretary's determinations in that regard will be final, including any postponements or adjournments of the meeting.
- Media will not be allowed to attend the meeting. The taking of photographs and the use of audio and video recording devices will not be allowed.

QUESTIONS

For Questions Regarding:	Contact
The Annual Meeting	Upland Software, Inc. - Investor Relations (512) 960-1031
Stock ownership for registered holders	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 shareholder@broadridge.com (866) 321-8022 (within the U.S. and Canada) or (720) 378-5956 (worldwide)
Stock ownership for beneficial owners	Please contact your broker, bank or other nominee
Voting for registered holders	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 shareholder@broadridge.com (866) 321-8022 (within the U.S. and Canada) or (720) 378-5956 (worldwide)
Voting for beneficial owners	Please contact your broker, bank or other nominee

TABLE OF CONTENTS



Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

PROXY STATEMENT INFORMATION ON VOTING

Our Board solicits your proxy for the 2023 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponement or adjournment of the meeting for the matters set forth in the "Notice of 2023 Annual Meeting of Stockholders." The Annual Meeting will be held at 401 Congress Avenue, Suite 1850, Austin, TX 78701 on June 7, 2023 at 11:00 a.m. Central Daylight Time. We made this Proxy Statement available to stockholders beginning on April 28, 2023.

Record Date	April 20, 2023
Quorum	A majority of combined shares of our common stock, par value $0.0001 per share (the "Common Stock") and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") (on an as-converted basis) outstanding on the Record Date must be present in person or by proxy to constitute a quorum at the Annual Meeting. Abstentions and any broker non-votes will be counted toward fulfillment of quorum requirements. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.
Shares Outstanding	There were 32,441,010 shares of Common Stock outstanding as of April 20, 2023.
Inspector of Election	A representative from Broadridge Financial Solutions, Inc. ("Broadridge") will serve as the inspector of election.
Voting by Proxy	Stockholders of record on the Record Date may submit their proxy on the Internet, by phone, or by mail.
Appointment of Proxy Holders	The Board asks you to appoint Michael D. Hill and Kin Gill as your proxy holders to vote your shares at the Annual Meeting. You may make this appointment by voting the enclosed proxy card or by using one of the voting methods described below.
Voting Instructions; Voting at the Meeting	***We encourage stockholders to vote in advance of the Annual Meeting, even if they plan to attend the meeting.***
	Stockholders can vote in person during the meeting. Stockholders of record (those whose shares are registered directly in their name with Upland's transfer agent, Broadridge) who attend the Annual Meeting in person may obtain a ballot from the inspector of election. Beneficial owners whose shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization and who attend the Annual Meeting in person must obtain a proxy from their broker, bank, or other nominee prior to the date of the Annual Meeting and present it to the inspector of election with their ballot. Voting in person during the meeting will replace any previous votes.
Voting Instructions; Voting by Proxy	All shares represented by valid proxies received prior to the meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Voting Instructions; What Happens if no Voting Instructions are Provided	If, on the Record Date, your shares were held in an account at a brokerage firm or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting.
	As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. If you do not provide instructions for voting the shares that you beneficially own, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, which includes all matters on the agenda other than the ratification of the appointment of the independent registered public accounting firm. This is generally referred to as a "broker non-vote."
	We urge you to provide voting instructions to your broker or agent to vote your shares.
	A number of brokers and banks enable beneficial holders to give voting instructions via telephone or the Internet. Please refer to the voting instructions provided by your bank or broker. You are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you provide a valid proxy from your broker or other agent.
Routine and Non-Routine Matters	Proposals One, Three, Four, Five and Six are each considered non-routine matters under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, broker non-votes may exist in connection with Proposals One, Three, Four, Five and Six. Proposal Two, the ratification of the appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal Two.
Votes Required; Effect of Broker Non-Votes and Abstentions	Each holder of shares of our Common Stock outstanding on the Record Date is entitled to one vote for each share of Common Stock held as of the Record Date. Except as provided by the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Certificate of Designation") or applicable law, the holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock. With respect to Proposal One, the director nominee is elected by a plurality of the voting power of the shares of our Common Stock and shares of our Series A Preferred Stock (on an as-converted basis) present in person or represented by proxy and entitled to vote at the Annual Meeting. Therefore, the one nominee receiving the most "FOR" votes will be elected as director to serve until the third annual meeting of stockholders following their election. For Proposal One, stockholders may not cumulate votes in the election of the director. Abstentions and broker non-votes will have no effect on the outcome of the vote. The ratification of our independent registered public accounting firm in Proposal Two requires the affirmative vote of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "AGAINST" the proposal. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two. Proposal Three, the advisory vote to approve executive compensation, requires the approval of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. For purposes of Proposal Three, abstentions are treated as shares represented in person or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the outcome of the vote. However, because Proposal Three is an advisory vote, the result will not be binding on the Company or our Board. The Board, the Compensation Committee and/or another committee of the Board will consider the outcome of the vote when establishing or modifying the compensation of our named executive officers and determining how often the Company should submit to the stockholders an advisory vote to approve the compensation of our named executive officers included in our proxy statement. Proposals Four and Five require the approval of a majority of the outstanding shares of our Common Stock (including holders of our Series A Preferred Stock on an as-converted basis, subject to the Issuance Limitation (as defined in the Series A Preferred Stock Certificate of Designations)). Proposal Six requires the approval of a majority of the voting power of the shares of our Common Stock present or represented by proxy and voting as a single class at the Annual Meeting. For purposes of Proposals Four, Five and Six, abstentions are treated as shares represented in person or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have the effect of votes "AGAINST" Proposals Four and Five and have no effect on Proposal Six.

Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close by submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a broker, bank, or other nominee, you may revoke any prior voting instructions by contacting that firm.
Voting Results	We will announce preliminary results at the Annual Meeting. We will report final results at http://investor.uplandsoftware.com and in a filing with the U.S. Securities and Exchange Commission (the "SEC") on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

Important

Please promptly vote and submit your proxy by signing, dating, and returning the enclosed proxy card in the postage-prepaid return envelope, or vote by telephone or via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our Board is comprised of six directors. In accordance with our Certificate of Incorporation and our Amended and Restated Bylaws (the "Bylaws"), our Board is divided into three classes, the members of each of which serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- the Class III director is John T. (Jack) McDonald, and his term will expire at our annual meeting of stockholders to be held in 2023;

- the Class I directors are Stephen E. Courter and Teresa Miles Walsh, and their terms will expire at our annual meeting of stockholders to be held in 2024; and

- the Class II directors are David D. May, Joe Ross and David Chung, and their terms will expire at our annual meeting of stockholders to be held in 2025.

This year's nominee for election to our Board as Class III director is John T. (Jack) McDonald. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted "FOR" the nominee. Mr. McDonald serves as our Chairman and CEO and is therefore not an independent director.

The nominee has been nominated by our Board upon the recommendation of the Nominating and Governance Committee. Certain biographical information about the nominee is set forth below, including the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the nominee should continue to serve on our Board. There are no family relationships among the nominee and any of our directors or executive officers.

John T. (Jack) McDonald founded the Company and has served as our Chief Executive Officer and Chair of our Board since our founding in July 2010. Prior to founding Upland in 2010, Mr. McDonald was Chief Executive Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from 1999 to 2009, and chairman from 2001 to 2010. Mr. McDonald started his career as an attorney with Skadden, Arps, Slate, Meagher & Flom LLP in New York, focusing on mergers and acquisitions and corporate finance, from 1987 to 1993. Mr. McDonald served as a director and member of the Compensation Committee of BigCommerce Holdings, Inc. (Nasdaq: BIGC), from August 2019 to July 2022. Mr. McDonald served as chairman of the Greater Austin Chamber of Commerce and as a member of the board of directors of a number of privately held companies and non-profit organizations. Mr. McDonald holds a B.A. in Economics from Fordham University and a J.D. from Fordham Law School.

We believe that Mr. McDonald is qualified to serve as a member of our Board because of his experience as our Chief Executive Officer and his background in the technology industry, including previously serving as Chair and Chief Executive Officer of a public technology company.

Vote Required

The nominee receiving the highest number of affirmative votes of the shares of Common Stock and Series A Preferred Stock (on an as-converted basis) voting together as a single class, present in person or represented by proxy and entitled to vote for them will be elected as a Class III director to serve until the third annual meeting following their election or until their successor, if any, is duly elected and qualified, or until their earlier death, resignation, or removal. Unless you otherwise instruct, proxies will be voted for election of the nominee who is listed above as the Class III director nominee. The Company has no reason to believe that the nominee will be unable to serve, but in the event that the nominee is unwilling or unable to serve as a director and the Board does not, in that event, choose to reduce the size of the Board, the persons voting the proxy may vote for the election of another person in accordance with their judgment.

Recommendation of the Board

The Board recommends that stockholders vote "FOR" the election of Mr. McDonald.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance Highlights

Independence

- The Board currently has 6 members, 5 of whom are independent.
- There are three standing committees with all members being independent directors.
- Directors regularly meet without management present with the Lead Independent Director presiding.

Board Practices

- The Board and its standing committees perform self-evaluations on an annual basis.
- Each standing committee operates under a committee charter.
- The Board oversees risk management practices.
- The Board regularly receives information concerning, and provides input on, succession planning.
- The Board has adopted an insider trading policy, a related person policy, corporate governance guidelines, and a code of business conduct and ethics.

Leadership Structure

- The Board leadership structure consists of a Chair, a Lead Independent Director and committee chairs.

Directors

The Nominating and Governance Committee of the Board and the Board believe the skills, qualities, attributes, and experience of its directors provide Upland with business acumen and a diverse range of perspectives to engage each other and management to effectively address the evolving needs of Upland and represent the best interests of our stockholders. In the event the nominee for director is elected, following the Annual Meeting, our Board would consist of the following individuals:

Name	Position with Upland	Age as of the Annual Meeting	Director Since
David Chung	Director	55	2022
Stephen E. Courter	Director	68	2014
David D. May	Lead Independent Director	60	2016
John T. (Jack) McDonald	Director, Chief Executive Officer and Chair	59	2010
Joe Ross	Director	54	2017
Teresa Miles Walsh	Director	59	2020

The following presents biographical information for each of our continuing directors listed above in the table, other than with respect to Mr. McDonald whose information is on page 5. The biographical information includes the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the director should serve on the Board.

David Chung has served as a director of the Company since August 2022. David is a Partner and Co-Chief Investment Officer of HGGC, LLC ("HGGC"). David is a member of HGGC's Management Committee and Fund IV Investment Committee. He is involved in all aspects of investment sourcing, underwriting, execution and portfolio management and realization. He is active in the firm's take-private, structured minority and toehold investments in public companies, having led the extension of HGGC's core middle-market private equity strategy to include public company targets. David also serves as Chief Executive Officer and Director of Pathfinder Acquisition Corporation, a publicly traded special purpose acquisition vehicle (Nasdaq: PFDR) backed by affiliates of HGGC and Industry Ventures.

David brings 27 years of experience as a private equity, public equity and hybrid public/private investor. Prior to joining HGGC in December 2016, David was an independent investor through Arrowhead Holdings LLC, an Investment Partner at Blum Capital Partners, a Partner at Standard Pacific Capital, and a Director at KKR, where he began his private equity career in 1995. Previously, he was a strategy consultant at McKinsey & Co. and an investment banker at Hambrecht & Quist. David has served on numerous corporate and non-profit boards, and he currently serves on the Board of Trustees of the Fine Arts Museums of San Francisco.

We believe that Mr. Chung is qualified to serve as a member of our Board as a result of his experience in the private equity industry and experience serving in executive and senior management roles.

Stephen E. Courter has served as a member of our Board since September 2014. Mr. Courter is on the faculty of the McCombs School of Business, University of Texas at Austin, which he joined in August 2007, teaching courses in the Masters in Business Administration program and leading study abroad programs in Thailand, Vietnam, India, and Indonesia. Prior to joining the University of Texas at Austin, Mr. Courter served as Chief Executive Officer and board member of Broadwing Communications from 2006 to 2007. Previously, Mr. Courter served as Chair and Chief Executive Officer of Neon Communications from 2000 to 2006 and Chief Executive Officer of Enertel, a Dutch telecommunications company based in Rotterdam from 1998 to 2000. Mr. Courter currently serves on the board of directors of Cadiz Inc. (Nasdaq: CDZI), a land and water resource development company, which he joined in 2008. Mr. Courter holds a B.S. in Finance from The Pennsylvania State University and an M.B.A. from The George Washington University. Mr. Courter holds the rank of Major in the U.S. Army Reserves.

We believe Mr. Courter is qualified to serve as a member of our Board as a result of his experience in executive-level management positions at technology companies and the knowledge he gained from service on the boards of public and private companies.

Teresa Miles Walsh has served as member of our Board since March 2020. She founded Access Media Advisory Limited in the UK ("AMA"), a corporate advisory boutique focused on media sector clients, in 2003 and Access Media Advisory LLC in the US in 2008. She currently serves as chief executive officer of both. Ms. Walsh is also a limited partner and registered representative of Pickwick Capital Partners, LLC, a FINRA regulated broker dealer. From November 2020 to June 2021, Ms. Walsh was an independent member of the board of directors and Chair of the Audit Committee of Forest Road Acquisition Corp (NYSE: FRX. U). From 1989 to 2002, Ms. Walsh held positions at Merrill Lynch including Vice Chair and Managing Director, European Telecommunications, Media and Technology (2002), Head of the European Media Investment Banking Group (1997-2002) and other investment banking roles in media, utilities and structured finance groups of the investment banking division at Merrill Lynch (1989-1997). Ms. Walsh received her M.B.A. with distinction in 1987 from the Fuqua School of Business at Duke University and has her B.A. in Economics, Magna Cum Laude, also from Duke University from which she graduated in 1985.

We believe Ms. Walsh is qualified to serve as a member of our Board as a result of her experience in the international business sector and with mergers and acquisition, as well as, her executive-level management positions with investment banking entities.

David D. May joined our Board in June 2016 and was named Lead Independent Director in October 2017. He is a vice president of Luther King Capital Management, which he joined in August 2013. From January 2005 to August 2013, he was the co-founder and portfolio manager of Third Coast Capital Management, an Austin-based long-short equity hedge fund formed in 2004. From 1998 to 2003, Mr. May was a co-founder and Managing Partner of Ridgecrest Partners, a New York City-based hedge fund founded in 1998. From 1996 to 1998, Mr. May was a Partner at Ardsley Partners, a Connecticut-based hedge fund, where he served as an analyst and a portfolio manager. Prior to this, he was a Vice President at Luther King Capital Management and served as a portfolio manager for a broad range of investment portfolios and co-founded the LKCM Mutual Funds, serving as President of the Fund Group. Mr. May formerly sat on the Board of Perficient Inc. (Nasdaq: PRFT), an information technology consulting firm, where he served on the Audit Committee and was the Chair of the Compensation Committee. He has previously served on the boards of privately held companies and philanthropic organizations. Mr. May holds a B.A. in Business and an M.B.A. from Texas Christian University. He is a CFA charter holder.

We believe that Mr. May is qualified to serve as a member of our Board as a result of his experience as a director of publicly traded technology companies and his background in the institutional investment industry.

Joe Ross has served as a member of our Board since October 2017. Mr. Ross was President and Co-Founder of CSIDentity Corp., an identity theft protection company that he co-founded in 2006 and that is now owned by Experian. Prior to CSID, Mr. Ross was President/Co-founder of Grande Communications. Mr. Ross serves on the board of Dell Children's Medical Center Foundation and is a member of the Young President's Organization. He also serves on the board of SKU, an accelerator program for market-validated consumer product goods companies, and is a Limited Partner at ATX Seed Ventures. Mr. Ross serves on the board of the Austin Technology Council, an association for Central Texas companies working in and around technology and life sciences.

We believe that Mr. Ross is qualified to serve as a member of our Board as a result of his experience as an executive at technology companies and, in particular, his experience in the cyber security area.

Director Qualifications and Information

Director Qualifications — The Board believes that individuals who serve on the Board should have demonstrated notable or significant achievements in business, education, or public service; should possess the requisite intelligence, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders. The following are qualifications, experience and skills for Board members which are important to our business and its future:

- Leadership Experience — We seek directors who demonstrate extraordinary leadership qualities. Strong leaders bring vision, strategic agility, diverse and global perspectives, and broad business insight to the company. They demonstrate practical management experience, skills for managing change, and deep knowledge of industries, geographies, and risk management strategies relevant to the company. They have experience in identifying and developing the current and future leaders of the company. The relevant leadership experience we seek includes a past or current leadership role in a major public company or recognized privately held entity; a past or current leadership role at a prominent educational institution or senior faculty position in an area of study important or relevant to the company; or a past or current senior managerial or advisory position with a highly visible nonprofit organization.

- Finance Experience — We believe that all directors should possess an understanding of finance and related reporting processes. We also seek directors who qualify as an "audit committee financial expert" as defined in the SEC's rules for service on the Audit Committee.

- Business Experience — We seek directors who have relevant experience in businesses and markets that are relevant to our business and/or to the business of our customers. We value experience in our high priority areas, including mergers and acquisitions, corporate finance and public markets, SaaS and cloud based businesses, new or expanding businesses, customer segments or geographies, organic and inorganic growth strategies, and existing and new technologies; deep or unique understanding of the company's business environments; and experience with, exposure to, or reputation among a broad subset of our customer base.

Director Qualifications Matrix — The Nominating and Governance Committee selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board. The committee has developed the following matrix outlining specific qualifications to ensure that the company's directors bring to the Board a diversity of experience, background and perspective. The matrix allows the committee to identify areas of expertise and experience that may benefit the Board in the future as well as gaps in those areas that may arise as directors retire. The committee uses this information as part of its process for identifying and recommending new directors for the Board.

DIRECTOR QUALIFICATION MATRIX

	Leadership			Financial	
Name of Director	Technical Industry	Academic	Active/ Recent CEO	Financial Literacy	Audit Committee Qualified Expert
Mr. Chung	X		X	X	
Mr. Courter	X	X	X	X	X
Mr. May	X			X	
Mr. McDonald	X		X	X	
Mr. Ross	X			X	
Ms. Walsh	X		X	X	

Board Diversity — In August 2021, the SEC approved a Nasdaq Stock Market proposal to adopt new listing rules relating to board diversity and disclosure. As approved by the SEC, the new Nasdaq listing rules require all Nasdaq listed companies to disclose consistent, transparent diversity statistics regarding their boards of directors. The Board Diversity Matrix below presents the Board's diversity statistics in the format prescribed by the Nasdaq rules.

BOARD DIVERSITY MATRIX
(as of April 28, 2023)

Total Number of Directors		6		
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	1	5		
Part II: Demographic Background				
African-American or Black				
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White		5		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

Board Corporate Governance Guidelines

Our Board maintains Corporate Governance Guidelines, which are intended to reflect our core values and provide the foundation for our governance and management systems and our interactions with others. A copy of those guidelines is posted on the investor relations portion of our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Structure of the Board of Directors

Our business and affairs are managed under the direction of our Board. As noted above, our Board currently consists of six members and is divided into three classes with staggered three-year terms.

Pursuant to the Securities Purchase Agreement (the "Purchase Agreement") by and between the Company and Ulysses Aggregator, LP, (the "Purchaser"), the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, have the right to elect, for so long as Ulysses Aggregator, LP and its affiliates (including HGGC, LLC) beneficially own in the aggregate at least 5% of the shares of Common Stock on a fully diluted basis including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, one member (the "Series A Director") of the Board. The Series A Director is entitled to serve on each committee of the Board, subject to applicable rules and regulations of the Nasdaq Global Market. As of August 23, 2022, Mr. Chung was appointed as the Series A Director.

We expect that any additional directorships resulting from an increase in the authorized number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in our control or management.

Our Certificate of Incorporation and Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally at an election of directors. Our directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Director Independence

The Nasdaq Global Market listing standards require that a majority of the members of our Board qualify as "independent" as defined by those standards. In April 2023, our Board, following consultation with our Nominating and Governance Committee, undertook a review of the independence of the directors and nominee for director and considered whether any director or nominee has a material relationship with us that could compromise his or her ability to exercise judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that five of our six current directors, Messrs. Courter, May, Ross, and Chung and Ms. Walsh, are "independent directors" as defined under the applicable requirements of the Nasdaq Global Market listing standards and SEC rules and regulations. In making that determination, our

Board considered whether each director and nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Note from our Lead Independent Director

It is my privilege to serve as Upland's Lead Independent Director, a role I have held since October 2017. I would like to share a few of the important ways our Board works to provide independent oversight of management as fiduciaries to you, our stockholders.

As Lead Independent Director, I work closely with our Chair and CEO, Jack McDonald, to facilitate continuous communication among management and the Board's independent directors. Our Board currently has six members, five of whom are independent. It is important to Upland that we have significant input and guidance from independent directors.

Our Board and Upland's management highly value the input of our independent directors. Mr. McDonald regularly communicates with our independent directors between meetings of our Board to ensure that they are informed and that the Company has the benefit of their input on a real-time basis.

Finally, our Board participates in an annual self-assessment process conducted by an outside third-party to ensure that the Board is well-functioning and that each director has the opportunity to anonymously communicate their thoughts on the Board's operation for the prior year and to set goals for the coming year.

I thank you for your support and look forward to serving our stockholders interests as we move forward.

Sincerely,

David D. May
Lead Independent Director

Board Leadership and Lead Independent Director

The Chair of our Board is currently our Chief Executive Officer, John T. (Jack) McDonald. The Board does not have a policy with regard to whether the roles of Chair of our Board and Chief Executive Officer should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment and the ability to communicate the Company's business and strategy to shareholders, the investor community, employees and other stakeholders. Further, the Board believes that Mr. McDonald is best suited to serve as the combined Chair and Chief Executive Officer because he has provided the Company with invaluable leadership since our founding, is the director most familiar with our business, and is best suited to lead the discussion and execution of our strategy.

We have adopted corporate governance guidelines that provide that one of our independent directors should serve as Lead Independent Director at any time when our Chief Executive Officer serves as the Chair of our Board, or if the Chair is otherwise not independent. Because Mr. McDonald is our Chair and Chief Executive Officer, our Board has appointed Mr. May to serve as lead independent director to preside over periodic meetings of our independent directors, serve as the liaison between our Chair and the independent directors, and perform additional duties as our Board may otherwise determine or delegate from time to time.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. The current members of the committees are identified in the table below:

Name of Director	Audit	Compensation	Nominating And Governance
David Chung	Member	Member	Member
Stephen E. Courter	Chair	Member	—
David D. May	Member	Chair	—
Joe Ross	—	—	Member
Teresa Miles Walsh	Member	—	Chair

The members of the committees following the Annual Meeting are expected to remain the same.

Audit Committee

Our Audit Committee is composed of Messrs. Courter, May and Chung and Ms. Walsh, with Mr. Courter serving as chair. Our Board has determined that each of Messrs. Courter, May and Chung and Ms. Walsh meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Nasdaq Global Market listing standards. Our Board has also determined that Mr. Courter qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;
- determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
- reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's assessment of our annual and quarterly financial statements and reports;
- reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;
- conferring with management and our independent registered public accounting firm regarding the scope, adequacy, and effectiveness of our internal control over financial reporting;
- establishing procedures for the receipt, retention, and treatment of any complaints we receive regarding accounting, internal accounting controls, or auditing matters;

- reviewing and approving related party transactions; and
- overseeing compliance with the requirements of the SEC and the Foreign Corrupt Practices Act.

The Audit Committee met 4 times in 2022.

Compensation Committee

Our Compensation Committee is composed of Messrs. May, Courter and Chung, with Mr. May serving as chair. Our Board has determined that each of Messrs. May, Courter and Chung are independent within the meaning of applicable Nasdaq Global Market listing standards, is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act, and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;
- in consultation with the Chief Executive Officer, determining the compensation and other terms of employment of our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;
- evaluating, approving, and administering the compensation plans and programs advisable for us and evaluating and approving the modification or termination of existing plans and programs;
- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and
- reviewing and recommending to our Board the compensation of our directors.

The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate, except that the Compensation Committee shall not delegate to a subcommittee any power or authority required by law, regulation, or listing standard to be exercised by the Compensation Committee as a whole. The Compensation Committee also has the authority, in its sole discretion, to select and retain any compensation consultant to be used by the Company to assist with the execution of the Compensation Committee's duties and responsibilities, or to engage independent counsel or other advisers as it deems necessary or appropriate to carry out its duties. The Compensation Committee currently retains the services of a compensation consultant, NFP Compensation Consulting ("NFP") (formerly Longnecker & Associates), and did so in the last fiscal year.

The Compensation Committee met 5 times in 2022.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. Ross and Chung, with Ms. Walsh serving as chair. Our Board has determined that each of Messrs. May and Ms. Walsh are independent within the meaning of applicable Nasdaq Global Market listing standards.

The specific responsibilities of our Nominating and Governance Committee include:

- reviewing proposed changes to the Certificate of Incorporation and the Bylaws and making recommendations to the Board;
- overseeing compliance by the Board with applicable laws and regulations;
- identifying, reviewing, evaluating, and recommending for selection candidates for membership to our Board;
- reviewing, evaluating, and considering the recommendation for nomination of incumbent members of our Board for reelection to our Board and monitoring the size of our Board;
- considering the recommendation for nomination of candidates for election to our Board and proposals submitted by our stockholders; and
- reviewing the performance of our Board, recommending areas of improvement to our Board, and assessing the independence of members of our Board.

The Nominating and Governance Committee met 4 times in 2022.

Committee Charters

Our Audit Committee, Compensation Committee, and Nominating and Governance Committee operate under written charters adopted by the Board. These charters are posted on the "Investor Relations" page of our website, https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Risk Oversight

Our business is subject to various types of risk, including business risks relating to our strategy, competitive position, operations and financial structure, technological risks, legal and compliance risks, and others. Management is responsible for the day-to-day management of risks we face, while our Board, as a whole and through its committees, oversees our risk management processes implemented by management and regularly reviews reports from members of senior management on areas of material risk. The committees of the Board are charged with overseeing certain types of risks. Our Audit Committee is responsible for overseeing the management of financial and operational risks, including cybersecurity risks. Our Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. Our Nominating and Governance Committee is responsible for overseeing the management of risks relating to corporate governance. Our full Board regularly receives reports from each committee on the management of these risks and is charged with the management of all other risks.

Code of Business Conduct and Ethics

Our Board has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The code of business conduct and ethics, any amendments that may be adopted from time to time and any waivers of the requirements of the code of business conduct and ethics, are posted on the "Investor Relations" page of our website located at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. The information on our website is not part of this Proxy Statement.

Communications with the Board of Directors

The Board provides a process for stockholders to send communications to the Board. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Secretary at 401 Congress Avenue, Suite 1850, Austin, Texas 78701, with a request to forward the communication to the intended recipient or recipients. Our Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Secretary may determine, in his judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisers or of Company management, as our Secretary considers appropriate. Our Secretary reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials, or to decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary.

Director Nomination Procedures

The Nominating and Governance Committee has the responsibility for reviewing and recommending to the Board candidates for director positions. The Nominating and Governance Committee will consider nominations made by stockholders. There are no differences in the manner in which the Nomination and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or whether the recommendation comes from another source. To have a candidate considered by the Nominating and Governance Committee, a stockholder must submit such stockholder's recommendation in writing in accordance with the procedures described in the section of this Proxy Statement entitled "Other Matters—2022 Stockholder Proposals or Nominations" and must include the information specified in our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our stock.

The Nominating and Governance Committee, in evaluating Board candidates, considers issues such as character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments and the like, all in the context of an assessment of the needs of the Board at the time. The committee's objective is to maintain a Board of individuals of the highest personal character, integrity, and ethical standards, and that reflects a range of professional backgrounds and skills relevant to our business. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the committee considers diversity in identifying nominees for director, including personal characteristics such as race and gender, as well as diversity in the experience and skills that contribute to the Board's performance of its responsibilities in the oversight of a global technology business.

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director are that a nominee demonstrate knowledge of our industry, accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of our business and affairs, independence under Nasdaq rules, lack of conflicts of interest, and a record and reputation for integrity and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, interpersonal skills, and compatibility with the Board, and ability to complement the competency and skills of the other Board members.

The Nominating and Governance Committee annually reviews with the Board the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment includes a consideration of independence, diversity, age, skills, and experience and industry backgrounds in the context of the needs of the Board and the Company, as well as the ability of current and prospective directors to devote sufficient time to performing their duties in an effective manner. Directors are expected to exemplify the highest standards of personal and professional integrity, and to constructively challenge management through their active participation and questioning. In particular, the Nominating and Governance Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of our business.

In performing its duties, the Nominating and Governance Committee may consult with internal or external legal counsel and expert advisers.

Board Meetings and Attendance

The Board held six meetings in 2022. During 2022, each member of the Board attended 83% or more of the aggregate of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings held by all Board committees on which such member served during the period of such member's service. Directors are encouraged to attend our annual stockholder meetings. One Director attended the 2022 annual stockholder meeting.

DIRECTOR COMPENSATION

Standard Director Compensation Arrangements

Upland's non-employee director compensation policy is designed to provide appropriate amount and form of compensation to our non-employee directors.

The current annual retainer for non-employee Board members is $30,000. The lead independent director receives an additional annual retainer of $20,000. The table below reflects the current retainer fees payable to our board members. Members of our committees who are non-employee directors receive the following annual cash fees for Board committee service:

Committee	Chair Fee ($)	Member Fee ($)
Audit Committee	20,000	10,000
Compensation Committee	12,000	5,000
Nominating and Governance Committee	7,500	2,500

The Amended and Restated Upland Software, Inc. Stock Plan (as amended, the "2014 Plan") provides for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units, and performance shares to employees, directors, and consultants. Each person who first becomes a non-employee director will be granted an initial award under the 2014 Plan. The 2014 Plan allows the Compensation Committee of the Board, as plan administrator, to determine the type of award to be granted. Directors can choose to receive their grants in the form of RSUs or non-statutory stock options. The initial grant is valued at $125,000, granted as soon as practical after the date such person becomes a non-employee director. For continuing non-employee directors who have served on our Board for at least the preceding six months, each was granted, on a date following the annual meeting of stockholders for 2022, an annual award with a value of $240,000. At the recommendation of our independent compensation consultant, the annual award will remain $240,000 in 2023. Both the initial awards and annual awards of RSUs vest as to one-fourth of the shares quarterly beginning on the 3-month anniversary of the vesting commencement date and any initial or annual awards of non-statutory stock options vest as to one-twelfth of the shares on each monthly anniversary of the vesting commencement date, provided the participant continues as a director through such dates. The vesting commencement date for annual awards generally is the 16th day of the month in which the annual meeting occurs. The vesting commencement date for initial awards generally is the 16th day of the month in which the director becomes a non-employee director, or the following month if the director becomes a non-employee director after the 16th day of a month.

The number of shares of RSUs awarded is calculated based on the average closing price of the common stock for 30 days prior to the date of grant, as measured by the closing price of the common stock on the NASDAQ Stock Market.

The number of options awarded is determined by dividing (A) the grant value by (B) the value of an option on one share, determined using the Black-Scholes or other valuation method selected by the 2014 Plan administrator, with the number of shares rounded up to the nearest whole share. The term of any option grants to non-employee directors will be 10 years or such earlier expiration date specified in the applicable award agreement.

Members of our Board are also reimbursed for actual expenses incurred in attending Board meetings, if any. The Compensation Committee, in consultation with our independent compensation consultant, periodically reviews our director compensation practices. The Compensation Committee believes that our director compensation is fair and appropriate in light of the responsibilities and obligations of our directors.

2022 Director Compensation

The following table presents information regarding the compensation earned or paid during 2022 to our non-employee directors who served on the Board during the year. Mr. McDonald, our sole employee director, does not receive compensation for his service as a member of the Board.

Name of Director	Fees Earned or Paid in Cash ($)	Restricted Stock Units[1] ($)	Total ($)
David Chung[2]	14,375	109,446	123,821
Stephen E. Courter	55,000	199,161	254,161
David D. May	77,625	199,161	276,786
Joe Ross	32,500	199,161	231,661
Teresa Miles Walsh	41,875	199,161	241,036

(1) The amounts reported in the column represent the grant date fair value of the annual director grants, computed in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*, of the 17,830 RSUs granted on August 1, 2022 (excluding Mr. Chung, who received 11,668 on September 16, 2022).

(2) Mr. Chung was appointed to the Board on August 23, 2022.

Name of Director	Unvested Restricted Stock Units (#)	Outstanding Option Awards (#)
David Chung[1]	8,751	—
Stephen E. Courter[1]	8,915	37,941
David D. May[1]	8,915	24,809
Joe Ross[1]	8,915	18,414
Teresa Miles Walsh[1]	8,915	—

(1) The number of unvested shares of RSUs and the number of shares underlying stock options held by each of the non-employee directors as of December 31, 2022.

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers as of April 20, 2023. Additional information pertaining to Mr. McDonald, who is both an officer and a director of Upland, may be found in the section of this Proxy Statement entitled "Directors and Corporate Governance—Directors."

Michael D. Hill has served as our Chief Financial Officer and Treasurer since our founding in July 2010. He also served as our Corporate Secretary from March 2015 to March 2019 and Assistant Secretary from July 2010 to March 2015. Prior to joining Upland, Mr. Hill served as Chief Financial Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from February 2004 to August 2006 and then as its Vice President, Strategic Finance from August 2006 to May 2007. Mr. Hill started his career with Ernst & Young, LLP in Austin, in the Assurance and Advisory Business Services practice, from 1991 to 1999. Mr. Hill holds a B.B.A. in Accounting from the University of Texas at Austin.

Kin Gill has served as our Chief Legal Officer and Secretary since March 2021. Mr. Gill previously served as our Senior Vice President, General Counsel and Secretary from March 2019 to March 2021 and as our Senior Vice President and General Counsel from July 2018 to March 2019. Prior to joining us, Mr. Gill served as Chief Legal Officer, General Counsel and Secretary at Bazaarvoice, Inc., from January 2015 to July 2018 and Deputy General Counsel at Bazaarvoice, Inc. from January 2013 to January 2015. Mr. Gill previously practiced corporate and securities law serving as a partner with Andrews Kurth LLP and Fish & Richardson, P.C. Mr. Gill holds a Bachelor of Accountancy from the University of Mississippi, an MBA from the University of Mississippi and a J.D. from the University of Houston Law Center.

Daniel Doman has served as our Chief Product Officer since May 2021, where he oversees product strategy and development. Prior to joining us, Mr. Doman served as Chief Technology Officer and Head of Corporate Development for Khoros, an enterprise software company headquartered in Austin, Texas from September 2019 to March 2021 and Senior Vice President of Business & Corporate Development from May 2011 to September 2019. At Khoros, Mr. Doman was responsible for product strategy, development, and M&A activities. Mr. Doman holds a B.A. in Economics from Northwestern University and an MBA from Carroll School of Management at Boston College.

Our executive officers are appointed by and serve at the discretion of our Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of April 20, 2023, by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock, on an as-converted basis;
- each of our named executive officers;
- each of our directors; and
- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of April 20, 2023 and RSUs vesting within 60 days of April 20, 2023 (not taking into account the withholding of shares of common stock to cover applicable taxes) as well as any unvested restricted stock awards. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of shares beneficially owned shown in the table below is based upon 32,440,191 shares of common stock outstanding as of April 20, 2023.

Except as otherwise noted below, the address for persons listed in the table is c/o Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Shares of Common Stock Beneficially Owned (#)	Percentage of Common Stock Outstanding (%)
5% or Greater Stockholders:		
Entities affiliated with HGGC, LLC[1]	6,752,038	20.8 %
The Vanguard Group[2]	2,465,451	7.6 %
Entities affiliated with BlackRock, Inc.[3]	2,247,557	6.9 %
Named Executive Officers, Nominees and Directors:		
John T. (Jack) McDonald[4]	1,805,436	5.6 %
Michael D. Hill[5]	440,858	1.4 %
Kin Gill [6]	208,038	*
Daniel Doman[7]	230,831	*
David Chung	11,668	*
Stephen E. Courter[8]	69,805	*
David D. May[9]	103,430	*
Joe Ross[10]	74,143	*
Teresa Miles Walsh	31,674	*
All executive officers and directors as a group (9 persons)	2,975,883	9.2 %

* Represents beneficial ownership of less than 1% of the outstanding common stock.

(1) Based on a Schedule 13D filed with the SEC on August 25, 2022 which reported that the beneficial ownership includes (i) shares of Common Stock underlying 115,000 shares of Series A Preferred which may be converted into 6,752,038 shares of Common Stock, held by Ulysses Aggregator, LP ("Aggregator LP") and (ii) 251,727 shares of Common Stock held by Bloom Acquisition 1, LP ("Bloom LP" and, together with Aggregator LP, the "Reporting Persons"). The address of the Reporting Persons is c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

(2) Based on a Schedule 13G filed with the SEC on February 9, 2023. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(3) Based on a Schedule 13G/A filed with the SEC on January 31, 2023 which reported that the beneficial ownership includes 2,247,557 shares held by BlackRock, Inc. ("BlackRock"), as the parent organization of BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., and BlackRock Investment Management (Australia) Limited. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(4) Includes 263,738 shares held by National Financial Services as Cust FBO J. McDonald RRA. John T. McDonald may be deemed to indirectly beneficially own the shares held by National Financial Services as Cust FBO J. McDonald RRA. The address for National Financial Services as Cust FBO J. McDonald RRA is 499 Washington Blvd, Jersey City, NJ 07310. Does not include 215,448 shares issuable pursuant to unvested RSUs held by Mr. McDonald, 193,750 target number of performance base RSUs, and 125,000 shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

(5) Includes 160,042 shares held by MDH Trust. Michael D. Hill may be deemed to indirectly beneficially own the shares held by MDH Trust. Does not include 180,833 shares issuable pursuant to unvested RSUs held by Mr. Hill.

(6) Does not include 139,167 shares issuable pursuant to unvested RSUs held by Mr. Gill.

(7) Does not include 166,669 shares issuable pursuant to unvested RSUs held by Mr. Doman.

(8) Includes 37,941 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of April 20, 2023.

(9) Includes 24,809 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of April 20, 2023.

(10) Includes 18,414 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of April 20, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2022 there has not been, nor is there any proposed transaction which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination, and change of control arrangements that are described under the section titled "Executive Compensation" in this Proxy Statement or that were approved by our Compensation Committee.

Other

For a description of other relationships we have with our directors and executive officers, see the sections titled "Directors and Corporate Governance—Director Compensation" and "Executive Compensation" in this proxy statement. In 2022, we made no related party transactions, as described in this section, pursuant to (i) any directors and officers insurance policies, (ii) Upland's Certificate of Incorporation or Bylaws, and/or (iii) any policy, agreement or instrument previously approved by Upland's Board, such as indemnification agreements.

Policies and Procedures for Related Party Transactions

On an annual basis, we require each officer and director to complete a questionnaire that solicits information in regards to various matters, including but not limited to,

- other directorships;
- beneficial reporting compliance;
- involvement in certain legal proceedings;
- injunctions or limitations as to engaging in certain activities and information regarding any transactions with related persons such as: any family relationships to any director, executive officer or nominee of the Company;
- any direct or immediate family member material interest in any actual or proposed material transaction to which the Company was or is to be a party; and
- other certain business relationships and transactions with clients that create or appear to create a conflict of interest.

This questionnaire is completed in conjunction with our filing of our annual proxy statement. In addition, our directors, officers and employees are required to comply with our written Code of Business Conduct and Ethics (our "Code of Conduct") and Related Party Transaction Policy ("RPT Policy"), which require that they perform their duties and exercise judgment on behalf of the Company without influence or impairment, or the appearance of impairment, due to any activity, interest or relationship that arises outside of the Company. Furthermore, Company's directors, officers and employees have a duty to avoid all relationships that are or might be conflicts of interest or otherwise comprise the integrity of our business. Our Code of Conduct and RPT Policy require that any time a director, officer or employee believes a conflict of interest could exist, including due to a potential transaction with a related person, he or she should immediately report the situation.

Our Code of Conduct and RPT Policy serve as our policies with respect to transactions with related persons. Any transactions with related persons, as defined by SEC rules and regulations, are subject to limitations on conflicts of interest contained in our Code of Conduct and RPT Policy, and are generally discouraged by us. To the extent any such transactions are proposed, they are subject to the approval by the Audit Committee in accordance with the Audit Committee's charter. Further, any approved transactions with related persons must be conducted in such a way that no preferential treatment is given to that business.

The related party transactions described in this section predated our adoption of our Code of Conduct and RPT Policy and were not subject to the approval and review procedures set forth in the Code of Conduct. All future related party transactions will be subject to such policies.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how our executive compensation program is designed and operates with respect to our named executive officers ("NEOs") listed in the 2022 Summary Compensation Table below. Our NEOs consist of individuals who served, during 2022, as our principal executive officer and our principal financial officer and the other individuals who served as executive officers at the end of 2022. Our NEOs in 2022 were:

Name	Office
John T. (Jack) McDonald	Chief Executive Officer and Chair of the Board
Michael D. Hill	Chief Financial Officer and Treasurer
Kin Gill	Chief Legal Officer and Secretary
Daniel Doman	Chief Product Officer
Ian Burk*	Former Chief Business Officer
Rodney C. Favaron**	Former President and Chief Commercial Officer

* Mr. Burk left the Company as of December 31, 2022.

** Mr. Favaron stepped down from his position as President effective as of August 31, 2022. Mr. Favaron worked as a consultant to the Company from September 1, 2022 to September 30, 2022.

Executive Summary

Our business philosophy is to build long-term value through the efficient allocation of capital. Upland implements this philosophy with market leading innovation and acquisitions to grow revenue, Adjusted EBITDA and cash flow per share. Our executive compensation philosophy is focused on pay for performance through Adjusted EBITDA growth, both organically and through acquisitions, that drives total shareholder return ("TSR") and aligns our NEOs with stakeholders.

Our Compensation Program Benefits Our Stockholders

What We Do	What We Do Not Do
☑ Rigorous, objective performance goals with aggressive bonus targets	☒ No "golden parachute" gross-ups
☑ Limited perquisites	☒ No hedging/pledging/short sales of company stock
☑ Competitive stock ownership guidelines	☒ No options/SARs granted below FMV
☑ Clawback policy covering performance-based incentive awards	☒ No repricing of options without stockholder approval
☑ Double-trigger and Retention-oriented CIC provisions	☒ No excessive severance
☑ Independent compensation consultant and Board Compensation Committee	☒No guaranteed salary increases, bonuses, or long-term incentive awards
☑ Annual risk assessment of compensation policies and programs	

Stockholder Outreach

We are committed to maintaining an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Following the 2022 annual meeting of stockholders and the 2022 "say on pay" stockholder vote, we actively reached out to 25 of our largest institutional stockholders who collectively held more than 55% of our shares. Four of those stockholders accepted our invitation. We discussed our existing programs and potential changes for the future. One theme in the discussions was a desire for more clarity regarding our annual performance bonus program. We have attempted to address this request in this year's proxy under the discussion titled "Corporate and M&A Bonus Program." We value the input received during our stockholder outreach discussions, and expect to continue to engage with our stockholders.

Compensation Philosophy

We compensate our NEOs for achievement of short term and long term financial and operating goals and have modest base salaries and competitive severance, limited perks and no deferred compensation, pensions or gross ups.

Attract, Develop and Retain Key Talent

Our compensation program is designed to attract top tier executives with proper expertise and experience to continue driving our strategic initiatives while being flexible enough to adapt to economic, social and regulatory changes all while taking into account the compensation programs of our peer companies.

Stockholder Alignment

Our compensation program aligns the interest of our executives with the interest of stockholders by tying a significant portion of total compensation to the creation of long-term stockholder value through awards that are “at-risk”.

Compensation Components

Upland establishes total direct compensation for NEOs consisting of the following components:

- *Base Salary:* A market salary at the low end of the competitive range that sufficiently covers a fixed income component the employee can rely on. The fixed salary is set at a level that provides the ability to attract talent and promote long-term retention while allowing Upland to maintain conservative fixed general and administrative expense levels.
- *Performance Bonus:* The bonus plans are tied to quantitative performance objectives. The performance objectives are proposed by management, but are subject to the Compensation Committee’s consideration and approval. Bonus objectives are set to support growth in Adjusted EBITDA resulting from increases in operating revenue and the achievement of scale with respect to operating expenses and the addition of Adjusted EBITDA through new acquisitions during the year. Additionally, the Compensation Committee has the ability to apply positive and negative discretion to modify performance-bonus payments. Reflecting the rigor of our goal setting and pay only for performance philosophy, in 2022, as in 2021 and 2020, our named executive officers earned less than their target bonus opportunities, and our compensation committee did not exercise discretion to pay any amounts above what was actually earned under the pre-approved bonus terms.
- *Equity Awards:* A compensation tool that rewards employees for longer service and TSR growth. Equity Award compensation ensures retention of key executives by using longer-term vesting periods and helps maximize our return to stockholders through executive alignment.

Alignment of Pay with Performance

Our program is aligned with long-term shareholder returns, with a significant portion of our executive compensation at risk. In 2022, 89% of our Chief Executive Officer’s total target compensation, and 76% (on average) of our other Named Executive Officers’ total target compensation was variable and at risk, subject to achievement of pre-set performance goals or tied to our stock price performance.

The charts below show the ratio of compensation components for each NEO, with equity award values based on the grant date fair value of the awards.

Mr. McDonald Pay Ratio - 2022


Short Term Incentives, 7%
Base Salary, 4%
Long Term Incentives - RSUs, 31%
Long Term Incentives - Performance Based, 58%

Mr. Hill Pay Ratio - 2022


Base Salary, 11%
Short Term Incentives, 15%
Long Term Incentives, 75%



Mr. Gill Pay Ratio - 2022

Short Term Incentives, 11%
Base Salary, 20%
Long Term Incentives - RSUs, 69%



Mr. Doman Pay Ratio - 2022

Short Term Incentives, 8%
Base Salary, 15%
Long Term Incentives - RSUs, 77%



Mr. Favaron Pay Ratio - 2022

Short Term Incentives, 9%
Base Salary, 6%
Long Term Incentives - RSUs, 85%



Mr. Burk Pay Ratio - 2022

Short Term Incentives, 10%
Base Salary, 15%
Long Term Incentives - RSUs, 74%

FISCAL 2022 COMPENSATION

The main elements of our executive compensation program include: (1) base salary, (2) performance bonus, and (3) equity awards. We describe each of these elements below and explain what we paid in 2022 and why.

Base Salary

The Compensation Committee approved increases in the base salaries of our NEOs, other than the CEO, in October 2022. The chart below outlines each named executive officer's base salary for the year ended December 31, 2022, as approved in October 2022, and each named executive officer's base salary for the year ended December 31, 2021. Each of the named executive officer's base salaries are below the 25th percentile of our peer group. In 2022, following HGGC's investment in the Company, the Company undertook an in-depth strategic planning exercise. This plan involves long term goals for the Company, making continuity and dedication of the key senior management team including the named executive officers, critically important. These increases were made in acknowledgment of that need for continuity and dedication and to bring the base salaries of the named executive officers closer to the 25% percentile of the Company's peer group.

	Base Salary	
	As of the year ended December 31,	
Name	**2022**	**2021**
Mr. McDonald.............	$325,000	$325,000
Mr. Hill	$300,000	$270,000
Mr. Gill	$300,000	$260,000
Mr. Doman	$300,000	$290,000

Corporate and M&A Bonus Program

The named executive officers are awarded cash bonuses which are comprised of two components—awards under our Corporate Bonus Plan, which are tied to operating performance, and awards under our M&A Bonus Plan, which are tied to the execution of our acquisition strategy. The bonus opportunities are offered to reward management for implementing and monitoring the objectives of the Company in line with the Company's financial and operational goals. The form and structure of all bonus opportunities provided to our named executive officers are approved by the Compensation Committee.

The chart below details our NEOs' combined 2022 target bonus opportunities under the Corporate Bonus Plan and the M&A Bonus Plan, and the allocation of the 2022 target bonus opportunity between the two plans.

Name	**Target Bonus Percent of Base Salary**	**Bonus Attributable to Corporate Bonus Plan**	**Percentage Attributable to M&A Bonus Plan**
Mr. McDonald	200%	25%	75%
Mr. Hill...................................	125%	50%	50%
Mr. Gill	50%	50%	50%
Mr. Doman	50%	50%	50%
Mr. Burk	50%	50%	50%
Mr. Favaron............................	100%	50%	50%

Annual incentive targets are an integral component of our compensation program, as they link and reinforce executive decision making and performance with the annual financial objectives of the Company. In the first quarter of each fiscal year, our Compensation Committee establishes the performance criteria for the bonus program and sets the threshold, target and stretch goals, which are objectively determinable and established in writing.

In 2022, the performance criterion was Adjusted EBITDA under the Corporate Bonus Plan and the annualized run-rate of Adjusted EBITDA attributable to companies acquired during the year under the M&A Bonus Plan. We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from income taxes, stock-based compensation expense, acquisition-related expense, purchase accounting deferred revenue discount and impairment of goodwill. The threshold under the Corporate Bonus Plan is increased by the Board if we complete an acquisition during that year. If an acquisition is completed during that year, then the corresponding amount of proforma Adjusted EBITDA generated by such acquisition during the year is added to the adjusted EBITDA threshold under the Corporate Bonus Plan, so that bonuses are not paid on the same EBITDA under both plans. Additionally, if the Company does not achieve certain Adjusted EBITDA margin thresholds throughout the year, the pool available for the Corporate Bonus Plan will be reduced by an amount necessary to achieve the targeted Adjusted EBITDA margin percentage. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue. The Compensation Committee may also adjust the goals following the occurrence of unanticipated changes to our business.

The following tables show, for the Corporate Bonus Plan, the threshold Adjusted EBITDA goal and, for the the M&A Bonus Plan, the target annualized run-rate of Adjusted EBITDA attributable to companies acquired during the year goal for 2022, actual results, and the percentage of the bonus opportunity actually earned. Under the Corporate Bonus Plan, the threshold Adjusted EBITDA for 2022 was initially set at $99.0 million. The threshold was subsequently decreased to $97.1 million to take into account foreign exchange headwinds. Under the M&A Bonus Plan, the target annualized run-rate of Adjusted EBITDA attributable to companies acquired during the year was $18.0 million.

	Corporate Bonus Plan		
	Adjusted EBITDA	Adjusted EBITDA	Bonus Pool Generated ($)
Year	Threshold ($, in millions)	Actual Results ($, in millions)	
2022	97.1	97.1	—

	M&A Bonus Plan		
	Adjusted EBITDA From Acquisitions	Adjusted EBITDA From Acquisitions	Amount Earned
Year	Target ($, in millions)	Actual Results ($, in milions)	(as a percentage of Target) (%)
2022	18.0	9.45	52.5 %

With respect to the Corporate Bonus Plan, if the company has exceeded the threshold Adjusted EBITDA then 80% of the amount by which the threshold has been exceeded is identified as the bonus pool. With respect to the M&A Bonus Plan, the bonus pool is funded based on percentage achievement of the acquisition of the target amount of annualized pro forma adjusted EBITDA. In both instances, other employees of the Company participate in these plans. Bonuses are paid following the issuance of the Company's audited financial statements for the year in question.

In 2021, we did not achieve our threshold Adjusted EBITDA goals under the Corporate Bonus Plan. For 2022, we set a Corporate Bonus Plan threshold approximately 0.5% higher than our 2021 Adjusted EBITDA actual results. As in 2021, we did not achieve the threshold level of Adjusted EBITDA goals under the Corporate Bonus Plan for 2022, resulting in no bonuses earned by our named executive officers under the Corporate Bonus Plan. For the M&A Bonus Plan, for 2022 we set a target approximately 9% higher than our 2021 results and our 2022 results were at 52.5% of the target level. Set forth below are the target and actual bonuses earned by our named executive officers in 2022.

We believe the historical payouts under our annual bonus program, and lack of upward discretionary adjustments by our Compensation Committee when pre-established goals are not achieved, evidence the rigor of our annual bonus program and our pay-only-for-performance approach. Threshold and target levels of performance for each metric were set at the high end of the Company's publicly announced guidance and, therefore, required strong performance.

Name	2022 Bonus Targets ($)			2022 Bonus Actuals ($)		
	Corporate Bonus	M&A Bonus	Total	Corporate Bonus	M&A Bonus	Total
Mr. McDonald	162,500	487,500	650,000	—	255,398	255,398
Mr. Hill	187,500	187,500	375,000	—	98,438	98,438
Mr. Gill	75,000	75,000	150,000	—	39,375	39,375
Mr. Doman	75,000	75,000	150,000	—	39,375	39,375
Mr. Burk	75,000	75,000	150,000	—	39,375	39,375
Mr. Favaron	162,500	162,500	325,000	—	—	—

Equity Awards

In 2022, we awarded the following number of RSUs and PSUs to our named executive officers in January as part of our annual equity award program:

Name	RSUs	PSUs
Mr. McDonald	93,750	93,750
Mr. Hill	67,500	—
Mr. Gill	27,500	—
Mr. Doman	55,000	—
Mr. Burk	35,000	—
Mr. Favaron	150,000	—

For Mr. McDonald, Mr. Favaron, Mr. Hill and Mr. Gill, the RSUs vest quarterly starting on March 16, 2022, and ending on December 16, 2024, assuming the named executive officer continues to be an employee. For Mr. Doman and Mr. Burk, 29.56% of the shares vest on November 16, 2022, 12.10% of the shares vest on March 16, 2023 and the remainder vests in seven equal quarterly installments starting on June 16, 2023 and ending on December 16, 2024, assuming the named executive officer continues to be an employee.

For Mr. McDonald's PSUs, 0% to 300% may vest on or before June 30, 2023 based on the Company's TSR during the 18-month period ending June 30, 2023. The PSUs will vest on the first date on which the closing price of our common stock for any 30 consecutive trading days immediately preceding such date before June 30, 2023 equals or exceeds specified stock price hurdles. Additionally, on June 30, 2023, to the extent not vested during the 18-month period, a number of PSUs will vest based on the closing price of our common stock relative to the stock price hurdles. The percentage of TSR Performance PSUs that may vest will be (a) 0% if TSR is below 5.0%; (b) 50% if TSR is at least equal to 5%; (c) 100% if TSR is at least equal to 10%; and (d) 300% if TSR is 20% or greater. If TSR is between 5% and 10% or between 10% and 20%, the percentage of TSR Performance RSUs that may vest is determined using linear interpolation to calculate the actual earned PSUs.

In October of 2022, in connection with our in-depth strategic planning exercise and the need for continuity within the key senior management team including the named executive officers, we granted the following additional RSU awards:

Name	RSUs
Mr. McDonald	100,000
Mr. Hill	70,000
Mr. Gill	50,000
Mr. Doman	50,000
Mr. Burk	50,000
Mr. Favaron	—

The RSUs vest quarterly starting on December 16, 2022, and ending on September 16, 2025, assuming the named executive officer continues to be an employee.

Other Perquisites and Benefits

We provided limited perquisites to our NEOs. The aggregate value of perquisites provided to each of our NEOs was less than $10,000 in 2022. We have a 401(k) plan (with no employer match) and no deferred compensation plan for executives. Our employment agreements with the NEOs are disclosed in the section titled "Executive Employment and Other Arrangements."

Compensation Governance Components

Compensation Governance Provisions

The following policies and the chart below align management and stockholder interests, and mitigate any potential incentive for management to take inappropriate risks:

• **Stock Ownership Policy:** In April of 2020, we adopted a stock ownership policy under which our NEOs are expected to acquire and hold shares of our common stock with a market value equal to a multiple of their respective base salaries, as indicated in the table below, within seven years of service in their position or, for named executive officers serving in that position in April 2020, from the date of adoption of the policy. Our stock ownership policy more closely aligns the interests of our NEOs with the interests of our stockholders and exposes our NEOs to downside equity performance risk.

Position	Multiple of Salary	Years of Service
CEO	6	7
Other named executive officers	4	7

As of April 20, 2023, all of our NEOs were in compliance with our stock ownership requirements.

- **Insider Trading Policy:** This policy applies to all employees, directors and contractors. All employees, directors and contractors are blocked from selling during predetermined closed selling periods. In addition, executive officers and directors are required to obtain pre-clearance from the Company's general counsel prior to making any trades or entering into any 10b5-1 trading plans.

- **Hedging and Pledging:** All executive officers, directors, and employees are prohibited from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities under our Insider Trading Policy.

- **Clawbacks:** The Compensation Committee adopted our current clawback policy in April 2020 to recoup compensation if our financial statements must be restated due to an executive officer's intentional misconduct or gross negligent conduct. Under the policy, the Compensation Committee may in its discretion to the extent permitted by applicable law, require a named executive officer to reimburse or forfeit to us the excess incentive compensation (whether cash- or equity-based) such officer received during the three fiscal years preceding the year the restatement is determined to be required relative to an applicable restated performance measure or target. In October 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the "Dodd-Frank Act").. The final rules direct the stock exchanges to establish listing standards that will require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. We intend to timely update our clawback policy to comply with final Nasdaq listing standards.

Compensation Program Risk Management

Our Board of Directors and the Compensation Committee are required to assess whether our compensation policies and practices and, in particular, our performance-based compensation practices, encourage executive officers or other employees to take unnecessary or unreasonable risks that could threaten the long-term value of the Company or that are reasonably likely to have a material adverse effect on the Company. Management believes that our practices adequately manage this risk because:

- our executive compensation is benchmarked by our independent compensation consultant relative to our peers and the external marketplace in which we compete for talent;
- the primary criteria we use for performance compensation components are "bottom line" measures such as Adjusted EBITDA, which we believe are less susceptible to manipulation for short-term gain than "top line" measures;
- our cash bonus plan preserves discretion to permit the Committee to elect not to pay otherwise achieved bonus amounts for any reason;
- a meaningful component of compensation is provided through equity grants with extended vesting periods designed to ensure that our executives value and focus on the Company's long-term performance;
- NEOs have substantial equity positions in Upland and are subject to stock ownership policies, which we believe increases their focus on long-term stockholder value; and
- executive incentive compensation is subject to our "claw-back" policy.

Compensation Process

The Compensation Committee begins its process of deciding how to compensate Upland's NEOs by considering the competitive market data provided by NFP, the Compensation Committee's independent compensation consultant, and the Company's Human Resources Department. The Compensation Committee engaged NFP, their independent consultant, to provide advice and recommendations on competitive market practices and specific compensation decisions.

Peer Selection Methodology, Rationale and Comparison

Upland's peer group is reviewed annually by NFP using a defined methodology that identifies companies with attributes reasonably and objectively similar to Upland in terms of industry, industry profile, size, and market capitalization to revenue ratio, profit margins and external perception by stockholders. Below outlines the recommended and approved peer companies recommended by NFP that was utilized in evaluation and discussing 2022 compensation decisions and actions:

Peer Group Symbol	Peer Group Name
EGHT	8X8, Inc.
AGYS	Agilsys, Inc.
BNFT	Benefitfocus, Inc.
EPAY	Bottomline Technologies (de), Inc.
LPSN	LivePerson, Inc.
MODN	Model N, Inc.
PRO	PROS Holdings, Inc.
QADA	QAD Inc.
SPSC	SPS Commerce, Inc.
WK	Workiva Inc.
YEXT	Yext, Inc.
ZIXI	Zix Corporation

How We Use Our Peer Group

The positions of our NEOs are compared to their counterpart positions in our peer group, and the compensation levels for comparable positions in that peer group are examined for guidance in determining:

- base salaries;
- performance bonuses; and
- the amount and mix of long-term, equity-based incentive awards.

The Compensation Committee establishes base salaries, variable cash incentive awards, and long-term, equity-based incentive awards on a case-by-case basis for each named executive officer taking into account, among other things, individual and company performance, role expertise and experience and the competitive market, advancement potential, recruiting needs, internal equity, retention requirements, unrealized equity gains, succession planning and best compensation governance practices. The Compensation Committee does not tie individual compensation to specific target percentiles.

Making Decision and Policies

The Compensation Committee may occasionally seek input and recommendations from the CEO and Upland's Human Resource group, but makes all executive compensation and benefits determinations without delegation. Our CEO also does not participate in determinations with respect to his own compensation. The major topics covered at each Compensation Committee meeting are reported to the Board of Directors. NFP, our independent compensation consultant, provides the Compensation Committee assistance in satisfying its duties, but NFP will not undertake a project for management except at the request of the Compensation Committee chair, in the capacity of the Compensation Committee's agent, and where such a project is consistent with the Compensation Committee's charter. The Compensation Committee assessed the independence of NFP in 2023, taking into consideration applicable SEC rules and regulations, and Nasdaq independence factors regarding advisor independence, and believes that there are no conflicts of interest.

Tax Implications

The Company considers the effects of Section 162(m) of the Internal Revenue Code, which generally disallows the tax deduction for compensation in excess of $1 million for certain covered individuals. The Committee believes that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. Therefore the Committee has approved salaries and other awards for executive officers that were not fully deductible because of Section 162(m) and, in light of the repeal of the performance-based compensation exception to Section 162(m), expects in the future to approve additional compensation that is not deductible for income tax purposes.

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis, included elsewhere in this proxy statement, with management, and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Upland's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

David D. May (Chair)
Stephen E. Courter
David Chung

Compensation Committee Interlocks and Insider Participation

The following directors served on the Compensation Committee during 2022: David D. May, Stephen E. Courter and David Chung, none of whom (i) were a Company officer or employee during 2022, (ii) were formerly a Company officer, or (iii) had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2022, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more individuals serving as a member on our Board or any committee of our Board.

2022 Summary Compensation Table

The following table provides information regarding the compensation awarded to or earned during our fiscal years ended December 31, 2022, 2021 and 2020 by our named executive officers. Mr. Gill became an executive officer in March 2021 and, in accordance with SEC rules, the table below reflects only the amounts earned as an executive officer in 2021 and 2022. Messrs. Doman and Burk became executive officers in August 2022 and the table below reflects only the amounts earned by them in 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John T. (Jack) McDonald	2022	325,000	—	7,749,375	255,398 [2]	664	8,330,437
Chief Executive Officer and Chair	2021	325,000	—	8,319,184	446,404	—	9,090,588
	2020	325,000	—	8,035,196	266,013	—	8,626,209
Michael D. Hill	2022	275,000	—	1,918,425	98,438 [3]	664	2,292,527
Chief Financial Officer and Treasurer	2021	270,000	—	3,297,375	154,524	—	3,721,899
	2020	270,000	—	3,111,000	124,369	—	3,505,369
Kin Gill	2022	266,667	—	933,025	39,375 [4]	664	1,239,731
Chief Legal Officer and Secretary	2021	260,000	—	1,343,375	59,521	—	1,662,896
Daniel Doman	2022	291,667	—	1,513,550	39,375 [4]	—	1,844,592
Chief Product Officer							
Ian Burk	2022	225,000	—	1,091,350	39,375 [4]	—	1,355,725
Chief Business Officer							
Rodney C. Favaron	2022	216,667	—	3,166,500	— [5]	—	3,383,167
Former President	2021	325,000	—	7,327,500	148,801	—	7,801,301
	2020	270,833	—	5,836,500	99,403	6,250	6,212,986

(1) The amounts reported in the "Stock Awards" column do not reflect compensation actually received by the named executive officer but represent the aggregate grant date fair value computed in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). The valuation assumptions used in determining such amounts are described in "Note 2—Summary of Significant Accounting Policies" and "Note 12—Stockholder's Equity" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 28, 2023. For Mr. McDonald, the grant date fair value of his 2022 PSUwas $5,065,313 (per share fair value of $54.03 (using the Monte Carlo simulation model) times the target number of PSUs (93,750)). If maximum performance levels were achieved, the award would vest at 300% of the target number of the PSUs. Based on the closing price on the grant date of January 12, 2022 of $21.11, the value of Mr. McDonald's PSUs awarded on January 12, 2022, assuming maximum performance is achieved would be $5,937,188.

(2) The amount reported for 2022 reflects zero earned under our 2022 Corporate Bonus Plan and $255,398 earned under our 2022 M&A Bonus Plan.

(3) The amount reported for 2022 reflects zero earned under our 2022 Corporate Bonus Plan and $98,438 earned under our 2022 M&A Bonus Plan.

(4) The amount reported for 2022 reflects zero earned under our 2022 Corporate Bonus Plan and $39,375 earned under our 2022 M&A Bonus Plan.

(5) The amount reported for 2022 reflects zero earned under our 2022 Corporate Bonus Plan and zero earned under our 2022 M&A Bonus Plan.

Grant of Plan-Based Award Table for the Fiscal Year 2022

The following table presents, for each of our named executive officers, information concerning each grant of cash or equity award made during fiscal year 2022. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)		
John T. (Jack) McDonald	01/12/2022		650,000			
	01/12/2022				93,750 [3]	5,065,313
	01/12/2022				93,750 [4]	1,979,063
	10/21/2022				100,000 [4]	705,000
Michael D. Hill	01/12/2022		375,000		67,500 [4]	1,424,925
	10/21/2022				70,000 [4]	493,500
Kin Gill	01/12/2022		150,000		27,500 [4]	580,525
	10/21/2022				50,000 [4]	352,500
Daniel Doman	01/12/2022		150,000		55,000 [5]	1,161,050
	10/21/2022				50,000 [4]	352,500
Ian Burk	01/12/2022		150,000		35,000 [5]	738,850
	10/21/2022				50,000 [4]	352,500
Rodney C. Favaron	01/12/2022		325,000			
	01/12/2022				150,000 [4]	3,166,500

(1) The amounts reported represent the formulaic performance-based incentive cash awards each named executive officer could earn pursuant to our Corporate Bonus Plan and M&A Bonus Plan for 2022 (the "2022 Bonus Plans"). The 2022 Bonus Plans did not contain threshold and maximum values. For Mr. McDonald, his target bonus in calculated by multiplying 200% by his annual base salary in effect during fiscal 2022 25% of his bonus was attributable to the Corporate Bonus Plan and 75% was attributable to the M&A Bonus Plan. For Mr. Hill, his target bonus is calculated by multiplying 125% by his annual base salary in effect during 2022. For Mr. Gill, Mr. Doman and Mr. Burk, their target bonus are calculated by multiplying 50% by their respective annual base salary in effect during 2022. For Mr. Mr. Hill, Mr. Gill, Mr. Doman and Mr. Burk, 50% of their bonus was attributable to the Corporate Bonus Plan and 50% was attributable to the M&A Bonus Plan. For more information on the 2022 Bonus Plans and actual amounts earned see the Compensation Discussion and Analysis above.

(2) The grant date fair value of RSU awards is determined in accordance with ASC 718, *Compensation—Stock Compensation,* without regard to estimated forfeitures. The valuation assumptions used in determining such amounts are described in "*Note 2—Summary of Significant Accounting Policie*s" and "*Note 13—Stockholder's Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 28, 2023. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(3) The amount reported reflects the target number shares of common stock underlying the PSU award granted to Mr. McDonald in 2022 under the Upland Software, Inc., 2014 Equity Incentive Plan. 0% to 300% of these TSR performance PSUs may vest on June 30, 2023 based on the Company's TSR for the 18-month period ending June 30, 2023. The percentage of TSR Performance PSUs that may vest will be (a) 0% if TSR is below 5%; (b) 50% if TSR is 5%; (c) 100% if TSR is 10%; and (d) 300% if TSR is 20% or greater. If TSR is between 5% and 10% or between 10% and 20%, the percentage of TSR Performance RSUs that may vest is determined using linear interpolation, provided the named executive officer continues to be a service provider to the Company on the applicable date.

(4) The amounts reported reflect shares of common stock underlying RSU awards granted in 2022 under the Upland Software, Inc. 2014 Equity Incentive Plan. The RSU awards vest in twelve equal quarterly installments, provided the named executive officer continues to be a service provider to the Company on the applicable date.

(5) The amount reported reflects shares of common stock underlying an RSU award granted under the Upland Software, Inc. 2014 Equity Incentive Plan. The RSU award vests as follows: (i) 29.56% of the shares vest on November 16, 2022; (ii) 12.10% of the shares vest on March 16, 2023; and (iii) the remaining units vest in seven equal quarterly installments starting on June 16, 2023 and ending on December 16, 2024, provided the named executive officer continues to be a service provider to the Company on the applicable date.

2022 Outstanding Equity Awards At Fiscal Year-End

The following table provides information about outstanding equity awards held by each of our named executive officers at December 31, 2022.

Name	Number of shares or units of stock that have not vested[1] (#)		Market value of shares or units of stock that have not vested[1] ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
John T. (Jack) McDonald	20,479	[2]	146,015			
	62,500	[3]	445,625			
	91,667	[4]	653,586			
				46,875	[5]	334,219
Michael D. Hill	22,500	[6]	160,425			
	45,000	[7]	320,850			
	64,167	[8]	457,511			
Kin Gill	9,167	[9]	65,361			
	18,334	[10]	130,721			
	45,833	[11]	326,789			
Daniel Doman	27,502	[12]	196,089			
	38,740	[13]	276,216			
	45,833	[14]	326,789			
Ian Burk	—		—			
Rodney C. Favaron	—		—			

(1) Market value calculated using the closing price of our common stock as of December 30, 2022 of $7.13.

(2) Represents the remaining unvested RSUs of an original award of 61,437 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2021 and ending on December 16, 2023, subject to Mr. McDonald continuing to be a service provider to the Company on each applicable date.

(3) Represents the remaining unvested RSUs of an original award of 93,750 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024, subject to Mr. McDonald continuing to be a service provider to the Company on each applicable date.

(4) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to Mr. McDonald continuing to be a service provider to the Company on each applicable date.

(5) The number of PSUs reported is based on achievement of threshold performance. The market value was calculated using the closing price of our common stock as of December 30, 2022 of $7.13. 0% to 300% of these TSR performance PSUs may vest on June 30, 2023 based on the Company's TSR for the 18-month period ending June 30, 2023. The percentage of TSR Performance PSUs that may vest will be (a) 0% if TSR is below 5%; (b) 50% if TSR is 5%; (c) 100% if TSR is 10%; and (d) 300% if TSR is 20% or greater. If TSR is between 5% and 10% or between 10% and 20%, the percentage of TSR Performance RSUs that may vest is determined using linear interpolation, provided the Mr. McDonald continues to be a service provider to the Company on the applicable date.

(6) Represents the remaining RSUs of an original award of 67,500 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2021 and ending on December 16, 2023, subject to Mr. Hill continuing to be a service provider to the Company on each applicable date.

(7) Represents the remaining RSUs of an original award of 67,500 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024, subject to Mr. Hill continuing to be a service provider to he Company on each applicable date.

(8) Represents the remaining RSUs of an original award of 70,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to Mr. Hill continuing to be a service provider to he Company on each applicable date.

(9) Represents the remaining RSUs of an original award of 27,500 RSUs that vest pursuant to the following vesting schedule: (i) 29.56% of the shares vest on the 8-month anniversary of November 16, 2021; (ii) 12.10% of the shares vest on the 12-month anniversary of March 16, 2022; and (iii) the remaining units vest in seven equal quarterly installments starting on June 16, 2022 and ending on December 16, 2023, subject to Mr. Gill continuing to be a service provider to the Company on each applicable date.

(10) Represents the remaining RSUs of an original award of 27,500 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024, subject to Mr. Gill continuing to be a service provider to the Company on each applicable date.

(11) Represents the remaining RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to Mr. Gill continuing to be a service provider to the Company on each applicable date.

(12) Represents the remaining unvested RSUs of an original award of 55,000 RSUs that vest pursuant to the following vesting schedule: 33.33% on June 16, 2022 and then eight equal quarterly installments starting on September 16, 2022 and ending on June 16, 2024, subject to Mr. Doman continuing to be a service provider to the Company on each applicable vesting date.

(13) Represents the remaining RSUs of an original award of 55,000 RSUs that vest pursuant to the following vesting schedule: (i) 29.56% of the shares vest on the 8-month anniversary of March 16, 2022; (ii) 12.10% of the shares vest on the 12-month anniversary of March 16, 2022; and (iii) the remaining units vest in seven equal quarterly installments starting on June 16, 2023 and ending on December 16, 2024, subject to Mr. Doman continuing to be a service provider to the Company on each applicable date.

(14) Represents the remaining RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to Mr. Doman continuing to be a service provider to he Company on each applicable date.

Option Exercises and Restricted Stock or Restricted Stock Unit Vesting During Fiscal Year 2022

The following table sets forth certain information with respect to the exercise of stock options and the vesting of restricted stock or RSUs awards held by our named executive officer in fiscal year 2022.

	Stock Award	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John T. (Jack) McDonald	82,161	947,891
Michael D. Hill	75,833	882,231
Kin Gill	31,870	335,990
Daniel Doman	47,925	495,630
Ian Burk	32,123	298,550
Rodney C. Favaron	112,502	1,491,026

Executive Employment and Other Arrangements

A summary of our current at-will employment agreements with our named executive officers and other arrangements with our named executive officers providing for potential employment termination-based compensation is set forth below.

John T. (Jack) McDonald. Mr. McDonald is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. This employment agreement has no specific term and constitutes at-will employment. Mr. McDonald's employment agreement provides for a base salary of $325,000, which is his current salary rate, subject to annual review and adjustment by the Board. Mr. McDonald is also eligible to receive employee benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is set at 100% of his then-current base salary. On March 13, 2019, Mr. McDonald and the Company entered into Amendment #1 to this employment agreement to increase his target bonus to 200%, with 25% being based upon our achievement of Adjusted EBITDA targets and 75% being based upon the achievement of acquisition targets. Payment of any bonus to Mr. McDonald is subject to approval by our Board.

We have granted Mr. McDonald RSUs vesting over a period of time pursuant to RSU award agreements which provide for vesting over a period of time.

Michael D. Hill. Mr. Hill is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. Mr. Hill's employment has no specific term and constitutes at-will employment. Mr. Hill's employment agreement, as amended, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Hill is also eligible to receive employee benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is set at 125% of his base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

We have granted Mr. Hill RSUs vesting over a period of time pursuant to RSU award agreements, which provide for vesting over a period of time.

Kin Gill. Mr. Gill is party to an employment agreement with us dated January 12, 2022. Mr. Gill's employment has no specific term and constitutes at-will employment. Mr. Gill's employment agreement, as amended, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Gill is also eligible to receive employee benefits that are substantially similar to those of our other employees. His target bonus was set at 50% of Mr. Gill's current base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

We have granted Mr. Gill RSUs vesting over a period of time, pursuant to RSU award agreements, which provide for vesting over a period of time.

Daniel Doman. Mr. Doman is party to an employment agreement with us dated November 1, 2022. Mr. Doman's employment has no specific term and constitutes at-will employment. Mr. Doman's employment agreement, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Doman is also eligible to receive employee benefits that are substantially similar to those of our other employees. His target bonus was set at 50% of Mr. Doman's current base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

We have granted Mr. Doman RSUs vesting over a period of time, pursuant to RSU award agreements, which provide for vesting over a period of time.

Ian Burk. Mr. Burk was a party to an employment agreement with us dated November 1, 2022. Mr. Burk's employment had no specific term and constituted at-will employment. Mr. Burk's employment agreement provided for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Burk was also eligible to receive employee benefits that were substantially similar to those of our other employees. His target bonus was set at 50% of his current base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

We granted Mr. Burk RSUs vesting over a period of time, pursuant to RSU award agreements, which provided for vesting over a period of time. Since Mr. Burk ceased to be an employee on December 31, 2022, his unvested RSUs were forfeited on December 31, 2022.

Rodney C. Favaron. Mr. Favaron was party to an employment agreement with us dated March 1, 2020, as amended on November 12, 2020. Mr. Favaron's employment had no specific term and constituted at-will employment. Mr. Favaron's employment agreement provided for a base salary of $325,000, subject to annual review and adjustment by the Board. Mr. Favaron was also eligible to receive employee benefits that were substantially similar to those of our other employees. His target bonus was set at 100% of his then-current base salary. His employment agreement designated his bonus as 50% based upon our achievement of Adjusted EBITDA targets and 50% based upon the achievement of acquisition targets.

We granted Mr. Favaron RSUs vesting over a period of time, pursuant to RSU award agreements, which provide for vesting over a period of time. Since Mr. Favaron ceased to be a service provider on September 30, 2022, his unvested RSUs were forfeited on September 30, 2022.

Potential Payments upon Termination or Change in Control

The information below describes certain compensation that would have become payable to our named executive officers, other than Messrs. Burk and Favaron, under existing plans and contractual arrangements assuming a termination of employment and change of control of the Company had occurred on December 31, 2022 and based upon a price of $7.13 per share for our common stock, which was the closing price on NASDAQ on December 30, 2022 (the last trading day of 2022), given the named executive officers' compensation and service levels as of such date. Messrs. Burk and Favaron terminated service with us in 2022 and did not receive any severance or other termination payments or benefits in connection with their terminations. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. As of December 31, 2022, we have cash severance arrangements for our named executive officers, partial acceleration of unvested equity awards, acceleration of unvested awards upon death or Disability, as well as "double trigger" vesting acceleration for equity awards of all named executive officers, each as described below.

Cash Severance Payments

As described above under "Executive Employment and Other Arrangements" we entered into an employment agreement with each of our named executive officers. Under these agreements if the named executive officer is terminated for any reason other than "cause" or resigns for "good reason" we will be obligated to pay him as severance (i) earned but unpaid bonus, (ii) 100% of his then current monthly base salary for 12 months, and (iii) reimburse him for any health care benefit continuation premiums for a period of 12 months, provided he timely elects continuation of coverage under COBRA or applicable state law; provided further, that such COBRA premium reimbursements shall terminate upon commencement of new employment by an employer that offers health care coverage to its employees.

Death or Disability

All equity awards contain provisions that accelerate the vesting of outstanding unvested awards upon the death or permanent disability of the holder. These provisions are generally applicable to all of our employees, including executive officers.

Acceleration of Equity Awards upon Termination without Cause or Resignation with Good Reason

The equity grant agreements with our named executive officers provide that if a named executive officer leaves for good reason or is terminated other than for cause (as each is defined in that named executive officer's employment agreement) prior to completion of the vesting schedule the named executive shall vest in enough additional units or shares as is necessary so that the total vested units or shares equals the amount that would have vested as of the termination date assuming the vesting over thirty-six equal monthly installments starting on January 1 of the year of grant. This means that our named executive officers may receive no additional vesting, or up to two months of additional vesting, upon a termination without cause or a resignation for good reason.

Double Trigger Vesting Acceleration of Equity Awards

The equity award agreements with Messrs. McDonald, Favaron, Hill and Gill provide for "double trigger" vesting acceleration of unvested awards, such that the vesting with respect to 100% of their outstanding and unvested awards will be accelerated in the event of their termination without cause or resignation with good reason in connection with change of control (as each is defined in the applicable equity grant documentation with such named executive officers).

Definitions

For purposes of each named executive's equity grant documentation and employment agreement:

"Cause" means (i) Executive's willful failure to perform the duties and obligations of executive's position with the Company; (ii) any material act of personal dishonesty, fraud or misrepresentation taken by executive which was intended to result in substantial gain or personal enrichment of executive at the expense of the Company; (iii) executive's violation of a federal or state law or regulation applicable to the Company's business which violation was or is reasonably likely to be materially injurious to the Company; (iv) executive's conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as executive did not know of the felony and did not willfully violate the law); or (v) executive's material breach of the terms of that executive's employment agreement or proprietary information agreement.

"Good Reason" means, (i) without executive's consent, a material reduction of executive's duties or responsibilities relative to executive's duties or responsibilities as in effect immediately prior to such reduction; provided, however, any reduction in executive's duties or responsibilities resulting solely from the Company being acquired by and made a part of a larger entity shall not constitute Good Reason; (ii) without executive's written consent, a material reduction in the base salary of executive as in effect immediately prior to such reduction, unless such reduction is part of a reduction in expenses generally affecting senior executives of the Company; (iii) without executive's consent, a material reduction by the Company in the kind or level of employee benefits to which executive was entitled immediately prior to such reduction, with the result that executive's overall benefits package is materially reduced, unless such reduction is part of a reduction in benefits generally affecting senior executives of the Company or (iv) without executive's consent, his relocation to a facility or a location more than twenty-five (25) miles from his present working locations. Good Reason shall not exist unless executive provides (i) notice to the Company within ninety (90) days of the initial existence of the condition triggering Good Reason and (ii) the Company the opportunity of at least thirty (30) days to cure such condition.

For purposes of each named executive's equity documentation:

"Change in Control" generally means, (i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (for purposes of this definition, a "Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; (ii) a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Internal Revenue Code Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Potential Payments

The table below estimates payments and benefits that would have become payable to our named executive officers, other than Mr. Favaron and Mr. Burk, under the existing plans and contractual arrangements assuming a termination of employment and change of control of the Company had occurred on December 31, 2022 and based upon a price of $7.13 per share for our common stock, which was the closing price on NASDAQ on December 30, 2022 (the last trading day of 2022), give the named executive officers' compensation and service levels as of such date.

Name	Severance Payments upon Termination without Cause or Resignation for Good Reason[1] ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason in Connection with a Change of Control ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason not in Connection with a Change in Control ($)	Acceleration of Equity Awards upon Death or Disability ($)
John T. (Jack) McDonald	995,654	1,913,663	—	1,913,663
Michael D. Hill	689,934	938,786	—	938,786
Kin Gill	470,654	522,871	—	522,871
Daniel Doman	456,583	799,095	—	799,095

(1)   Includes earned but unpaid bonus as of December 31, 2022, assuming performance at target levels, continued salary payments for 12 months and reimbursement for health care benefit continuation premiums for 12 months.

CEO Pay Ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee. The ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act. SEC rules for identifying the median employee allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

As determined in accordance with SEC rules, the 2022 annual total compensation was $8,330,437 for our CEO as reported in the Summary Compensation Table and $78,470 for our median employee, and the ratio of these amounts is $106.16 to $1.

As permitted by SEC rules, to identify our median employee, we elected to use the annual total cash compensation of each employee as of the end of 2022. For these purposes, annual total cash compensation included annual salary or hourly wages, 2022 grants of RSUs (grant date "fair value" per ASC 718), 2022 bonus earned, commissions paid, and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records with all foreign currencies converted to U.S. dollars. All amounts were annualized for permanent employees who did not work for the entire year.

We identified our median employee from 1,302 full-time and part-time workers who were included as employees on our payroll records during 2022. As permitted by SEC rules, we excluded from the population of employees eight employees located in Israel when making this determination. Except for the employees excluded on the basis of the de minimis exception for foreign employees, we did not exclude any other employees pursuant to any other permitted exclusion.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of December 31, 2022, concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column) (1)
Equity compensation plans approved by stockholders	154,321	$ 11.19	631,776
Equity compensation plans not approved by stockholders	—	—	—
Total equity compensation plans	154,321	$ 11.19	631,776

(1) Pursuant to the terms of the 2014 Plan, the number of shares available for issuance under the 2014 Plan will be increased on the first day of each fiscal year in an amount equal to the lesser of (i) four percent (4%) of the outstanding shares of our Common Stock on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Board.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

In accordance with the SEC's Pay Versus Performance ("PvP") rules, below is the required tabular disclosure for the Principal Executive Officer ("PEO") and the average NEO (excluding the PEO) for reporting years 2020, 2021 and 2022.

Pay Versus Performance Table

Year[1]	Summary Compensation Table Total for PEO[2] ($)	Compensation Actually Paid to PEO[1][3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1][4] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][5] ($)	Value of Initial Fixed $100 Investment Based On:		Net Loss ($, in millions)	Adjusted EBITDA ($, in millions)
					Total Shareholder Return[6]	Peer Group Total Shareholder Return[7]		
2022	8,330,437	1,666,533	2,023,148	571,224	20.0	132.8	68.4	97.1
2021	9,090,588	(33,614)	4,395,365	1,078,429	50.2	206.8	58.2	96.7
2020	8,626,209	10,369,020	5,125,166	5,742,921	128.5	150.0	51.2	99.9

(1)   The PEO in all three reporting years is John T. (Jack) McDonald. The NEOs in the 2022 reporting year are: Michael D. Hill, Kin Gill, Daniel Doman, Ian Burk and Rodney C. Favaron. The NEOs in the 2021 reporting year are: Michael D. Hill, Kin Gill and Rodney C. Favaron. The NEOs in the 2020 reporting year are: Michael D. Hill, Rodney C. Favaron and Tim Mattox.

(2)   The dollar amounts reported are the amounts of total compensation reported for Mr. McDonald for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT"). Refer to "Executive Compensation — 2022 Summary Compensation Table."

(3)   The dollar amounts reported represent the amount of compensation actually paid ("CAP") to Mr. McDonald, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. McDonald during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to Mr. McDonald's total compensation for each year to determine the CAP.

(4)   The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year.

(5)   The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding the PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the applicable PEO) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to the NEOs' (excluding the applicable PEO) total compensation for each year to determine the CAP.

(6)   Represents the year-over-year value, as of the end of the applicable fiscal year, of a hypothetical initial investment of $100 made on December 31, 2019 in the Company. The Company has not paid any cash dividends and, therefore, the Cumulative TSR calculation on its Common Stock is based solely upon stock price appreciation or depreciation and does not include any reinvestment of cash dividends.

(7)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Computer Technology Index.

Pay Versus Performance Calculation Detail

	PEO				NEO AVERAGE			
	2022		2021		2020	2022		2021		2020
Summary Compensation Table Total	$	8,330,437	$	9,090,588	$	8,626,209	$	2,023,148	$	4,395,365	$	5,125,166
Less: Reported Fair Value of Equity Awards[a]	$	(7,749,375)	$	(8,319,184)	$	(8,035,196)	$	(1,724,570)	$	(3,989,417)	$	(5,056,500)
Add: Year-End Fair Value of Equity Awards Granted in the Year and Remain Unvested	$	1,132,023	$	744,002	$	8,502,148	$	367,775	$	982,933	$	3,824,243
Add: Change in Fair Value of Equity Awards Granted in Prior Years and Remain Unvested	$	(221,378)	$	(617,667)	$	610,800	$	(127,923)	$	(776,423)	$	254,500
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$	439,625	$	746,243	$	769,776	$	247,244	$	945,402	$	1,636,069
Add: Changes in Fair Value of Equity Awards Granted in Prior Years that vested in the Year	$	(264,799)	$	(1,677,596)	$	(104,717)	$	(214,450)	$	(479,431)	$	(40,557)
Compensation Actually Paid	$	1,666,533	$	(33,614)	$	10,369,020	$	571,224	$	1,078,429	$	5,742,921

(a)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the SCT for the applicable year. Refer to "Executive Compensation — 2022 Summary Compensation Table."

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted EBITDA
- Relative TSR (the Company's TSR as compared to a peer group established by the Compensation Committee)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable and at-risk pay philosophy, with a significant portion of our named executive officer' pay tied to our stock price performance, which is reflected in the CAP amounts shown in the tables above and below. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) is aligned with the Company's cumulative TSR for the years ended December 31, 2020, 2021 and 2022. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because a significant portion of the compensation actually paid to Mr. McDonald and to the other NEOs is comprised of equity awards.



Compensation Actually Paid and Net Loss

The amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) is generally aligned with the Company's net income for the years ended December 31, 2020, 2021 and 2022. While the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure Adjusted EBITDA, which the company utilizes when setting goals in the Company's short-term incentive compensation program and the performance-based RSUs that are awarded to the NEOs.

The following graph sets forth the amount of compensation actually paid to Mr. McDonald, the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and the Company's net loss for the years ended December 31, 2020, 2021 and 2022.



Compensation Actually Paid and Adjusted EBITDA

The amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) is generally aligned with the Company's Adjusted EBITDA for the years ended December 31, 2020, 2021 and 2022. As described above, Adjusted EBITDA is defined as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from income taxes, stock-based compensation expense, acquisition-related expense, purchase accounting deferred revenue discount and impairment of goodwill. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted EBITDA when setting goals in the Company's short-term incentive compensation program, as well as for setting goals for the performance-based RSUs that are awarded to the NEOs.

The following graph sets forth the amount of compensation actually paid to Mr. McDonald, the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and the Company's Adjusted EBITDA for the years ended December 31, 2020, 2021 and 2022.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The Company's cumulative TSR from December 31, 2019 to December 31, 2022 was (80)% while the cumulative TSR of the peer group presented for this purpose, the Nasdaq Computer Technology Index, was 33% over the same period. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."

The following graph sets forth the Company's cumulative TSR and the cumulative TSR of the Company's peer group from December 31, 2019 to December 31, 2022.



Cumulative TSR of the Company vs Cumulative TSR of the Peer Group

	2019	2020	2021	2022
Company Cumulative TSR	$100	$129	$50.24	$19.97
Peer Group TSR	$100	$150	$207	$133

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Upland under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by the Company's independent accountants and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by our Board. The Company's management is responsible for preparing the Company's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

In connection with the 2022 audit, the Audit Committee has:

- reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 with Ernst & Young, LLP, the Company's independent registered public accounting firm;
- discussed with Ernst & Young, LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and approved by the SEC; and
- received from and discussed with Ernst & Young, LLP the written disclosures and the letter from Ernst & Young, LLP required by the PCAOB regarding Ernst & Young, LLP's communications with the Audit Committee concerning independence, and discussed with Ernst & Young, LLP the firm's independence from the Company and considered whether Ernst & Young, LLP's provision of non-audit services to the Company is compatible with maintaining the firm's independence from Company.

Based on the review and discussions described in the preceding bullet points, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

The Audit Committee has adopted a charter and a process for pre-approving services to be provided by Ernst & Young, LLP.

The members of the Audit Committee have been determined to be independent in accordance with the requirements of the Nasdaq listing standards and the requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Respectfully submitted on April 28, 2023, by the members of the Audit Committee of the Board:

Stephen E. Courter (Chair)
David D. May
Teresa Miles Walsh
David Chung

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young, LLP ("EY") as our independent registered public accounting firm and auditors of our consolidated financial statements for the fiscal year ending December 31, 2023.

At the Annual Meeting, the stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for 2023. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of Upland and our stockholders. Representatives of EY are expected to be present at the Annual Meeting to make a statement if such representatives desire to do so and to respond to appropriate questions.

Fees Paid to Ernst & Young, LLP

The following table sets forth the fees paid to our independent registered public accounting firm for the years ended December 31, 2022 and 2021.

Audit and Non-Audit Fees

	Years Ended	
	2022	2021
Audit Fees [1]	$ 1,630,000	$ 1,375,056
Audit-Related Fees [2]	81,000	8,145
Tax Fees [3]	1,319,325	676,095
All Other Fees	—	—
Total	$ 3,030,325	$ 2,059,296

(1) Audit fees relate to professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K, quarterly review of financial statements in our Quarterly Reports on Form 10-Q and include audit support for new acquisitions.

(2) Audit-related fees represent services that were provided in connection with registration statements for procedures related to the issuance of consents and comfort letters.

(3) Tax fees in 2022 relate to non-recurring technical fees associated with technical tax advice and international tax planning as well as tax compliance and tax return preparation services.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

We maintain an auditor independence policy that bans our auditors from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that our Audit Committee approve the audit and non-audit services and related budget in advance, and that our Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that we may not enter into auditor engagements for non-audit services without the express approval of our Audit Committee. In accordance with this policy, our Audit Committee pre-approved all services to be performed by our independent registered public accounting firm.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Two requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting.

Recommendation of the Board

The Board recommends that you vote "FOR" ratification of the selection of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or nonbinding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

Our Compensation Committee and our Board believe that our compensation program for our named executive officers, as described in the section titled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement reflects our goals of linking our executive compensation with our performance. Our Compensation Committee and our Board believe that the executive compensation program is rational and effective in that it aligns the interests of our executive officers with both the short-term and long-term interests of our stockholders, and enables us to support, attract and retain the best talent and support a high-performance culture by rewarding excellence and achievement.

This proposal gives you as a stockholder the opportunity to endorse or not endorse the compensation of our named executive officers through the following resolution:

"RESOLVED, that the Company's compensation program for named executive officers, as described in the section titled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement are hereby approved."

Because this vote is advisory, it will not be binding upon our Board or our Compensation Committee. However, our Compensation Committee will strongly consider the outcome of the vote when determining future executive compensation arrangements. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Three requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy as a single class and voting at the Annual Meeting. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the vote.

Recommendation of our Board of Directors

Our Board recommends that you vote "FOR" approval of the advisory vote on the compensation of our named executive officers.

PROPOSAL FOUR: APPROVAL OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 50 MILLION TO 75 MILLION

Under Article IV of our Certificate of Incorporation, the total number of shares of all classes of capital stock that the Company is authorized to issue is 55,000,000 shares (the "Shares"), consisting of (i) 50,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), and (ii) 5,000,000 shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), of which 115,000 shares have been designated as Series A Preferred Stock. Our Board of Directors has determined that it is advisable to amend Article IV of our Certificate of Incorporation to increase (1) the authorized number of shares from 55,000,000 to 80,000,000 and (2) the authorized number of shares of our Common Stock from 50,000,000 to 75,000,000 and recommends that our stockholders approve an amendment to our Certificate of Incorporation to effect the proposed increases.

A form of the Second Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), which reflects the proposed amendments contemplated by this Proposal Four, is attached to this Proxy Statement as Appendix A. This description of the proposed amendment is a summary and is qualified by the full text of the Restated Certificate of Incorporation. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with Proposal Four. Further, the text of the proposed amendment is subject to revision to include such changes as may be required by the Secretary of State of the State of Delaware and as our Board deems necessary and advisable to effect the proposed amendment to our Certificate of Incorporation. If approved by our stockholders, we intend to file the amendment with the Secretary of State of Delaware as soon as practicable following the Annual Meeting, and the amendment will be effective upon filing. If this proposal is not approved by our stockholders, our Certificate of Incorporation will continue as currently in effect.

Purpose of the Amendment

As of April 20, 2023 we had 50,000,000 authorized shares of Common Stock, of which 32,440,191 shares were issued and outstanding. Of the remaining 17,559,809 authorized shares of Common Stock, 6,752,038 shares are reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, and 2,823,414 shares are reserved for issuance upon the exercise of issued and outstanding equity awards under our 2014 Plan. Accordingly, based on the foregoing, as of April 1, 2023 there are approximately 604,717 shares of our authorized Common Stock unreserved and available for future issuance.

Our Board believes it is in the best interest of our Company to increase the number of authorized shares of our Common Stock to give us greater flexibility in considering and planning for future potential business needs, public offerings or private placements of our Common Stock for capital raising purposes and issuances of our Common Stock in connection with collaborations, acquisitions or in-licenses of assets, or other strategic transactions. We do not currently have any definitive agreements or arrangements to issue any of the proposed additional authorized shares of Common Stock that will become available for issuance if this proposal is approved and the proposed amendment is effected. Having the additional authorized shares of Common Stock available will also help to provide appropriate equity incentives to assist in the recruitment and retention of employees.

Potential Adverse Effects

We have not proposed the increase in the number of authorized shares of Common Stock with the purpose or intention of using the additional authorized shares for anti-takeover purposes, such as to oppose a hostile takeover attempt or to delay or prevent a change in control of the Company that our Board does not support, but we could use the additional shares for such purpose. The proposed amendment, if effected, will increase the number of authorized but unissued shares of our Common Stock, and, subject to compliance with law and the listing rules of Nasdaq, our Board could issue without further stockholder approval, the additional shares of Common Stock available as a result of such increase in one or more transactions that could make it more difficult for a party to effect a takeover or change in control of the Company that our Board does not support. For example, our Board could issue additional shares without further stockholder approval (subject to compliance with law and the listing rules of the Nasdaq Stock Market) so as to dilute the stock ownership or voting rights of persons seeking to obtain control of our Board or of the Company in a transaction that our Board does not support, including in a transaction in which a person is offering a premium to our stockholders for their shares of our Common Stock over then current market prices. The proposed amendment has been prompted by business and financial considerations described above under the header, "*Purpose of the Amendment*" and not by the threat of any known or threatened hostile takeover attempt, however, stockholders should be aware that by potentially discouraging initiation of any such unsolicited takeover attempts, the proposed amendment may limit the opportunity for our stockholders to receive a premium for their shares over then current market prices generally available in such takeover attempts.

Additionally, the issuance of additional shares of Common Stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power.

Risks of Not Approving This Proposal

If the stockholders do not approve this proposal, notwithstanding approval for this Proposal Four, we will continue to have 50,000,000 authorized shares of Common Stock. This could adversely impact our ability to pursue opportunities in which shares of our Common Stock could be issued that our Board may determine would otherwise be in the best interest of the Company and our stockholders, including financing and strategic transaction opportunities and employee recruitment and retention purposes, as described above under the header, "*Purpose of the Amendment*."

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Four requires a "FOR" vote from a majority of the outstanding shares of our Common Stock (including holders of our Series A Preferred Stock on an as-converted basis, subject to the Issuance Limitation). If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have the effect of votes "AGAINST" Proposal Four.

Recommendation of our Board of Directors

Our Board recommends that you vote "FOR" approval of Proposal Four.

PROPOSAL FIVE: APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO PROVIDE FOR EXCULPATION OF CERTAIN OFFICERS OF THE COMPANY FROM PERSONAL LIABILITY UNDER CERTAIN CIRCUMSTANCES AS ALLOWED BY DELAWARE LAW

The Board has determined that it is advisable to amend our Certificate of Incorporation to authorize the exculpation of certain officers of the Company as allowed by Delaware law.

Article IX of our Certificate of Incorporation currently provides for the Company to limit the monetary liability of directors in certain circumstances pursuant to and consistent with Section 102(b)(7) of the Delaware General Corporation Law. Effective August 1, 2022, the State of Delaware, which is the Company's state of incorporation, enacted legislation that permits Delaware corporations to limit the liability of certain of their officers in limited circumstances. In light of this update, we are proposing to amend Article IX of our Certificate of Incorporation to authorize exculpating certain of our officers from liability in specific circumstances, as permitted by Delaware law. The new Delaware legislation only permits, and our proposed amendment would only permit, exculpation for direct claims (as opposed to derivative claims made by stockholders on behalf of the Company) and would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

A form of the Restated Certificate of Incorporation, which reflects the proposed amendments contemplated by this Proposal Five, is attached to this Proxy Statement as Appendix A. This description of the proposed amendment is a summary and is qualified by the full text of the Restated Certificate of Incorporation. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with Proposal Five. Further, the text of the proposed amendment is subject to revision to include such changes as may be required by the Secretary of State of the State of Delaware and as our Board deems necessary and advisable to effect the proposed amendment to our Certificate of Incorporation. If approved by our stockholders, we intend to file the amendment with the Secretary of State of Delaware as soon as practicable following the Annual Meeting, and the amendment will be effective upon filing. If this proposal is not approved by our stockholders, our Certificate of Incorporation will continue as currently in effect.

The Board believes it is appropriate to provide protection to certain of our officers to the fullest extent permitted by Delaware law. The proposed amendment will more generally align the protections available to our officers with those available to our directors. The Board expects its peers to adopt exculpation clauses that limit the personal liability of officers in their certificates of incorporation, and failing to adopt the amendment could impact our recruitment and retention of officers. The proposed amendment would enable such officers to exercise their business judgment in furtherance of the interests of the Company and its stockholders without the potential for distraction posed by the risk of personal liability. Accordingly, the Board believes that the proposal to extend exculpation to certain officers is fair and in the best interests of the Company and its stockholders.

The proposed amendment to our Certificate of Incorporation is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any officer.

If the Company's stockholders approve the proposed amendment to authorize the exculpation of certain officers of the Company, as allowed by Delaware law, the amendment will be effective immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, which we intend to do promptly after stockholder approval is obtained. If not approved by the Company's stockholders, the amendment will not be filed with the Secretary of State of the State of Delaware and will not become effective, and our Certificate of Incorporation will remain unchanged.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Five requires a "FOR" vote from a majority of the outstanding shares of our Common Stock (including our Series A Preferred Stock on an as-converted basis, subject to the Issuance Limitation).. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have the effect of votes "AGAINST" Proposal Five.

Recommendation of our Board of Directors

Our Board recommends that you vote "FOR" approval of Proposal Five.

PROPOSAL SIX: ISSUANCE PROPOSAL

On July 14, 2022, we entered into the Purchase Agreement with the Purchaser, an affiliate of HGGC, LLC, pursuant to which we agreed to issue and sell 115,000 shares ("Series A Preferred Shares") of Series A Convertible Preferred Stock at a price of $1,000.00 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million (the "Investment").

The Conversion Price (as defined below) is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

In connection with the Investment, we agreed to seek the approval of our stockholders for the issuance of shares of Common Stock upon conversion of Series A Preferred Shares (the "Conversion Shares") in excess of 19.9% of the outstanding shares of Common Stock, including any additional shares of Common Stock issuable upon conversion of the Series A Preferred Shares as a result of the anti-dilution adjustments discussed herein.

Purchase Agreement

On August 23, 2022 (the "Closing Date"), the closing of the Investment (the "Closing") occurred, and the Series A Preferred Stock was issued to the Purchaser. In connection with the issuance of the Series A Preferred Stock, the Company incurred direct and incremental expenses comprised of transaction fees, and financial advisory and legal expenses (the "Series A Preferred Stock Issuance Costs"), which reduced the carrying value of the Series A Preferred Stock. As of December 31, 2022, the Series A Preferred Stock Issuance Costs totaled $4.6 million. Cumulative preferred dividends accrue quarterly on the Series A Preferred Stock at a rate of 4.5% per year within the first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the Series A Preferred Shares. The dividend rate will increase to 7.0% on August 23, 2029. The Series A Preferred Stock had accrued unpaid dividends of $ $3.2 million as of April 20, 2023.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchaser. The Purchase Agreement obligates us to indemnify the Investors and various related parties for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by us, (ii) any breach of any obligation of ours and (iii) certain claims by third parties.

Contemporaneous with the Closing Date, the Company and the Purchaser entered into a Registration Rights Agreement (the "Registration Rights Agreement") and the Company filed a Certificate of Designation setting out the powers, designations, preferences, and other rights of the Series A Preferred Stock with the Secretary of State of the State of Delaware in connection with the Closing. Pursuant to the Registration Rights Agreement, the Purchaser has certain customary registration rights with respect to any shares of Series A Preferred Stock or the common stock of the Company issuable upon conversion of the Series A Preferred Stock, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights.

Series A Preferred Shares

The terms of the Series A Preferred Shares are as set forth in a Certificate of Designation, which was filed with the Secretary of State for the State of Delaware on August 23, 2022. The Certificate of Designation was filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 23, 2022, and is incorporated herein by reference. The Series A Preferred Shares are convertible into the Conversion Shares at the election of the Holder at any time at an initial conversion price of $17.50 per share (as adjusted from time to time, the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock distribution, stock splits, stock combination and the like, and subject to price-based anti-dilution adjustment in the event of any issuances of our Common Stock, or securities convertible, exercisable or exchangeable for our Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

We may redeem all or any of the Series A Preferred Stock for cash at any time after August 23, 2029 at a price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends to, but excluding, the redemption date. Upon a "Fundamental Change" (involving a change of control as further described in the Certificate of Designation), each Holder shall have the right to require the Company to redeem all or any part of the Holder's Series A Preferred Stock for an amount equal to greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such

Holder would have received had such Holder, immediately prior to such "Fundamental Change," converted the Holder's Series A Preferred Stock into Common Stock, without regard to the Issuance Limitation.

The Series A Preferred Stock issued at the Closing have the powers, designations, preferences, and other rights set forth in the Certificate of Designation. The Holders will be entitled to dividends (i) at the rate of 4.5% per annum until but excluding August 23, 2029, and (ii) at the rate of 7% per annum on and after August 23, 2029, subject to an increase of 2% in certain specified circumstances. The Holders are also entitled to fully participate in any dividends or other distributions declared or paid on the Common Stock on an as-converted basis. Dividends will be payable quarterly in arrears, and may be paid, at the Company's option, in cash or by increasing the Liquidation Preference of each share of Series A Preferred Stock by the amount of the applicable dividend. The Company's ability to pay cash dividends is subject to the restrictions under its existing credit agreement. The Series A Preferred Stock will rank senior to the Common Stock with respect to distribution rights and rights upon liquidation, dissolution or winding up ("Liquidation") dissolution of the Company, on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation, junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation and junior in right of payment to the Company's existing and future indebtedness. Upon a Liquidation, each share of Series A Preferred Stock would be entitled to receive an amount equal to (i) the Initial Liquidation Preference, plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock to, but excluding, the date of payment of such amounts (the "Liquidation Preference").

Notwithstanding the foregoing, our ability to settle conversions and make dividend make-whole payments using shares of Common Stock is subject to certain limitations set forth in the Certificate of Designation, including a limit on the number of shares that may be issued until the time, if any, that our stockholders have approved the issuance of more than 19.9% of our outstanding shares of Common Stock in accordance with the Nasdaq Listing Rules (the "Nasdaq Stockholder Approval"). We agreed to seek stockholder approval of these matters at a meeting. The Annual Meeting is being held and this Issuance Proposal is being submitted to our stockholders in order to obtain the Nasdaq Stockholder Approval. Further, the Certificate of Designation contains a certain beneficial ownership limitations after giving effect to the issuance of shares of Common Stock issuable upon conversion of, or as part of any dividend make-whole payment under, the Certificate of Designation.

The Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis; provided, however, that the Holders shall not be entitled to vote on this Issuance Proposal pursuant to Nasdaq Listing Rule 5635.

Additionally, subject to certain exceptions, the consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock (the "Majority Holders") will be required for so long as shares representing 25% of the Series A Preferred Stock outstanding as of the Closing remain outstanding for, among other things, (i) amendments to the Company's Certificate of Incorporation, the Certificate of Designation or the Company's Bylaws that adversely affect the rights, preferences and privileges or powers, or otherwise amend the terms, of the Series A Preferred Stock, (ii) any increase or decrease of the authorized number of shares of Series A Preferred Stock, (iii) any issuances of shares of (a) any class or series of the Company's stock (other than the Series A Preferred Stock), the terms of which would result in such class or series ranking equally with the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon the distribution of assets upon the Company's liquidation, dissolution or winding up, (b) any class or series of the Company's stock, the terms of which would result in such class or series ranking senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the Company's liquidation, dissolution or winding up, or (c) other securities or equity interests that would have or that do have preferences or relative, participating, option, special or other rights senior to or on parity with the Series A Preferred Stock, (iv) the creation of securities having preferences or relative, participating, option, special or other rights senior to or on parity with, the Series A Preferred Stock, (v) the Company to redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any capital stock of the Company, subject to certain exceptions, (vi) the Company to enter into a transaction with an affiliate of the Company or any of its subsidiaries that is material to the Company and its subsidiaries, (vii) the Company to incur, assume, endorse, guarantee or otherwise become liable for any indebtedness for borrowed money or issue any debt securities or any rights to acquire any debt securities, subject to certain exceptions, (viii) any action to deregister the Common Stock under Section 12 of the Exchange Act or delist the Common Stock from the Nasdaq, or (ix) any dissolution, liquidation, bankruptcy or winding up of the Company. In addition, any action that would adversely affect the rights of any Holder of Series A Preferred Stock in a manner disproportionate to the other Holders of Series A Preferred Stock will require the consent of such affected Holder.

We are subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, acquisition and investment transactions, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Certificate of Designation), distributions or redemptions, and the transfer of assets, among other matters.

Effect of Issuance of Securities

The potential issuance of the Conversion Shares and any additional shares of Common Stock issued pursuant to the anti-dilution provisions contained in the Certificate of Designation would result in an increase in the number of shares of Common Stock outstanding. As a result, our stockholders would incur dilution of their percentage ownership to the extent that the investors convert their Series A Preferred Shares, or to the extent that additional shares of Common Stock are issued pursuant to the anti-dilution terms of the Series A Preferred Shares. Because of potential adjustments to the number of shares of Common Stock issuable upon conversion of the Series A Preferred Shares, the exact magnitude of the dilutive effect of the Series A Preferred Shares cannot be conclusively determined. However, the dilutive effect may be material to our current stockholders.

Proposal to Approve Issuance of Shares Upon Conversion of Series A Preferred Stock

Nasdaq Listing Rule 5635(b)

Pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities that will result in a change of control of a listed company, which for purposes of Nasdaq Listing Rule 5635(b) is generally deemed to occur when an investor or investor group acquires or has the right to acquire 20% or more of a company's outstanding common stock or voting power and such ownership or voting power would be the largest ownership position. Stockholders should note that a "change of control" as described under Nasdaq Listing Rule 5635(b) applies only with respect to the application of such rule and may not necessarily constitute a "change of control" for purposes of Delaware law, the Company's organizational documents or any other purpose.

Nasdaq Listing Rule 5635(d)

Nasdaq Listing Rule 5635(d) requires us to obtain stockholder approval prior to a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of Common Stock (or securities convertible into or exercisable for Common Stock), which equals 20% or more of the Common Stock or 20% or more of the voting power outstanding immediately prior to the issuance. In connection with the Investment, the 20% threshold is determined based on the shares of our Common Stock outstanding immediately preceding the issuance of shares of Series A Preferred Stock in connection with the execution of the Purchase Agreement, which was signed on July 14, 2022. Stockholder approval was not required for us to enter into the Purchase Agreement and to issue the shares of Series A Preferred Stock.

Immediately prior to the execution the Purchase Agreement, we had 32,857,110 shares of Common Stock outstanding (as determined pursuant to the Nasdaq rules). Pursuant to the Purchase Agreement, we are seeking stockholder approval under Nasdaq Listing Rule 5635(d) for the sale, issuance or potential issuance by us of our Common Stock (or securities convertible into or exercisable for our Common Stock) in excess of 6,571,422 shares, which is 20% of the shares of Common Stock outstanding immediately prior to the execution of the Purchase Agreement, including, without limitation, as a result of the anti-dilution feature of the Series A Preferred Shares.

Future issuances of securities in connection with the Investment, if any, may cause a significant reduction in the percentage interests of our current stockholders in voting power, any liquidation value, our book and market value, and any future earnings. Further, the issuance or resale of Common Stock issued to the holders of Series A Preferred Stock could cause the market price of our Common Stock to decline. In addition to the foregoing, the increase in the number of issued shares of Common Stock in connection with the Investment may have an incidental anti-takeover effect in that additional shares could be used to dilute the stock ownership of parties seeking to obtain control of us. The increased number of issued shares could discourage the possibility of, or render more difficult, certain mergers, tender offers, proxy contests or other change of control or ownership transactions.

Strategic Rationale for the Investment

During the first half of 2022 our management team came to the conclusion that, although we were cash flow positive and had no liquidity issues, we needed to raise additional capital in order to drive further growth of our business. After extensive efforts to raise capital on more favorable terms, we believed that the Investment was the most attractive financing alternative available to us at the time. We intend to use the proceeds from the Investment to make strategic acquisitions that are accretive to our results. Because of the Investment, we now have access to strategic and operational support from HGGC, which we believe will strengthen our go-to-market capability. We believe HGGC has a proven track record of building value in the software sector through deploying capital and partnering with management teams to enhance customer value and drive growth, both organically and through acquisitions. We are actively seeking opportunities to deploy the capital raised from the Investment.

Potential Consequences if the Issuance Proposal is Not Approved

If our stockholders do not approve this proposal, we will not be able to issue more than 20% of our outstanding shares of Common Stock to the holders of shares of Series A Preferred Stock upon conversion. As a result, we may be unable to make the dividend payments due to the holders of the Series A Preferred Shares by increasing the Liquidation Preference of the Series A Preferred Stock or issue sufficient shares upon conversion of the Series A Preferred Stock. If we are unable to make such payments in shares of our Common Stock, we will have to satisfy our dividend payment obligations by means of cash payments to the holders of Series A Preferred Stock. Although the Certificate of Designation provides for the use of our general basket under our existing credit agreement if we are unable to pay dividends by increasing the Liquidation Preference of the Series A Preferred Stock and certain other protections with respect to the negotiation of new credit agreements, we can provide no assurances that we will have sufficient cash to pay dividends on the Series A Preferred Stock for the entire time the Series A Preferred Stock is outstanding as there is no maturity date. If we are required to make dividend payments in cash, our liquidity would be significantly impacted as it would reduce the amount of cash available for other expenditures. Furthermore, if we are unable to pay dividends by increasing the Liquidation Preference of the Series A Preferred Stock, we may be required to seek an amendment to the terms of our credit facility, and the holders of the shares of Series A Preferred Stock would have certain approval rights over any such amendment.

Further Information

The terms of the Purchase Agreement and the Certificate of Designation are only briefly summarized above. For further information, please refer to the forms of the Purchase Agreement and the Certificate of Designation, which were filed with the SEC as exhibits to our Current Reports on Form 8-K filed on July 14, 2022 and August 23, 2022, respectively, and are incorporated herein by reference. The discussion herein is qualified in its entirety by reference to the filed documents.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Six requires a "FOR" vote from a majority of the shares of our Common Stock present or represented by proxy and voting at the Annual Meeting. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

Our Board recommends that you vote "FOR" the Issuance Proposal.

OTHER MATTERS

Meeting Admission. You are entitled to attend the Annual Meeting only if you were an Upland stockholder at the close of business on April 20, 2023, or hold a valid proxy for the Annual Meeting. If attending the meeting in person, you should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, meaning that you hold shares directly with Broadridge ("registered holders"), the inspector of election will have your name on a list, and you will be able to gain entry with a form of government-issued photo identification, such as a driver's license, state-issued ID card, or passport. If you are not a stockholder of record but hold shares through a broker, bank, or nominee ("street name" or "beneficial" owners), in order to gain entry, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar.

Proxy Solicitation. Solicitation of proxies will be primarily by mail. We will bear the cost of soliciting proxies from stockholders.

In addition to solicitation by mail, our directors, officers, employees and agents may solicit proxies by telephone, internet, or otherwise. These directors, officers and employees will not be additionally compensated for the solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Copies of solicitation materials will be furnished to brokerage firms, fiduciaries, and other custodians who hold our Common Stock of record for beneficial owners for forwarding to such beneficial owners. We may also reimburse persons representing beneficial owners of our Common Stock for their reasonable expenses incurred in forwarding such materials.

Stockholders who authorize their proxies through the internet should be aware that they may incur costs to access the internet, such as usage changes from telephone companies or internet service providers and these costs must be borne by the stockholder.

Inspector of Election. Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of election to tabulate stockholder votes for the Annual Meeting.

Stockholder List. Upland's list of stockholders as of April 20, 2023 will be available for inspection for 10 days prior to the Annual Meeting. If you want to inspect the stockholder list, please call our Investor Relations department at (512) 960-1031 to schedule an appointment.

2024 Stockholder Proposals or Nominations. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2024 proxy statement. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary by one of the means discussed below in the section entitled "Communicating with Us." Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. We must receive all submissions no later than the close of business (5:00 p.m. Central Standard Time) on December 31, 2023. Any submissions received after this time and date will be considered untimely.

We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and stockholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement. Our Nominating and Governance Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as nominees, see the section of this Proxy Statement entitled "Corporate Governance—Director Nomination Procedures."

In addition, under our Bylaws, any stockholder intending to nominate a candidate for election to the Board or to propose any business at our 2024 Annual Meeting must give notice to our Corporate Secretary between February 7, 2024 and March 8, 2024, unless the notice also is made pursuant to Rule 14a-8. The notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our stock. If the 2024 Annual Meeting is held more than 30 days prior to or 60 days after the one-year anniversary of the 2023 Annual Meeting, then the stockholder notice must be received by our Corporate Secretary not earlier than the close of business on the 120th day prior to the 2024 Annual Meeting date and not later than the close of business on the later of (i) the 90th day prior to the 2023 Annual Meeting date or (ii) the tenth day following the day on which public announcement of the 2023 Annual Meeting date is first made. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Bylaws were filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 4, 2020. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

Communicating with Us. Visit our main Internet site at http://investor.uplandsoftware.com for information on our products and services, marketing programs, worldwide locations, customer support, and job listings. Our Investor Relations site at http://investor.uplandsoftware.com/default.aspx contains stock information, earnings and conference call replays, our annual report, corporate governance and historical financial information, and links to our SEC filings. We do not incorporate the information contained on, or accessible through, our corporate website into this Proxy Statement.

If you would like to contact us, call our Investor Relations department at (512) 960-1031, or send correspondence to Upland Software, Inc., Attn: Investor Relations, 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

If you would like to communicate with our Board, see the procedures described in the section of this Proxy Statement entitled "Corporate Governance—Communications with the Board of Directors." You can also contact our Corporate Secretary at Upland Software, Inc., Attn: Corporate Secretary, 401 Congress Avenue, Suite 1850, Austin, Texas 78701 to communicate with the Board, suggest a director candidate, make a stockholder proposal, provide notice of an intention to nominate candidates or introduce business at the Annual Meeting, or revoke a prior proxy instruction.

We know of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby in accordance with their best judgment.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Upland stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our Annual Report or Proxy Statement mailed to you, please submit a request to our Corporate Secretary, Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701, or call our Investor Relations Department at (512) 960-1031, and we will promptly send you what you have requested. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer and Chair

Austin, Texas
April 28, 2023

Upland's 2022 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to Upland at 401 Congress Avenue, Suite 1850, Austin, Texas 78701, Attention: Investor Relations. The request must include a representation by the stockholder that as of April 20, 2023, the stockholder was entitled to vote at the Annual Meeting of Stockholders. Our Annual Report on Form 10-K and the exhibits thereto are also available at http://investor.uplandsoftware.com.

[This page intentionally left blank]

APPENDIX A

UPLAND SOFTWARE, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Upland Software, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The corporation was originally incorporated under the name of Silverback Acquisition Corporation, ~~and~~ the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 7, 2010 and the original Certificate of Incorporation was amended and restated on November 12, 2014.

B. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and has been duly approved by the written consent of the stockholders of the corporation in accordance with Section 228 of the DGCL.

C. The Certificate of Incorporation of the corporation is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Upland Software, Inc.

Article II

The address of the corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is The Corporation Service Company.

Article III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article IV

The total number of shares of stock that the corporation shall have authority to issue is ~~55,000,000~~ 80,000,000, consisting of the following:

~~50,000,000~~ 75,000,000 shares of Common Stock, par value $0.0001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders. There shall be no cumulative voting of the Common Stock of the corporation.

5,000,000 shares of Preferred Stock, par value $0.0001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Article V

The number of directors that constitutes the entire Board of Directors of the corporation shall be fixed by, or in the manner provided in, the Bylaws of the corporation. At each annual meeting of stockholders, directors of the corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders' meeting called and held in accordance with the DGCL.

Effective upon the effective date of the corporation's initial public offering (the "Effective Date"), the directors of the corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Date. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Any director may be removed from office by the stockholders of the corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

Article VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal the Bylaws of the corporation.

Article VII

Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article VIII

No action shall be taken by the stockholders of the corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent.

Article IX

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director or officer of the corporation, as applicable, shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article IX shall not eliminate or limit the liability of (a) a director or officer for any breach of such director's or officer's duty of loyalty to the Corporation or its stockholders, (b) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) a director under Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, (d) a director or officer for any transactions from which such director or officer derived an improper personal benefit, or (e) an officer in any action by or in the right of the Corporation. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director or officer of the corporation, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article X

Subject to any provisions in the Bylaws of the corporation related to indemnification of directors or officers of the corporation, the corporation may indemnify, to the fullest extent permitted by applicable law, any director or officer of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The corporation may be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Article XI

Except as provided in Article IX and Article X above, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of, Article IV, Article V, Article VI, Article VII, Article IX, Article X or this Article XI (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

IN WITNESS WHEREOF, Upland Software, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer of the corporation on this 12th [●] day of November 2014 [●] 2023.

By:

John T. McDonald
Chief Executive Officer and Chair

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36720



Upland Software, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-2992077**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

401 Congress Ave., Suite 1850
Austin, Texas 78701

(512) 960-1010

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	UPLD	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $0.4 billion based upon the closing price of $14.52 of such common stock on the Nasdaq Global Market on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter). Shares of common stock held as of June 30, 2022 by each director and executive officer of the registrant, as well as shares held by each holder of 10% of the common stock known to the registrant, have been excluded for purposes of the foregoing calculation. This determination of affiliate status is not a conclusive determination for other purposes.

As of February 21, 2023, 32,222,914 shares of the registrant's Common Stock were outstanding.

Documents incorporated by reference:

Certain portions, as expressly described in this Annual Report on Form 10-K, of the registrant's Proxy Statement for the 2023 Annual Meeting of the Stockholders, to be filed not later than 120 days after the end of the year covered by this Annual Report, are incorporated by reference into Part III of this Annual Report where indicated.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements concerning the following:

- our financial performance and our ability to achieve or sustain profitability or predict future results;

- our plans regarding future acquisitions and our ability to consummate and integrate acquisitions;

- our ability to expand our go to market operations, including our marketing and sales organization, and successfully increase sales of our products;

- our ability to obtain financing in the future on acceptable terms or at all;

- our expectations with respect to revenue, cost of revenue and operating expenses in future periods;

- our expectations with regard to revenue from perpetual licenses, usage fees and professional services;

- our ability to adapt to macroeconomic factors impacting the global economy, including foreign currency exchange risk, inflation and supply chain constraints;

- our ability to attract and retain customers;

- our ability to successfully enter new markets and manage our international expansion;

- our ability to comply with privacy laws and regulations;

- our ability to deliver high-quality customer service;

- our plans regarding, and our ability to effectively manage, our growth;

- maintaining our senior management team and key personnel;

- the performance of our resellers;

- our ability to adapt to changing market conditions and competition;

- our ability to adapt to technological change and continue to innovate;

- global economic and financial market conditions and uncertainties;

- the growth of demand for cloud-based, digital transformation applications;

- our ability to integrate our applications with other software applications;

- maintaining and expanding our relationships with third parties;

- costs associated with defending intellectual property infringement and other claims;

- our ability to maintain, protect and enhance our brand and intellectual property;

- our expectations with regard to trends, such as seasonality, which affect our business;

- impairments to goodwill and other intangible assets;

- our beliefs regarding how our applications benefit customers and what our competitive strengths are;

- the operation, reliability and security of our third-party data centers;

- the risk that we did not consider another contingency included in this list;

- our expectations as to the payment of dividends; and

- other risk factors included under "Risk Factors" in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

All references to "Upland," "we," "us" or "our" mean Upland Software, Inc.

Item 1.   Business

Upland provides cloud-based software applications that enable our customers to drive digital transformation in the following business functions:

- *Marketing*. Digital marketing, e-commerce, and customer service teams use our applications to interact with consumers across multiple channels to acquire new customers, drive product and service utilization, resolve issues, and build brand loyalty. Our applications deliver value to organizations across a number of use cases including mobile messaging, mobile application marketing, Voice of the Customer (VOC), email marketing, knowledge management and call center productivity.
- *Sales*. Sales teams employ our applications to drive growth through deeper customer engagement, reduced sales cycle times, and improved collaboration between sales, marketing, and other customer-facing functions. We offer applications that help organizations optimize their sales opportunity and account management processes, coordinate proposal and reference activities, collaborate on the creation and publication of digital content and gain increased control over key sales and marketing workflows, activities and budgets.
- *Contact Center*. Customer service and support environments use our applications to enable agents to resolve issues and engage customers. We offer applications that improve customer experience and reduce call volume and cycle times through customer self-service products and VoC technology that captures customer sentiment in real-time. Upland also offers products that improve call center agent productivity by providing more direct access to knowledge and to customer sentiment thereby improving both inbound call outcomes and proactive outbound success. We also provide products that deliver knowledge-based, guided workflows for customer service environments supporting complex products in strict regulatory requirements. Additional solutions help call center leadership to manage agent performance and measure real-time performance relative to call resolution and customer sentiment, improve performance through gamification, and gather agent feedback to keep employee engagement high.
- *Knowledge Management.* In addition to contact centers, we provide knowledge management applications to a variety of lines of businesses to improve employee productivity and value by providing more direct access to knowledge. Upland knowledge solutions provide access to time-critical information from within our applications or other systems that exists within an organization and delivers a unified view of all related content. We also provide products that deliver knowledge-based, guided workflows for customer service environments supporting complex products in strict regulatory requirements.
- *Project Management.* Business leaders and project management officers (PMOs) use our applications to optimize project portfolios, balance capacity against demand, improve financial-based decision making, align execution of projects to strategy across large organizations, and manage the project delivery lifecycle. Our applications deliver value to project management across a variety of use cases including continuous improvement, enterprise IT, new product development, and services departments along with industry depth in higher education, public sector, and healthcare IT.
- *Information Technology*. Information technology (IT) departments use our applications to manage a variety of IT activities and resources across the enterprise. Our applications help information technology departments ensure they are delivering against the objectives of the business by helping them select and prioritize the right investments, gain greater control of resource demand and allocation, and track and report benefit realization. Our applications enable executives to gain better insight into IT spending to help prevent cost overruns and understand the nature of consumption.

- *Business Operations*. Multiple functional departments use our applications to streamline operations and accelerate business performance across their value chains. Upland solutions in this area range from supply chain collaboration and factory management, back office document and vendor management, to applications that improve sales responsiveness. In addition, our products help operations team compose, automate and exchange documents based on content from existing back-office systems to produce interactive business communications, while maintaining compliance and reducing production costs.
- *Human Resources and Legal*. Human resources (HR), legal departments, and law firms use our applications to improve collaboration and operational control and streamline routine processes. We offer applications that automate document management and workflow including, contracts, records, and other documentation that require enhanced security and compliance requirements. Other applications support HR-specific workflows including onboarding, employee management, termination, HR support, and time and expense management.

Through a series of acquisitions and integrations, we have built a diverse family of software applications under the Upland brand. Our total revenue increased from $302.0 million to $317.3 million from the year ended December 31, 2021 compared to the year ended December 31, 2022, representing a 5% period-over-period growth rate. Our subscription and support revenue increased from $287.6 million to $297.9 million, from the year ended December 31, 2021 compared to the year ended December 31, 2022, representing a 4% period-over-period growth rate.

To support continued growth, we intend to continue to pursue acquisitions within our core cloud offerings of complementary technologies and businesses. We expect that this will expand our customer base and market access, resulting in increased benefits of scale. Consistent with our growth strategy, we have made a total of 31 acquisitions in the 11 years ending December 31, 2022.

The operating platform we use to transform acquired companies in order to maintain a consistently high level of operating performance is called UplandOne. This platform consists of six key areas:

- *High-Touch Customer Success Program*. We have institutionalized a set of unique customer commitments and deliverables we call the Upland Customer Success Program that includes onboarding and training, a dedicated customer success representative, upgraded success plans, virtual user conferences, periodic executive outreach, Net Promoter Score (NPS), and an ongoing customer feedback loop.

- *Quality-Focused R&D*. Our approach to research and development (R&D) at Upland is straight-forward: prioritize the customer need, leverage a metrics-driven agile approach with visibility and accountability, and deploy up-to-date development systems and processes to ensure quality and security are built into every step of development. In 2022, we announced the creation of our own R&D Center of Excellence in India which we are continuing to grow as we expand our cost-effective offshore product development platform in order to maintain our product competitiveness and expand our total addressable market.

- *Customer-Driven Innovation*. Customer feedback is at the heart of the Upland customer experience. New features are added and prioritized in our product roadmaps, and then fine-tuned, based on direct customer input. Requests from our Premier Success Plan customers are given additional priority weighting for new features and minor issue resolution. Product feedback outlets include customer success account management, virtual user conferences, customer advisory boards, and Upland's online communities.

- *Expert Professional Services*. Through our Professional Services organization, Upland is committed to delivering the most value from a customer's Upland investment in the shortest possible time. Once we engage on a project, we dedicate a team to the planning, configuration, integration, launch, administration, and maintenance of the application.

- *Global Support*. Upland Global support includes: prioritized issue escalation and resolution; online and phone support; access to a community to share and discuss best practices, support tips, training materials, and custom reports; a knowledge-base with alerts, service recommendations, and troubleshooting content; unlimited case submissions and real-time case updates; and technical support access worldwide. For customers that have more urgent support requirements, Upland Premier Success Plans provide enhanced response times and availability for the most severe support requests.

- *Enterprise Cloud Platform.* Upland's products run on an enterprise-class cloud environment - delivering power, reliability, and flexibility. We utilize third-party cloud providers for our cloud-based products and move acquired products to third-party cloud providers in connection with our acquisition integration program. Our applications are scalable and can support large deployments while maintaining high levels of availability, performance and security levels.

Our operating results in a given period can fluctuate based on the mix of subscription and support, perpetual license and professional services revenue. For the years ended December 31, 2022, 2021 and 2020, our subscription and support revenue represented 94%, 95% and 95% of total revenue, respectively. Historically, we have sold certain of our applications under perpetual licenses, which also are paid in advance. For the years ended December 31, 2022, 2021 and 2020, our perpetual license revenue represented 2%, 1% and 1% of total revenue, respectively. The support agreements related to our perpetual licenses are typically one-year in duration and entitle the customer to support and unspecified upgrades. The revenue related to such support agreements is included as part of our subscription and support revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration, and training on our applications. For the years ended December 31, 2022, 2021 and 2020, our professional services revenue represented 4%, 4% and 4% of total revenue, respectively.

Our Competitive Strengths

We believe the following competitive strengths are keys to our success:

- *Large, diversified customer base*. Our customer base is highly diverse and spans a broad array of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, political, non-profit, healthcare, life sciences, retail and hospitality. We service customers of varying size, ranging from large global corporations and government agencies to medium-sized businesses. We have more than 10,000 customers, with no customer representing more than 10% of our revenue.

- *Diversified family of cloud applications*. We offer a family of cloud-based software applications that addresses a broad range of enterprise needs. We believe this benefits our customers as compared to many of our cloud-based competitors who offer only a single point solution for a more limited and discrete need.

- *Recurring revenue model with high visibility*. We believe we have an attractive operating model due to the recurring nature of our subscription revenue, which results in greater visibility and predictability of future revenue and enhances our ability to effectively manage our business. In addition, the cloud-based nature of our model accommodates significant additional business volume with limited incremental costs, providing us with opportunities to improve our operating margins.

- *Proven M&A capability*. We have a proven ability to successfully identify, acquire, and integrate complementary businesses to grow our company, as evidenced by the 31 acquisitions we have completed in the 11 years ending December 31, 2022. We believe that our acquisition experience and strategy give us a competitive advantage in identifying additional opportunities to expand our family of software applications to better serve our customers.

- *Experienced, proven management team*. Our management team has significant operating experience and previously occupied key leadership roles at both private and public companies. In addition, our management's extensive knowledge of the industry and experience in building businesses has enabled us to establish a leading position within the enterprise software market.

- *Cloud-based delivery*. We deliver our software applications and functionality primarily through the cloud, with no hardware or software installation required by our customers. This delivery model allows us to provide reliable, cost-effective applications to our customers, add subscribers with minimal incremental effort and deploy new functionality and upgrades quickly and efficiently. We believe our cloud-based delivery model provides us with a competitive advantage over legacy processes and on-premise systems.

- *Commitment to customer success*. We have a dedicated customer success organization whose mission is to drive adoption, value realization, retention, and loyalty across our customer base. Our focus on enabling our customers' success is a key reason our annual net dollar retention rate was 95% as of December 31, 2022. See "*Item 7. Management's Discussion and Analysis—Key Metrics*," for our definition of annual net dollar retention rate. Our commitment to customer success has enabled us to expand our footprint within customer organizations and facilitate the ongoing adoption of our enterprise software applications. We utilize NPS methodology to track our progress and drive continuous improvement.

Our Strategy for Growth

We believe the key elements of our strategy for growth are as follows:

▪ *Acquire complementary software businesses*. We intend to continue to pursue acquisitions of complementary technologies, products, and businesses to expand our footprint in target business functions, and to provide access to new markets and increased benefits of scale. Our experienced corporate development team continually monitors a pipeline of potential acquisition candidates. We believe that our acquisition experience and strategy give us a competitive advantage in identifying additional opportunities to expand our portfolio cloud-based applications to better serve our customers. We intend to prioritize acquisitions within the solution categories we currently offer.

▪ *Improve and enhance applications*. We intend to continue to invest in research and development and work closely with our customers to identify and improve applications, features and functionalities that address customer requirements across the enterprise spectrum. We also intend to continue to expand our support for key third-party integrations and presence in key partner marketplaces.

▪ *Increase sales to existing customers*. We believe there is a significant opportunity to expand the adoption of our applications within our existing customer organizations, particularly within divisions or departments that have not previously used our applications. We also intend to cross-sell additional applications to our existing customers, as very few of our customers currently use more than one of our applications. In addition, we intend to add new applications that will address additional functions within the enterprise spectrum. We believe these initiatives will significantly increase the value of our partnership with our customers, further strengthen our competitive position, and drive increased adoption of multiple applications by our customers.

▪ *Add new customers*. We maintain direct sales and marketing capabilities to further grow our customer base. We also maintain indirect sales channels through alliances with strategic partners that can leverage our applications with their complementary services and technologies. In addition, we continue to expand the range of integrations between our software and third-party applications and platforms, which we believe make our applications more attractive to a broader audience of potential customers.

Customers

We service customers ranging from large global corporations and various government agencies as well as small and medium-sized businesses. Our customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, political, non-profit, healthcare, life sciences, retail and hospitality. For the year ended December 31, 2022, approximately 90% of our recurring revenue was generated from what we consider to be major accounts. We consider customers with contracted annual recurring revenue of $25,000 or more to be "major accounts."

Sales

We sell primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition to our direct sales organization, we have an indirect sales organization that sells to distributors and value-added resellers. We employ a land-and-expand go-to-market strategy. After we demonstrate the value of an initial application to a customer, our sales and account management teams work to expand the adoption of that initial application across the customer, and cross-sell additional applications to address other software needs of the customer. Our customer success organization supports our direct sales efforts by managing the post-sale customer lifecycle.

Our subscription agreements are typically sold either on a per-seat basis or on a minimum contracted volume basis with overage fees billed in arrears, depending on the application being sold. Contract terms typically range from one to three years and are prepaid annually in advance.

Marketing

Our marketing activities are designed to build awareness of the Upland brand and the solutions we offer, generate thought leadership, and create demand, resulting in leads and opportunities for our sales organizations. We focus a significant portion of our marketing activities on our existing customers to drive expansion and cross-sell opportunities. Our marketing programs target decision makers and influencers who participate in the buying cycles of various business functions inside large organizations including marketing, sales, contact centers, knowledge management, project management, information technology, business operations, human resources and legal. Our lead and demand generation programs include:

- use of our website to provide information about us and our software applications, as well as educational opportunities for potential customers;

- field marketing events for customers and prospective customers;

- participation in, and sponsorship of, executive events, trade shows, and industry events;

- our online virtual user conferences;

- integrated digital marketing campaigns, including email, online, blogs, and webinars;

- public relations, analyst relations, and social media initiatives; and

- sales representatives who respond to incoming leads to convert them into new sales opportunities.

Customer Success

Our customer success organization is structured to manage all aspects of our post-sale customer lifecycle. This organization consists of dedicated teams with a mission to drive adoption of our products, value realization, retention, and loyalty across our customer base. Our customer success organization has three core functional areas with strategic focus on customer relationship management:

- *Customer Success Management.* Our CSM team partners with customers throughout their lifecycle with the Upland family of products to ensure the customer is getting the most out of their technology investment. CSMs are experts in matching use of Upland products to a customer's individual business context – sometimes bringing in or coordinating across other teams and internal resources where necessary to achieve the customer's goals.

- *Professional Services.* Our professional services team provides critical expertise in Upland's product areas throughout the customer journey. During implementation, this team is responsible for coordinating all activities relating to the implementation, transition, and on-boarding of new customers and assisting new customers with the addition of new products to their accounts. Typical implementation professional services engagements vary in length from a few weeks to several months depending on the size and scope of the engagement and are in addition to services provided under our standard customer agreement and are fee-based. Beyond implementation, this team also provides advisory and consulting services, integration services and configuration change services as a customer's business needs change over time.

- *Customer Support.* Our customer support team is conveniently available through multiple channels to help our customers maximize the return on their investment in our technology. We also provide 24/7/365 coverage to help ensure our software products maintain global availability. In addition, our customer support team manages and administers the Upland customer community to provide an outstanding knowledge base and self-service experience.

Our customer success organization manages programs to reinforce the ongoing business value of our applications. These service offerings include:

- Health checks and business reviews where we engage core users and business buyer sponsors to deliver a detailed scorecard and recommendations on driving product adoption and business value.

- Consumption review and recommendations designed to deliver best practice recommendations for implementation strategy and a roadmap proposal for aligning the system with customers' evolving process maturity to increase application usage.

- Premier success plans that provide a bundled services, support, and product experience offering with two tiers (gold and platinum) designed to provide maximum customer value.

- Executive outreach where we promote open communication between the Upland leadership team and our customer's key stakeholders, which is fully committed to making sure customers are delighted with their Upland experience, and customer executives.

Technology and Operations

Our cloud-based family of applications utilizes a multi-tenant architecture and our customers access our applications using a secure Internet connection through a standard web browser. Our applications are easy to deploy, highly configurable, scalable, flexible, and secure, and provide our customers with a modern and intuitive user experience.

We have partnered with third-party hosting platforms to provide the hardware and infrastructure necessary to provide our services to our customers. Third-party hosting platform facilities provide 24/7/365 security, biometric access controls, redundant networking, power and environmental systems, and monitoring. Upland Software designs and operates the infrastructure architecture with fully redundant subsystems, highly available configurations, and defense in depth security zones.

Our applications are built on highly available and modular architectures that balance customer workloads across multiple servers. This allows us to provide a flexible method for scaling customers without impacting other parts of the architectural environment while maintaining the high levels of uptime our customers require.

Our family of applications offers high levels of security through logical data segregation of each customer's data from the data of other customers and through limiting access to our platform to only those individuals authorized by our customers. In addition, sensitive customer data is encrypted "at rest" and "in transit" over secure connections to redundant storage in a secondary location.

We maintain a formal and comprehensive security program designed to help preserve the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to data.

Competition

The overall markets we serve are rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our range of enterprise applications. We compete against larger enterprise software companies that provide a full suite of Software as a Service, or SaaS, solutions focused on the functional areas we serve or the problems our cloud offerings address. We face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based software vendors that may address one or more of the functional elements of our applications. In addition, we face competition from manual processes and traditional tools, such as paper-based procedures, spreadsheets, and email.

We believe the principal competitive factors in our market include the following:

- breadth and depth of application functionality;

- ease of deployment and use of applications;

- total cost of ownership;

- levels of customer support satisfaction;

- brand awareness and reputation;

- capability for configuration, integration, scalability, and reliability of applications;

- ability to innovate and respond to customer needs rapidly; and

- level of integration among applications and with other enterprise systems.

We believe that we compete favorably on these factors. Our ability to remain competitive will largely depend on the strength of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer success organization, and our ability to acquire complementary technologies, products, and businesses to enhance the features and functionality of our applications.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright, trade secret, and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our intellectual property.

Seasonality

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year, resulting in our cash flow from operations historically being higher in the first quarter of each calendar year than in other quarters. We expect this seasonality to continue, or possibly increase in the future. See "*Risk Factors—Risks Related to Our Common Stock—Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.*"

Regulation

We believe that our businesses and operations are in substantial compliance with all applicable government laws and regulations. Any additional measures to maintain compliance are not expected to materially affect our capital expenditures, competitive position, financial position or results of operations. Various legislative and administrative regulations applicable to us have become effective or are under consideration in many parts of the world. To date, such developments have not had a substantial adverse impact on our revenues, earnings or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon us or our business, our capital expenditures, results of operations, financial condition and competitive position could be negatively impact. Refer to "*Risk Factors*" for further information.

Human Capital

We believe that our ability to attract and retain highly skilled employees is critical to our success. As of December 31, 2022, we had 1,006 full time employees, with the majority of our employees located in the United States, Australia, Canada, India, Ireland, and the United Kingdom. None of our employees are covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good. Human capital measures and objectives we focus on in managing its business include the following:

- *Recognition of Collaborative Problem Solvers.* We have clearly defined company values that highlight the importance of collaboration, clear communication, and solving problems. We have annual awards that celebrate these values with both peer and management nominations at the business unit, function, and company-wide levels.

- *Employee Talent Acquisition and Retention.* We have always supported a "work anywhere" philosophy that allows us to recruit and retain top talent throughout the world. Our team members have the flexibility to work remotely, in an office where available, or a hybrid of the two, according to their preferences. Our total compensation and benefits packages are market competitive. Additionally, we maintain a system for providing our personnel an opportunity to express grievances or concerns, which includes an anonymous whistleblower hotline.

- *Employee Engagement.* We survey team members twice a year to gather feedback on key factors of employee experience, including work/life blend, social connection and learning and development. We have a formal Employee Resource Group program that fosters the formation of and provides support to employee-led groups dedicated to education and building community for team members with a shared characteristic or interest.

- *Development and Promotion of Leaders.* Our high annual growth provides consistent promotion opportunities for our team members. We provide career ladders and development resources for all of our key functions. We provide leadership training for our managers.In addition, team members that join us through regular acquisitions have access to career development and promotion opportunities that would not have been available at their smaller companies.

- *Creating a Culture of Customer Value and Improvement.* Delivering customer value is core to our mission. Our UplandOne operating processes focus on quantifying customer satisfaction through NPS surveys, maintaining customer-driven software roadmaps, and empowering our team members to leverage expert resources from across the company to drive business success for our customers.

Available Information

We were incorporated in Delaware in 2010. Our principal executive offices are located at 401 Congress Avenue, Suite 1850, Austin, TX 78701. Our main telephone number is (512) 960-1010. Our website address is www.uplandsoftware.com. Information on our website is not part of this report and should not be relied upon in determining whether to make an investment decision. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Additionally, the SEC maintains an internet site that contains reports, proxy, information statements, and other information. The address of the SEC's website is www.sec.gov.

Item 1A. Risk Factors

<u>**Risk Factor Summary**</u>

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline. Among these important risks are the following:

- We have made, and expect to continue to make, acquisitions as a primary component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.
- We face various risks associated with operating as a multinational corporation and our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.
- Failure to maintain and expand our sales organization may negatively impact our revenue growth.
- We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.
- Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.
- We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.
- Our sales cycles can be lengthy and variable, which may cause changes in our operating results.
- Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.
- We may be forced to change the prices we charge for our applications or the pricing models upon which they are based.
- Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service provider could harm our business.
- Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.
- Our success depends on our ability to adapt to technological change and continue to innovate.
- If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.
- If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.
- Our use of open source software could negatively affect our ability to sell our applications and subject us to possible litigation.
- Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.
- We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.
- We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.
- We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.
- The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.
- Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

- Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.
- We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.
- Our loan facility contains operating and financial covenants that may restrict our business and financing activities.
- Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.
- If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.
- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
- We may be required to record charges to future earnings if our Goodwill or Intangible Assets become impaired.
- We may be adversely affected by the effects of inflation.
- Unanticipated challenges by tax authorities could harm our future results.
- Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.
- Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.
- Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.
- Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.
- New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.
- Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.
- If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.
- Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.
- Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.
- Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.
- The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.
- An epidemic, pandemic or contagious diseases, including the ongoing COVID-19 pandemic, and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.
- Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.
- The market price of our common stock may be volatile, which could result in substantial losses for investors.

Risks Related to Our Business

We have made, and expect to continue to make, acquisitions as a primary component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

A primary component of our growth strategy has been to acquire complementary businesses to grow our company. We have completed 31 acquisitions in the 11 years ending December 31, 2022. We intend to continue to pursue acquisitions of complementary technologies, products, and businesses as a primary component of our growth strategy to enhance the features and functionality of our applications, expand our customer base, provide access to new markets, and increase benefits of scale. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. Generally, our acquisition activity presents three areas of risk to our business, risks related to: identifying the correct candidates for acquisition, completing the acquisition of identified targets, and integrating acquired companies following closing of the acquisition.

Acquisition Candidate Identification

As we seek to find the best candidates for acquisition:

- we may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms;
- we may pursue international acquisitions, which inherently pose more risks than domestic acquisitions;
- we compete with others to acquire complementary products, technologies, and businesses, which may result in decreased availability of, or increased price for, suitable acquisition candidates;
- we may not be able to obtain the necessary financing, on favorable terms, including as a result of rising interest rates, or at all, to finance any or all of our potential acquisitions;
- we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a technology, product, or business; and
- acquired technologies, products, or businesses may not perform as we expect, and we may fail to realize anticipated revenue and profits.

In addition, our acquisition strategy may divert management's attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

Consummation of Targeted Acquisitions

If we fail to adequately conduct due diligence on our potential targets effectively, we may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Additionally, the consummation of acquisition transactions involves the coordination of multiple personnel within Upland and at the third party partners that assist our acquisition strategy. If we are unable to properly coordinate amongst these groups and individuals, our ability to effectively manage our acquisition activity may be compromised.

Further, in the course of acquiring companies, we may:

- issue common stock that would dilute our current stockholders' ownership percentage;
- use a substantial portion of our cash resources;
- increase our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;
- assume liabilities for which we do not have indemnification from the former owners; further, indemnification obligations may be subject to dispute or concerns regarding the creditworthiness of the former owners;
- record goodwill and non-amortizable intangible assets that are subject to impairment testing and potential impairment charges;
- experience volatility in earnings due to changes in contingent consideration related to acquisition earnout liability estimates;
- incur amortization expenses related to certain intangible assets;
- lose existing or potential contracts as a result of conflict of interest issues;
- become subject to adverse tax consequences or deferred compensation charges;

- incur large and immediate write-offs; or
- become subject to litigation.

Integration of Acquired Companies

Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products, or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results or operations. In addition, the overall integration of new technologies, products, or businesses may result in unanticipated problems, expenses, liabilities, and competitive responses. The difficulties of integrating an acquisition include, among other things:

- issues in integrating the target company's technologies, products, or businesses with ours;
- incompatibility of marketing and administration methods;
- maintaining employee morale and retaining key employees;
- integrating the cultures of both companies;
- preserving important strategic customer relationships;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations; and
- coordinating and integrating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

We face various risks associated with operating as a multinational corporation and our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.

In order to improve our operating results, it is important that our customers renew or upgrade their agreements with us when the applicable contract term expires, and also purchase additional applications from us. Typically contract terms are one to three years for subscription agreements. Upon expiration, customers can renew their existing subscriptions, upgrade their subscriptions to add more seats or additional minimum contracted volume, downgrade their subscriptions to fewer seats or lower minimum contracted volume, or not renew. A renewal constitutes renewing an existing contract for an application under the same terms, and an upgrade includes purchasing additional seats or volume under an existing contract. We may also cross-sell additional applications to existing customers. Our ability to grow revenue and achieve profitability depends, in part, on customer renewals, customer upgrades, and cross-sales to existing customers exceeding downgrades and non-renewals. However, we may not be able to increase our penetration within our existing customer base as anticipated, and we may not otherwise retain subscriptions from existing customers.

Failure to maintain and expand our sales organization may negatively impact our revenue growth.

We sell our applications primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition, we have an indirect sales organization, which sells to distributors and value-added resellers. Growing sales to both new and existing customers is, in part, dependent on our ability to maintain and expand our sales force. Identifying, recruiting and training additional sales personnel requires significant time, expense, and attention. It can take several quarters or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales organization do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop, and retain sales personnel, or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be harmed.

We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

Our success depends, in part, upon the continued service of our key executive officers, as well as other key personnel. The employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period; therefore, they may terminate employment with us at any time with no advance notice. The replacement of our senior management team or other key personnel likely would involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology and software companies. If we fail to attract and retain suitably qualified individuals, including software engineers and sales personnel, our ability to implement our business plan and develop and maintain our applications could be adversely affected. As a result, our ability to compete would decrease, our operating results would suffer, and our revenue would decrease.

Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.

We recognize revenue from customer agreements over the terms of these agreements. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods, which is reflected as deferred revenue on our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer seats or less minimum contracted volume, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals, and upgrades of existing customer agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.

As our operations have expanded, we have established and currently maintain offices in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. For the year ended December 31, 2022, we generated approximately 30% of our total revenue from customers outside of the U.S. As a result, we are subject to a number of risks, including:

- inflation and actions taken by central banks to counter inflation;
- foreign currency fluctuations and controls;
- international and regional economic, political and labor conditions, including any instability or security concerns abroad, such as uncertainty caused by economic sanctions, trade disputes, armed conflicts and wars, including the Russia-Ukraine war;
- tax laws (including U.S. taxes on foreign subsidiaries);
- increased financial accounting and reporting burdens and complexities;
- changes in, or impositions of, legislative or regulatory requirements;
- changes in laws governing the free flow of data across international borders;
- failure of laws to protect our intellectual property rights adequately;
- inadequate local infrastructure and difficulties in managing and staffing international operations;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers;
- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;
- costs and delays associated with developing products in multiple languages;
- operating in locations with a higher incidence of corruption and fraudulent business practices; and
- other factors beyond our control, such as terrorism, war, natural disasters, climate change and pandemics, including the COVID-19 pandemic and resulting restrictions on business activity, which may vary significantly by region.

Some of our third-party business partners have international operations and are also subject to these risks, and our business may be harmed if such partners are unable to appropriately manage these risks. If sales to any of our customers outside of the Americas are reduced, delayed or canceled because of any of the above factors, our revenue may decline.

We have limited experience in operating in certain foreign jurisdictions and expect to continue to expand our relationship with international customers. Managing a global organization is difficult, time-consuming and expensive. Because of our limited experiences with international operations, any international efforts that we may undertake may not be successful in creating demand for our applications outside of the U.S. or in effectively selling subscriptions to our cloud offerings in all of the international markets that we enter.

Our sales cycles can be lengthy and variable, which may cause changes in our operating results.

Our sales cycle can vary substantially from customer to customer. A number of factors influence the length and variability of our sales cycles, including, for example:

- the need to educate potential customers about the uses and benefits of our applications;
- the duration of the commitment customers make in their agreements with us, which are typically one to three years;
- the discretionary nature of potential customers' purchasing and budget cycles and decisions;
- the competitive nature of potential customers' evaluation and purchasing processes;
- the functionality demands of potential customers;
- fluctuations in the software needs of potential customers;
- the announcement or planned introduction of new products by us or our competitors; and
- the purchasing approval processes of potential customers.

Our sales cycles can make it difficult to predict the quarter in which revenue from a new customer may first be recognized. We may incur significant sales and marketing expenses and invest significant time and effort in anticipation of a sale that may never occur or only occur in a smaller amount or at a later date than anticipated. Delays inherent to our sales cycles could cause significant variability in our revenue and operating results for any particular period.

Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses relating to our workflow automation and enterprise content management applications to new customers and additional licenses for such applications to existing customers. We generally recognize the license fee portion of the arrangement at the time of delivery. Perpetual licenses of our workflow automation and enterprise content management applications are sold through third-party resellers, and as such, the timing of sales of perpetual licenses is difficult to predict with the timing of recognition of associated revenue unpredictable. A material increase or decrease in the sale of perpetual licenses from period to period could produce substantial variation in the revenue we recognize. Accordingly, comparing our perpetual license revenue on a period to period basis may not be a meaningful indicator of a trend or future results.

We may be forced to change the prices we charge for our applications or the pricing models upon which they are based.

As the markets for our applications mature, or as competitors introduce products or services that compete with ours, including bundling competing offerings with additional products or services, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. As a result, in the future we may be required to reduce our prices, which could adversely affect our financial performance. In addition, we may offer volume price discounts based on the number of seats purchased by a customer or the number of our applications purchased by a customer, which would effectively reduce the prices we charge for our applications. Also, we may be unable to renew existing customer agreements or enter into new customer agreements at the same prices or upon the same terms that we have historically, which could have a material adverse effect on our financial position.

Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service provider could harm our business.

Our reputation and ability to attract, retain, and serve our customer is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, vendor limitations, computer viruses, computer denial of service attacks, or other attempts to harm these systems. The COVID-19 pandemic has disrupted and may continue to disrupt the supply chain of hardware needed to maintain these third-party systems and services or to run our business. In addition, supply chain disruptions stemming from the Russia-Ukraine war may harm our customers and suppliers and further complicate existing supply chain constraints. Interruptions in these systems, or with the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver application data to our customers. Service interruptions, errors in our software, or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our applications to existing and potential customers.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We have implemented security protocols within our applications; however, we have no assurance that our systems are completely secure. Our insurance does not cover expenses related to disruptions to our service or unauthorized access to our applications. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We primarily utilize communications and computer hardware systems operated by third-party Web hosting providers. In addition, we utilize third-party hosting services in connection with our business operations and have migrated most of our applications to third-party hosting platforms. Problems faced by us or our third-party hosting providers, including technological or business-related disruptions, could adversely impact the experience of our customers.

Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.

Our applications involve the storage and transmission of our customers' proprietary and confidential information, including personal or identifying information regarding their employees and customers. Any security breaches, unauthorized access, unauthorized usage, virus, or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures or those of our third-party software providers and data centers are breached as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to customer data, our reputation will be damaged, our business may suffer, and we could incur significant liability. Unauthorized parties may attempt to misappropriate or compromise our confidential information or that of third parties, create system disruptions, product or service vulnerabilities or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that directly or indirectly attack our products, services or infrastructure (including our third party cloud service providers). Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results. In addition, to the extent we are diverting our resources to address and mitigate these vulnerabilities, it may hinder our ability to deliver and support our solutions and customers in a timely manner. Despite our efforts to build secure services, we can make no assurance that we will be able to detect, prevent, timely and adequately address, or mitigate the negative effects of cyberattacks or other security breaches.

Our success depends on our ability to adapt to technological change and continue to innovate.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. Our ability to attract new customers and increase revenue from existing customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

If we are unable to successfully develop or acquire new software capabilities and functionality, enhance our existing applications to anticipate and meet customer preferences, sell our applications into new markets, or adapt to changing industry standards in software, our revenue and results of operations would be adversely affected.

If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.

Complex software applications such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our current and future applications may contain serious defects.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Although our customer agreements typically contain provisions designed to limit our exposure to certain of the claims above, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a breach of warranty or other claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our applications. Additionally, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, and our policy may not cover all claims made against us. Further, defending a suit, regardless of its merit, could be costly and divert management's attention.

If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.

Our applications integrate with a variety of other software applications, and also with competing and adjacent third-party offerings. We need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of our applications to integrate effectively with other software applications and product offerings could reduce the demand for our applications or result in customer dissatisfaction and harm to our business. If we are unable to respond to changes in the applications and tools with which our applications integrate in a cost-effective manner, our applications may become less marketable, less competitive, or obsolete. Competitors may also impede our attempts to create integration between our applications and competitive offerings, which may decrease demand for our applications. In addition, an increasing number of individuals within organizations are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld devices, to access the Internet and corporate resources and to conduct business. If we cannot effectively make our applications available on these devices, we may experience difficulty attracting and retaining customers.

Our use of open source software could negatively affect our ability to sell our applications and subject us to possible litigation.

A portion of our applications incorporate open source software, and we expect to continue to incorporate open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary software may be uncertain. Moreover, we cannot provide any assurance that we have not incorporated additional open source software in our applications in a manner that is inconsistent with the terms of the license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our applications that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our applications that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our applications. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming infringement due to the reliance by our applications on certain open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our applications.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year as our customers tend to follow budgeting cycles at the end of the calendar year. Our cash flow from operations has historically been higher in the first quarter of each calendar year than in other quarters. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we defer revenue recognition. In addition, seasonality may be difficult to observe in our financial results during periods in which we acquire businesses, as such results typically are most significantly impacted by such acquisitions. We expect this seasonality to continue, or possibly increase in the future, which may cause fluctuations in our operating results and financial metrics. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third-party that claims that our applications infringe its rights, the litigation could be expensive and could divert our management resources. Moreover, our acquisition strategy could expose us to additional risk of intellectual property litigation as we acquire new businesses with diverse software offerings and intellectual property assets.

In addition, in most instances, we have agreed to indemnify our customers against claims that our applications infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using applications that incorporate the intellectual property that we allegedly infringe;
- make substantial payments for legal fees, settlement payments or other costs or damages;
- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
- redesign the allegedly infringing applications to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

Our success and ability to compete depend, in part, upon our intellectual property. We seek to protect the source code for our proprietary software and other proprietary technology and information under a combination of copyright, trade secrets, and patent law, and we seek to protect our brands through trademark law. Our policy is to enter into confidentiality agreements, or agreements with confidentiality provisions, with our employees, consultants, vendors, and customers, and to control access to our software, documentation, and other proprietary information. Despite these precautions, it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our applications is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming, and distracting to management, result in a diversion of resources or the narrowing or invalidation of portions of our intellectual property, and have a material adverse effect on our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant's own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our applications may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer, and use of our applications and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results and financial condition could be materially harmed.

We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

We rely on software licensed from or hosted by third parties to offer our applications. In addition, we may need to obtain licenses from third parties to use intellectual property associated with the development of our applications, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development, maintenance, and delivery of our applications could result in delays in the provision of our applications until equivalent technology is either developed by us or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our applications, which could harm our business.

Market Risks

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our family of software applications. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. Some of our smaller competitors may offer applications on a stand-alone basis at a lower price than our price due to lower overhead or other factors, while some of our larger competitors may offer applications at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application.

We believe there are a limited number of direct competitors that provide a comprehensive software offering. However, we face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based work management software vendors that may address one or more of the functional elements of our applications, but are not designed to address a broad range of software needs. In addition, we face competition from manual processes and traditional tools, such as paper-based techniques, spreadsheets, and email.

If our competitors' products, service, or technologies become more accepted than our software applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected.

Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. In order to take advantage of customer demand for cloud-based software applications, vendors of legacy systems are expanding their cloud-based software applications through acquisitions and internal development. A potential result of such expansion is that certain of our current or potential competitors may be acquired by third parties with greater available resources and the ability to further invest in product improvements and initiate or withstand substantial price competition. Our competitors also may establish or strengthen cooperative relationships with our current or future value-added resellers, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our applications. Disruptions in our business caused by these events could reduce our revenue.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter may not fully reflect the underlying performance of our business and should not be relied upon as an indication of future performance. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

Financial Risks

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.

We have funded our operations since inception primarily through equity financings, cash from operations, and cash available under our loan facility. We may need to raise funds in the future, for example, to expand our business, acquire complementary businesses, develop new technologies, respond to competitive pressures, or react to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. In addition, under the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock have certain approval rights over additional financings. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, reducing our product-development efforts, or foregoing acquisitions. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. In addition, any debt financing obtained by us in the future or issuance of preferred stock could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. For example, our Series A Preferred Stock contains a number of restrictive covenants. See "—*Risks Related to Our Common Stock*." Additionally, we may need to renegotiate the terms of our loan facility, and our lender may be unwilling to do so, or may agree to such changes subject to additional restrictive covenants on our operations and ability to raise capital.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

During the course of 2022, central banks across the globe raised benchmark interest rates to combat inflation and interest rate increases are expected to continue during the course of 2023. As rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

As of December 31, 2022, all of our outstanding debt under our Credit Facility (as defined herein) was variable rate debt. We have entered into floating-to-fixed interest rate swap agreements in order to eliminate interest rate volatility in connection with the outstanding term debt portion of our Credit Facility, but our $60.0 million Revolver (as defined herein), which remains undrawn, is not currently subject to any interest rate instruments. As of December 31, 2022, we have executed interest rate swaps to effectively convert the entire balance of the Company's $540.0 million original principal term loans from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the 7 year term of the term loans maturing in August 2026.

Our loan facility contains operating and financial covenants that may restrict our business and financing activities.

Our Credit Facility is comprised of $540.0 million in original principal term loans and a $60.0 million revolving credit facility.

Our obligations under the loan facility are secured by a security interest in substantially all of our assets and assets of the co-borrowers' and of any guarantors, including intellectual property. The terms of the credit facility limit, among other things, our ability to

- Incur additional indebtedness or guarantee indebtedness of others;
- Create liens on their assets;
- Make investments, including certain acquisitions;
- Enter into mergers or consolidations;
- Dispose of assets;
- Pay dividends and make other distributions on the Company's capital stock, and redeem and repurchase the Company's capital stock;
- Enter into transactions with affiliates; and
- Prepay indebtedness or make changes to certain agreements.

Furthermore, the loan facility requires us and our subsidiaries to comply with certain financial covenants if greater than 35% of revolving credit facility is drawn. The operating and other restrictions and covenants in the loan facility, and in any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in certain business activities, or expand or fully pursue our business strategies, or otherwise limit our discretion to manage our business. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, and we may not be able to meet those restrictions and covenants. A breach of any of the restrictions and covenants could result in a default under the loan facility or any future financing arrangements, which could cause any outstanding indebtedness under the loan facility or under any future financing arrangements to become immediately due and payable, and result in the termination of commitments to extend further credit.

Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian

Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and that our independent registered public accounting firm issue an attestation report annually regarding the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal controls over financial reporting in the past and if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated. We may need additional finance and accounting personnel with certain skill sets to assist us with the reporting requirements we will encounter as a public company and to support our anticipated growth. In addition, implementing internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete.

If we identify material weaknesses in our internal controls over financial reporting, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports; the market price of our common stock could be negatively affected; and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, the Company had total net operating loss carryforwards of approximately $357.8 million consisting of $301.6 million and $56.1 million related to the U.S. federal and foreign net operating loss carryforwards, respectively. In addition, as of December 31, 2022, the Company had research and development credit carryforwards of approximately $4.1 million. The U.S. federal net operating loss and credit carryforwards will expire beginning in 2023, if not utilized. The annual limitation will result in the expiration of approximately $155.0 million of U.S. federal net operating losses and $4.1 million of credit carryforwards before utilization. $50.3 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder will expire beginning in 2041.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Based on analysis of acquired net operating losses and credits, utilization of our net operating losses and research and development credits will be subject to annual limitations. The annual limitation will result in the expiration of $155.0 million of federal net operating losses and $4.1 million of research and development credit carryforwards before utilization. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results.

We may be required to record charges to future earnings if our Goodwill or Intangible Assets become impaired.

Accounting principles generally accepted in the United States of America ("GAAP") require us to assess Goodwill for impairment at least annually. In addition, we assess our Goodwill and Intangible Assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets were determined, negatively impacting our results of operations. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our fourth quarter 2022 Goodwill impairment.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Legal and Regulatory Risks

Unanticipated challenges by tax authorities could harm our future results.

We are subject to income taxes in the United States and various non-U.S. jurisdictions. We may be subject to income tax audits by various tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of cloud-based companies. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We have not historically filed sales and use tax returns or collected sales and use taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. While operations of these jurisdictions are managed based on our interpretation of local regulations, a change in regulations or interpretations of legislation may result in an obligation that we are not aware of. Taxing authorities may seek to impose such taxes on us, including for past sales, which could result in penalties and interest. Any such tax assessments may adversely affect the results of our operations.

Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions, with a significant amount of our foreign earnings generated by our subsidiaries organized in Australia, Canada, Ireland and the United Kingdom. Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Our future effective tax rates could be adversely affected by the following:

- changes in tax laws or the interpretation of such tax laws as applied to our business and corporate structure in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, the Netherlands, Romania and the United Kingdom, or other international locations where we have operations;
- earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States federal and state statutory tax rates;
- an increase in expenses not deductible for tax purposes;
- changes in tax benefits from stock-based compensation;
- changes in the valuation allowance against our deferred tax assets;
- changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period;
- increases to interest or penalty expenses classified in the financial statements as income taxes;
- new accounting standards or interpretations of such standards; or
- results of examinations by the Internal Revenue Service ("IRS"), state, and foreign tax or other governmental authorities.

The IRS and other tax authorities regularly examine our income tax returns and other non-income tax returns, such as payroll, sales, use, value-added, net worth or franchise, property, goods and services, consumption, import, stamp, and excise taxes, in both the United States and foreign jurisdictions. The calculation of our provision for income taxes and our accruals for other taxes requires us to use significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of our provision for income taxes, we regularly assess the potential settlement outcomes resulting from income tax examinations. However, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. In addition, we cannot be certain that such amount will not be materially different from the amount that is reflected in our historical income tax provisions and accruals for other taxes. Should the IRS or other tax authorities assess additional taxes, penalties or interest as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on our results of operations, financial position or cash flows in the applicable period or periods.

Forecasts of our annual effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of estimating our annual income or loss, the mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, as well as benefits from available deferred tax assets, the impact of various accounting rules, our interpretations of changes in tax laws and results of tax audits. Forecasts of our annual effective tax rate do not include the anticipation of future tax law changes. In addition, we report for certain tax benefits from stock-based compensation in the period the stock compensation vests or is settled, which may cause increased variability in our quarterly effective tax rates. If there were a material difference between forecasted and actual tax rates, it could have a material impact on our results of operations.

Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.

The U.S. Tax Cuts and Jobs Act (the "Tax Act") was enacted in December 2017 and significantly affected U.S. tax law by changing how the United States imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations. As additional interpretative guidance is issued by the applicable authorities, we may need to revise our provision (benefit) for income taxes in future periods. These revisions could materially affect our results of operations, cash flow and financial position.

Further, the Inflation Reduction Act of 2022 was enacted in August 2022, which contained provisions effective January 1, 2023, including a 15% corporate alternative minimum tax and a 1% excise tax on certain stock repurchases by public corporations, both of which we do not expect to have a material impact on our results of operations, financial condition or cash flows. While we do not anticipate these changes to be significant, these revisions could materially affect our results of operations, cash flow and financial position.

Tax laws, regulations, and administrative practices in various jurisdictions are evolving and may be subject to significant changes due to economic, political and other conditions. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Governments are increasingly focused on ways to increase tax revenues, particularly from multinational corporations, which may lead to an increase in audit activity and harsher positions taken by tax authorities. We are currently subject to tax audits in various jurisdictions and these jurisdictions may assess additional tax liabilities against us.

The Organisation for Economic Co-operation and Development ("OECD"), an international association of countries, including the United States, released the final reports from its Base Erosion and Profit Shifting ("BEPS") Action Plans, which aim to standardize and modernize global tax policies. The BEPS Action Plans propose revisions to numerous tax rules, including country-by-country reporting, permanent establishment, hybrid entities and instruments, transfer pricing, and tax treaties. The BEPS Action Plans have been or are being enacted by countries where we have operations. The European Commission ("EC") has conducted investigations in multiple countries focusing on whether local country tax rulings provide preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. The EC and OECD have also been evaluating new rules on the taxation of the digital economy to provide greater taxing rights to jurisdictions where customers or users are located and to address additional base erosion and profits shifting issues. In addition, many countries have recently introduced new laws or proposals to tax digital transactions. These developments in tax laws and regulations, and compliance with these rules, could have a material adverse effect on our operating results, financial position and cash flows.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct integrated operations internationally through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries and between our subsidiaries and us. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Such reallocations may subject us to interest and penalties that would increase our consolidated tax liability, and could adversely affect our financial condition, results of operations, and cash flows.

New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business

The regulatory framework for privacy and data security matters around the world is rapidly evolving and is likely to remain volatile for the foreseeable future. We are subject to privacy and data security obligations in the United States, United Kingdom and other foreign jurisdictions relating to the collection, use, sharing, retention, security, transfer and other handling of personal data about individuals, including our users and employees around the world. Data protection and privacy laws may differ, conflict and be interpreted and applied inconsistently, from country to country. In many cases, these laws apply not only to user data, employee data and third-party transactions, but also to transfers of personal data between or among ourselves, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop in the U.S. and around the globe, including through regulatory and legislative action and judicial decisions, in ways we cannot predict and that may harm our business. For example, a new Quebec data protection law will take effect in September 2023, and updates to Canadian federal privacy legislation are pending. India is also expected to pass a new law in 2023.

Any failure to comply with applicable laws, regulations or contractual obligations may harm our business, results of operations and financial condition. If we are subject to an investigation or litigation or suffer a breach of security of personal data, we may incur costs or be subject to forfeitures and penalties that could reduce our profitability. In addition, compliance with these laws may restrict our ability to provide services to our customers that they may find to be valuable. For example, the General Data Protection Regulation ("GDPR") became effective in May 2018. The GDPR, which applies to personal data collected in the context of all of our activities conducted from an establishment in the European Union, related to products and services offered to individuals in the European Union or related to the monitoring of individuals' behavior in Europe, imposes a range of significant compliance obligations regarding the handling of personal data. Actions required to comply with these obligations depend in part on how particular and strict regulators interpret and apply them. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, we may be subject to, for example, regulatory enforcement actions, that can result in monetary penalties of up to 4% of our annual worldwide revenue or EUR 20 million (whichever higher), private lawsuits, class actions, regulatory orders to stop processing and delete data, and reputational damage. In June 2021, the European Commission published new versions of the Standard Contractual Clauses, which are used as a legal cross-border mechanism allowing companies to transfer/allow access to personal data outside the European Economic Area. Use of the previous versions of the Standard Contractual Clauses is no longer allowed and all contracts that include the earlier versions should have been amended to replace them with the new versions by December 27, 2022. Also in June 2021, the European Data Protection Board finalized its recommendations regarding supplemental transfer measures to protect personal data during cross-border transfers. We must incur costs and expenses to comply with the new requirements, which may impact the cross-border transfer of personal data throughout our organization and to/from third parties.

In the United States, several states, including California, Colorado, Connecticut, Utah and Virginia, have adopted generally applicable and comprehensive privacy laws. These new and developing state laws provide a number of new privacy rights for residents of these states and impose corresponding obligations on organizations doing business in these states. Not only do these laws require that we make new disclosures to consumers, business contacts, employees, job applicants and others about our data collection, use and sharing practices, but they also require that we provide new rights, such as the rights to access, delete and correct personal data. While the California Consumer Privacy Act (the "CCPA") became effective in 2020, it has already been amended significantly, and compliance with the amended law, the California Privacy Protection Act (the "CPRA") was required as of January 2023. Compliance with the other states' laws will be required at different times during 2023. In addition, a number of other U.S. states are considering adopting laws and regulations imposing obligations regarding the handling of personal data. Compliance with the GDPR, the new state laws, and other current and future applicable U.S. and international privacy, data protection, cybersecurity, artificial intelligence and other data-related laws can be costly and time-consuming. Complying with these varying requirements could cause us to incur substantial costs and/or require us to change our business practices in a manner adverse to our business. Violations of data and privacy-related laws can result in significant penalties.

Australia recently amended its Privacy Act, increasing the maximum penalties available for serious or repeated data breaches from AUS 2.2 million to the greater of: (i) AUS 50 million; (ii) three times the value of any benefit obtained through misuse of the information; or (iii) 30% of a company's adjusted turnover in the relevant period.

We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or security related organizations that require compliance with their rules pertaining to privacy and data protection.

We post on our websites our privacy notices and practices concerning the collection, use, sharing, disclosure, deletion and retention of our user data. Any failure, or perceived failure, by us to comply with our posted privacy notices or with any regulatory requirements or orders or other federal, state or international privacy -related laws and regulations, including the GDPR, CCPA and CPRA, could result in proceedings or actions against us by governmental entities or others (e.g., class action plaintiffs), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. We may also experience security breaches and likely will in the future, which themselves may result in a violation of these laws and give rise to regulatory enforcement and/or private litigation.

Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our applications are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our applications must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our applications or changes in applicable export or import regulations may create delays in the introduction and sale of our applications in international markets, prevent our customers with international operations from deploying our applications, or, in some cases, prevent the export or import of our applications to certain countries, governments, or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our applications, or in our decreased ability to export or sell our applications to existing or potential customers with international operations. Any decreased use of our applications or limitation on our ability to export or sell our applications would likely adversely affect our business.

Furthermore, we incorporate encryption technology into certain of our applications. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our applications or could limit our customers' ability to implement our applications in those countries. Encrypted applications and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our applications, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our applications, including with respect to new releases of our applications, may create delays in the introduction of our applications in international markets, prevent our customers with international operations from deploying our applications throughout their globally-distributed systems or, in some cases, prevent the export of our applications to some countries altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments, and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our applications from being shipped or provided to U.S. sanctions targets, our applications and services could be shipped to those targets or provided by third parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm.

Risks Related to Ownership of Our Common Stock

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the trading price of our stock would likely decrease if one or more of the analysts covering our business downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline. Furthermore, if our operating results fail to meet analysts' expectations our stock price would likely decline.

Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends is currently limited by the terms of our existing Credit Facility (as defined herein), which prohibits our payment of dividends on our capital stock without prior consent, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, will contain provisions that may depress the market price of our common stock by acting to discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors or our management. These provisions include the following:

- our certificate of incorporation provides for a classified board of directors with staggered three-year terms so that not all members of our board of directors are elected at one time;

- directors may be removed by stockholders only for cause;

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- special meetings of our stockholders may be called only by our Chief Executive Officer, our board of directors or holders of not less than the majority of our issued and outstanding capital stock limiting the ability of minority stockholders to take certain actions without an annual meeting of stockholders;

- our stockholders may not act by written consent unless the action to be effected and the taking of such action by written consent are approved in advance by our board of directors and, as a result, a holder, or holders, controlling a majority of our capital stock would generally not be able to take certain actions without holding a stockholders' meeting;

- our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates;

- stockholders must provide timely notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at an annual meeting of stockholders and, as a result, these provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and

- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock from engaging in certain business combinations with us.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ulysses Aggregator, LP (the "Purchaser"), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million. As of December 31, 2022, we had 115,000 shares of newly designated Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to dividends payable quarterly in arrears, which may be paid, at our option, in cash or by increasing the Liquidation Preference (as defined below) of each share of Series A Preferred Stock by the amount of the applicable dividend. The holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") will be entitled to dividends (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the Closing, and (ii) at the rate of 7% per annum on and after the seven year anniversary of the Closing. Our ability to pay cash dividends is subject to the restrictions under our existing credit agreement. The Series A Preferred Stock has no mandatory conversion feature and is a perpetual security. Although we have the ability to redeem the shares of Series A Preferred Stock beginning on the date that is seven years from the Closing date, we may be unable to do so at that time, and we will be forced to pay the higher dividend rate of 7% per annum until the time that the holders of Series A Preferred Stock convert their shares into shares of common stock or we obtain sufficient capital to redeem the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up, on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up, junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up and junior in right of payment to our existing and future indebtedness. Further, upon our liquidation, dissolution or winding up, holders of our Series A Preferred Stock will receive a distribution of our available assets before common stockholders in an amount equal to (i) the Initial Liquidation Preference, plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock to, but excluding, the date of payment of such amounts (the "Liquidation Preference").

The holders of Series A Preferred Stock generally are entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of our common stock (voting together with the holders of our common stock as one class) on an as-converted basis. In addition, so long as the Purchaser and its affiliates beneficially own in the aggregate at least 5% of the shares of our common stock on a fully diluted basis including the shares of common stock issuable upon conversion of shares of Series A Preferred Stock, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, are entitled to nominate and elect one individual to serve on our board of directors. In addition, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will have the right to elect, for so long as the Purchaser and its affiliates own in the aggregate at least 10% of the shares of Series A Preferred Stock (or common stock into which it is convertible) outstanding as of the Closing, one non-voting observer to our board of directors. Such governance rights may grant the holders of our Series A Preferred Stock additional control rights, which may impact our ability to run our business, and may adversely affect the trading price of our common stock. Upon issuance of the Series A Preferred Stock, holders of our common stock will experience dilution of both economic and voting rights, and, because we may pay dividends in kind by increasing the liquidation value of each share of Series A Preferred Stock, holders of common stock will be further diluted at each regular dividend payment date.

The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.

Upon a "Fundamental Change" (involving a change of control as further described in the certificate of designation governing our Series A Preferred Stock), each holder of Series A Preferred Stock shall have the right to require us to redeem all or any part of the holder's Series A Preferred Stock for an amount equal to greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such Holder would have received had such Holder, immediately prior to such "Fundamental Change," converted the Holder's Series A Preferred Stock into common stock, without regard to the Issuance Limitation. The mandatory redemption option conferred to holders of our Series A Preferred Stock upon certain events constituting a Fundamental Change (involving a change of control) under the Series A Preferred Stock, may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

General Risks

An epidemic, pandemic or contagious diseases, including the ongoing COVID-19 pandemic, and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.

We face risks related to an epidemic, pandemic or contagious diseases, including the ongoing COVID-19 pandemic, which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations and financial condition. The impact of an epidemic, pandemic or other health crisis, including the COVID-19 pandemic, and measures to prevent the spread of such an event could materially and adversely affect our business in a number of ways. For example, existing and potential customers may choose to reduce or delay technology spending in response, or attempt to renegotiate contracts and obtain concessions, which could materially and negatively impact our operating results, financial condition and prospects.

Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.

Our business depends on the overall demand for information technology and software spend and on the economic health of our current and prospective customers. If worldwide economic conditions become unstable, including as a result of protectionism and nationalism, other unfavorable changes in economic conditions, such as inflation, rising interest rates, a U.S. government default on its obligations or a recession, and other events beyond our control, such as economic sanctions, natural disasters, results of global epidemics, pandemics, or contagious diseases, such as COVID-19, political instability, and armed conflicts and wars, such as the Russia-Ukraine war, then our existing customers and prospective customers may re-evaluate their decision to purchase our applications. Weak global economic conditions or a reduction in information technology or software spending by our customers could harm our business in a number of ways, including longer sales cycles and lower prices for our applications.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

- actual or anticipated changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;
- price and volume fluctuations in the overall equity markets from time to time;
- significant volatility in the market price and trading volume of comparable companies;
- changes in the market perception of software generally or in the effectiveness of our applications in particular;
- disruptions in our services due to computer hardware, software or network problems;
- announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;
- announcements of new customer agreements or upgrades and customer downgrades or cancellations or delays in customer purchases;
- litigation involving us;
- our ability to successfully consummate and integrate acquisitions;

- investors' general perception of us;
- recruitment or departure of key personnel;
- sales of our common stock by us or our stockholders;
- fluctuations in the trading volume of our shares or the size of our public float; and
- general economic, legal, industry and market conditions and trends, including those related to the ongoing COVID-19 pandemic, unrelated to our performance.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. If we were to become involved in securities litigation, it could result in substantial costs, divert management's attention and resources from our business and adversely affect our business.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our principal corporate offices are located in Austin, Texas, where we occupy approximately 9,900 square feet of space under a lease that expires in June 2025. We also lease office facilities domestically, some of which we sublease, located in Massachusetts, Nebraska, North Carolina, Ohio, Texas and Washington. Internationally, we lease office space in Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. We believe that our properties are generally suitable to meet our needs for the foreseeable future.

Item 3.   Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that we believe would, individually or taken together, have a material adverse effect on our business, operating results, financial condition, or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Market, or Nasdaq, under the symbol "UPLD".

As of February 21, 2023, the last reported sales price of our common stock on the Nasdaq Global Market was $8.52 and there were 29 stockholders of record of our common stock, including Broadridge Financial Solutions, Inc., which holds shares of our common stock on behalf of an indeterminable number of beneficial owners.

We have never declared or paid dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. In addition, the terms of our loan facility currently restrict our ability to pay dividends.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the Nasdaq Computer Technology Index (the "Computer Technology Index") and the S&P 500 Composite Index during the period commencing on December 29, 2017 and ending on December 30, 2022. The graph assumes a $100 investment at the beginning of the period in our common stock, the stocks represented in the S&P 500 Composite Index and the stocks represented in Computer Technology Index, and reinvestment of any dividends. The Computer Technology Index is designed to represent a cross section of widely-held U.S. corporations involved in various phases of the computer industry. The Computer Technology Index is market-value (capitalization) weighted, based on the aggregate market value of its 27 component stocks. Historical stock price performance should not be relied upon as an indication of future stock price performance.



31

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Item 1A. Risk Factors."

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Item 1A. Risk Factors" above, which are incorporated herein by reference. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. For a comparison of the years ended December 31, 2021 and 2020 refer to "Item 7. Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K for the years ended December 31, 2021 filed with the SEC on February 24, 2022. All information presented herein is based on our fiscal calendar. Unless otherwise stated, references in this report to particular years or quarters refer to our fiscal years ended December 31 and the associated quarters of those fiscal years. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

We service customers ranging from large global corporations and government agencies to small- and medium-sized businesses. We have more than 10,000 customers with over 1,000,000 users across a broad range of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, political, non-profit, healthcare, life sciences, retail and hospitality.

Through a series of acquisitions and integrations, we have established a diverse family of software applications under the Upland brand and in the product solution categories listed above, each of which addresses a specific software needs. Our revenue has grown from $149.9 million in the year ended December 31, 2018 to $317.3 million in the year ended December 31, 2022, representing a compound annual growth rate of 21%. During the year ended December 31, 2022, domestic revenue as a percent of total revenue decreased to 70% compared to 71% in the year ended December 31, 2021.

Our operating results in a given period can fluctuate based on the mix of subscription and support, perpetual license and professional services revenue. For the years ended December 31, 2022, 2021 and 2020, our subscription and support revenue represented 94%, 95% and 95% of our total revenue, respectively. Historically, we have sold certain of our applications under perpetual licenses, which also are paid in advance. For the years ended December 31, 2022, 2021 and 2020, our perpetual license revenue accounted for 2%, 1% and 1% of our total revenue, respectively. The support agreements related to our perpetual licenses are one-year in duration and entitle the customer to support and unspecified upgrades. The revenue related to such support agreements is included as part of our subscription and support revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. For each of the years ended December 31, 2022, 2021 and 2020, our professional services revenue accounted for 4% of our total revenue.

To support continued growth, we intend to pursue acquisitions of complementary technologies, products and businesses. This will expand our product families, customer base and market access, resulting in increased benefits of scale. We will prioritize acquisitions within our current enterprise solution categories as described in "*Item 1. Business*" herein. Consistent with our growth strategy, we have completed a total of 31 acquisitions in the 11 years ending December 31, 2022.

Acquisitions completed during the years ended December 31, 2022, 2021 and 2020 include the following:

__Acquisitions__

2022 Acquisitions

- **BA Insight** - On February 22, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BA Insight Inc., ("BA Insight"), a cloud-based enterprise knowledge management solution. Revenues recorded since the acquisition date through December 31, 2022 were approximately $7.6 million.

- **Objectif Lune** - On January 7, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Objectif Lune Inc., a Quebec proprietary company ("Objectif Lune"), a cloud-based document workflow product. Revenues recorded since the acquisition date through December 31, 2022 were approximately $20.9 million.

2021 Acquisitions

- **Panviva** - On June 24, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Panviva Pty Ltd, an Australian proprietary company ("Panviva"), a cloud-based enterprise knowledge management solution.

- **BlueVenn** - On February 28, 2021 the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BlueVenn Group Limited, a company limited by shares organized and existing under the laws of England and Wales ("BlueVenn"), a cloud-based customer data platform.

- **Second Street** - On January 19, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Second Street Media, Inc., a Missouri corporation ("Second Street"), an audience engagement platform.

2020 Acquisitions

- **Localytics** - On February 6, 2020, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Char Software, Inc (dba Localytics), a Delaware corporation ("Localytics"), a provider of mobile app personalization and analytics solutions.

Sunset Assets

During the fourth quarter of 2022, in connection with the periodic review of its business, the Company decided to sunset certain non-strategic product offerings and customer contracts (collectively referred to as "Sunset Assets"). Refer to "Adjusted Operating Measures" detail located in this section for further breakdown for adjusted amounts.

Components of Operating Results

Revenue

Subscription and support revenue. We derive our subscription revenue from fees paid to us by our customers for use of our cloud-based applications. We recognize the revenue associated with subscription agreements ratably over the term of the agreement as the customer receives and consumes the benefits of the cloud services through the contract period. Our subscription agreements typically have terms of one to three years.

Our support revenue consists of maintenance fees associated with our perpetual licenses and hosting fees paid to us by our customers. Typically, when purchasing a perpetual license, a customer also purchases maintenance for which we charge a fee, priced as a percentage of the perpetual license fee. Maintenance agreements include the right to support and unspecified upgrades. We recognize the revenue associated with maintenance ratably over the term of the contract. In limited instances, at the customer's option, we may host the software purchased by a customer under a perpetual license on systems at our third-party data centers.

Perpetual license revenue. Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses to new customers and additional perpetual licenses to existing customers. We generally recognize the license fee portion of the arrangement up-front at a point in time when the software is made available to the customer.

Professional services revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. We generally recognize the revenue associated with these professional services over time as services are performed. Revenues for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenues for consumption-based services are generally recognized as the services are performed.

Cost of Revenue

Cost of product revenue. Cost of product revenue consists primarily of hosting costs, personnel related costs of our customer success and cloud operations teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, and allocated overhead, as well as software license fees, internet connectivity, depreciation expenses, amortization of acquired intangible assets, specifically developed technology, as a result of business combination purchase accounting adjustments and pass-through costs directly related to delivering our applications. We expect that cost of revenues may increase in the future depending on the growth rate of our new customers and billings and our need to support the implementation, hosting and support of those new customers. We intend to continue to invest additional resources in expanding the delivery capability of our applications. As we add hosting infrastructure capacity and support personnel in advance of anticipated growth, our cost of product revenue will increase, and if such anticipated revenue growth does not occur, our product gross profit will be adversely affected both in terms of absolute dollars and as a percentage of total revenues in any particular quarterly or annual period. Our cost of product revenue is generally expensed as the costs are incurred. Developed technology is valued using a cost-to-recreate approach and is generally amortized over a four- to nine-year period.

Cost of professional services revenue. Cost of professional services revenue consists primarily of personnel related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as the costs of contracted third-party vendors and reimbursable expenses. As most of our personnel are employed on a full-time basis, our cost of professional services revenue is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expect that cost of professional services as a percentage of total revenues could fluctuate from period to period depending on the growth of our professional services business, the timing of sales of applications, and any associated costs relating to the delivery of services. Our cost of professional services revenue is generally expensed as costs are incurred.

Operating Expenses

Our operating expenses are classified into six categories: sales and marketing, research and development, general and administrative, depreciation and amortization, acquisition-related expenses and impairment of goodwill. For each category, other than depreciation and amortization and impairment of goodwill, the largest expense component is primarily personnel related costs, which includes salaries, employee benefit costs, bonuses, commissions, stock-based compensation, and payroll taxes. Operating expenses also include allocated overhead costs for facilities, which are allocated to each department based on relative department headcount. Operating expenses are generally recognized as incurred.

Sales and marketing. Sales and marketing expenses primarily consist of personnel related costs for our sales and marketing staff, including salaries, benefits, deferred commission amortization, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as costs of promotional events, corporate communications, online marketing, product marketing and other brand-building activities. Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for a particular customer agreement for initial contracts are amortized over the expected life of the customer relationships while deferred commissions related to contract renewals are amortized over average renewal term. Sales commissions, and related payroll taxes, are earned when the initial customer contract is signed and upon any renewal as our obligation to pay a sales commission arises at these times. Sales and marketing expenses may fluctuate as a percentage of total revenues for a variety of reasons including the timing of such expenses, in any particular quarter or annual period.

Research and development. Research and development expenses primarily consist of personnel related costs of our research and development staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead and costs of certain third-party contractors. Research and development costs related to the development of our software applications are generally recognized as incurred. We have devoted our product development efforts primarily to enhancing the functionality, and expanding the capabilities, of our applications. Investment tax credits are included as a reduction of research and development costs. Investment tax credits are recorded in the year in which the research and development costs of the capital expenditures are incurred, provided that we are reasonably certain that the credits will be received. The investment tax credit must be examined and approved by the tax authorities, and it is possible that the amounts granted will differ from the amounts recorded.

General and administrative. General and administrative expenses primarily consist of personnel related costs for our executive, administrative, accounting and finance, information technology, legal, accounting and human resource staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead, professional fees and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations, including potentially higher legal, corporate insurance, accounting and auditing expenses and the additional costs of enhancing and maintaining our internal control environment. General and administrative expenses may fluctuate as a percentage of revenue, and overtime we expect that general and administrative expenses will decrease as a percent of revenue due to operational efficiencies.

Depreciation and amortization. Depreciation and amortization expenses primarily consist of depreciation and amortization of acquired intangible assets, specifically customer relationships and trade names, as a result of business combination purchase accounting adjustments. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using an income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset and are amortized over a seven to ten-year period. The value of the trade name intangibles are determined using a relief from royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset and are amortized over mostly a three-year period.

Acquisition-related expenses. Acquisition-related expenses are typically incurred for up to four quarters after each acquisition, with the majority of these costs being incurred within six to nine months, to transform the acquired business into the Company's UplandOne platform. These expenses can vary based on the size, timing and location of each acquisition. These acquisition-related expenses include transaction related expenses such as banker fees, legal and professional fees, insurance costs and deal bonuses. These acquisition-related expenses also include transformational expenses such as severance, compensation for transitional personnel, office lease terminations and vendor cancellations. Generally these acquisition-related expenses should no longer be material if the Company has done no acquisitions after one year.

Impairment of Goodwill. Goodwill impairment is recognized on a non-recurring basis when the Carrying Value (or GAAP basis book value) of our Company (which is our only reporting unit) exceeds the estimated fair value of our Company as determined by reference to a number of factors and assumptions, including the spot closing price of our Common Stock as of a certain reporting or measurement date. We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value of our Company to exceed the estimated fair value of our Company. As a result of the decline of our stock price during the quarter ended December 31, 2022, we performed a Goodwill impairment evaluation as of December 31, 2022, which resulted in a Goodwill impairment of $12.5 million. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our fourth quarter 2022 Goodwill impairment. We will continue to evaluate Goodwill impairment in future periods.

Total Other Expense

Total other expense consists primarily of amortization of debt issuance costs over the term of the related term loan, revaluation of foreign subsidiaries, interest expense on outstanding debt, partially offset by interest income on our interest-bearing cash balances held in money market accounts. We participate in interest rate swap agreements for the purpose of reducing variability in interest rate payments on the Company's outstanding term loans. These interest rate swaps fix the Company's interest rate (including the hedge premium) at 5.4% for the term of the Credit Facility (as hereinafter defined in "—*Liquidity and Capital Resources—Credit Facility*"). In addition, gains/losses on divested assets that meet the definition of a business under ASC 805-10, *Business Combination—Overall*, are included in Total other expense.

Income Taxes

Because we have not generated domestic net income in any period to date, we have recorded a full valuation allowance against our domestic net deferred tax assets, exclusive of tax deductible goodwill. We have historically not recorded any material provision for federal or state income taxes, other than deferred taxes related to tax deductible goodwill and current taxes in certain separate company filing states and states in which loss carryforwards do not fully offset taxable income. The balance of the tax benefit for the years ended December 31, 2022, 2021 and 2020, outside of tax deductible goodwill and current taxes in separate filing states, is related to foreign income taxes, primarily operations of our subsidiaries in Australia, Canada, Ireland and the United Kingdom, and to the release of valuation allowances associated with acquisitions of domestic entities with deferred tax liabilities. Realization of any of our domestic deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Based on analysis of acquired net operating losses, utilization of our net operating losses will be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. In the event we have subsequent changes in ownership, the availability of net operating losses and research and development credit carryovers could be further limited.

Results of Operations

Consolidated Statements of Operations Data

The following tables set forth our results of operations for the specified periods, as well as our results of operations for the specified periods as a percentage of revenue. The period-to-period comparisons of results of operations are not necessarily indicative of results for future periods (dollars in thousands, except share and per share data).

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
Revenue:						
Subscription and support	$ 297,887	94%	$ 287,621	95%	$ 277,504	95%
Perpetual license	6,948	2%	2,150	1%	1,884	1%
Total product revenue	304,835	96%	289,771	96%	279,388	96%
Professional services	12,468	4%	12,245	4%	12,390	4%
Total revenue	317,303	100%	302,016	100%	291,778	100%
Cost of revenue:						
Subscription and support (1)(2)	93,948	30%	92,168	31%	89,880	31%
Professional services and other	9,793	3%	7,285	2%	8,566	3%
Total cost of revenue	103,741	33%	99,453	33%	98,446	34%
Gross profit	213,562	67%	202,563	67%	193,332	66%
Operating expenses:						
Sales and marketing (1)	59,416	19%	55,097	18%	46,077	16%
Research and development (1)	46,187	15%	42,693	14%	39,002	13%
General and administrative (1)	70,462	22%	76,901	25%	68,072	23%
Depreciation and amortization	43,669	14%	41,315	14%	36,919	13%
Acquisition-related expenses	21,556	6%	21,234	8%	27,075	9%
Impairment of goodwill	12,500	4%	—	—%	—	—%
Total operating expenses	253,790	80%	237,240	79%	217,145	74%
Loss from operations	(40,228)	(13)%	(34,677)	(12)%	(23,813)	(8)%
Other Expense:						
Interest expense, net	(29,145)	(9)%	(31,626)	(10)%	(31,529)	(11)%
Other expense, net	(781)	—%	(253)	(1)%	(111)	—%
Total other expense	(29,926)	(9)%	(31,879)	(11)%	(31,640)	(11)%
Loss before benefit from income taxes	(70,154)	(22)%	(66,556)	(23)%	(55,453)	(19)%
Benefit from income taxes	1,741	—%	8,344	4%	4,234	1%
Net loss	(68,413)	(22)%	(58,212)	(19)%	(51,219)	(18)%
Preferred stock dividends and accretion	(1,846)	(1)%	—	—%	—	—%
Net loss attributable to common stockholders (3)	$ (70,259)	(22)%	$ (58,212)	(19)%	$ (51,219)	(18)%
Net loss per common share:						
Loss from continuing operations per common share, basic and diluted (3)	$ (2.23)		$ (1.92)		$ (1.92)	
Weighted-average common shares outstanding, basic and diluted (3)	31,528,881		30,295,769		26,632,116	

(1) Includes stock-based compensation. See table below for stock-based compensation by operating expense line item.

	Year Ended December 31,		
	2022	2021	2020
	(dollars in thousands)		
Stock-based compensation:			
Cost of revenue	$ 1,984	$ 2,088	$ 1,951
Research and development	2,733	3,085	3,391
Sales and marketing	4,239	5,957	3,450
General and administrative	32,646	42,743	32,900
Total	$ 41,602	$ 53,873	$ 41,692

(2) Includes depreciation and amortization of $12.5 million, $11.6 million and $10.2 million in the years ended December 31, 2022, 2021 and 2020, respectively.

(3) See "*Note 8 Net Loss Per Share*", in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion and a reconciliation of historical net loss attributable to common stockholders and weighted average shares outstanding for historical basic and diluted net loss per share calculations.

Adjusted Operating Measures

In the following discussion of results of operations, we refer to "Core Organic Revenue" and "Organic Revenue" as non-GAAP financial measures. We believe that, in addition to our financial results determined in accordance with GAAP, these non-GAAP financial measures are useful in evaluating our business, results of operations, and financial condition. However, our use of non-GAAP financial measures may vary from that of others in our industry. Non-GAAP financial measures should not be considered as an alternative to the performance measures derived in accordance with GAAP.

There are limitations to the use of non-GAAP measures, as non-GAAP measures may not present complete financial results. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include revenue, gross profit, net loss, net loss per share and other performance measures. In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in the presentation of our non-GAAP financial measures. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. When evaluating our performance, you should consider these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable GAAP measures set forth in the reconciliation tables below and our other GAAP results. See "—Non-GAAP Financial Measures" for the definitions of the non-GAAP financial measures included herein, as well as a statement disclosing the reasons management believes certain non-GAAP financial measures provide useful information to investors regarding the Company's financial condition and results of operations.

The following table presents a reconciliation of Total revenue to Core Organic Revenue for each of the periods indicated.

	Years Ended December 31,	
	2022	**2021**
	(dollars in thousands)	
Reconciliation of Total revenue to Core Organic Revenue:		
Total revenue	$ 317,303	$ 302,016
Less:		
Subscription and support revenue from acquisitions not fully in the prior year comparative period [1]	49,624	24,943
Perpetual license revenue	6,948	2,150
Professional services revenue	12,468	12,246
Subscription and support revenue from Sunset Assets [2]	29,958	35,782
Overage Charges [3]	12,287	16,124
Political Revenue [4]	—	980
Core Organic Revenue [5]	$ 206,018	$ 209,791

[1] After the reduction of $5.5 million purchase accounting deferred revenue discount for the year ended December 31, 2022.

[2] Subscription and support revenue from Sunset Assets is revenue related to Sunset Assets. This excludes Overage Charges, Professional services revenue, Perpetual license revenue and subscription and support revenue from acquisitions not fully in the prior year comparative period all shown separately.

[3] Overage Charges are subscription and support revenue representing amounts paid to the Company by a customer (in addition to such customer's contractual minimum payment commitments) as a result of such customer's number of users or level of usage of services including text and e-mail messaging and third party pass-through costs exceeding the levels stipulated in such customer's license or related purchase agreements with the Company.

[4] Political Revenue is subscription and support usage revenue from US presidential campaigns.

[5] Core Organic Revenue excludes revenues from acquisitions closed during or subsequent to the prior year comparable period, Perpetual license revenues, Professional services revenues, revenue from Sunset Assets, Overage Charges and Political Revenue.

The following table presents a reconciliation of Subscription and support revenue to Core Organic Revenue for each of the periods indicated.

	Years Ended December 31,	
	2022	**2021**
	(dollars in thousands)	
Reconciliation of Subscription and support revenue to Core Organic Revenue:		
Subscription and support revenue	$ 297,887	$ 287,621
Less:		
Subscription and support revenue from acquisitions not fully in the prior year comparative period [1]	49,624	24,943
Subscription and support revenue from Sunset Assets [2]	29,958	35,782
Overage Charges [3]	12,287	16,124
Political Revenue [4]	—	980
Core Organic Revenue [5]	$ 206,018	$ 209,791

[1] After the reduction of $5.5 million purchase accounting deferred revenue discount for the year ended December 31, 2022 .

[2] Subscription and support revenue from Sunset Assets is revenue related to Sunset Assets. This excludes Overage Charges, Professional services revenue, Perpetual license revenue and subscription and support revenue from acquisitions not fully in the prior year comparative period all shown separately.

[3] Overage Charges are subscription and support revenue representing amounts paid to the Company by a customer (in addition to such customer's contractual minimum payment commitments) as a result of such customer's number of users or volume of usage including text and e-mail messaging and third party pass-through costs exceeding the levels stipulated in such customer's license or related purchase agreements with the Company.

[4] Political Revenue is subscription and support usage revenue from US presidential campaigns.

[5] Core Organic Revenue excludes revenues from acquisitions closed during or subsequent to the prior year comparable period, revenue from Sunset Assets, Overage Charges and Political Revenue.

Comparison of Years Ended December 31, 2022 and December 31, 2021

Revenue

	Year Ended December 31,					
	2022		**2021**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Revenue:						
Subscription and support	$ 297,887	94%	$ 287,621	95%	$ 10,266	4%
Perpetual license	6,948	2%	2,150	1%	4,798	223%
Total product revenue	304,835	96%	289,771	96%	15,064	5%
Professional services	12,468	4%	12,245	4%	223	2%
Total revenue	$ 317,303	100%	$ 302,016	100%	$ 15,287	5%

Total revenue was $317.3 million in the year ended December 31, 2022, compared to $302.0 million in the year ended December 31, 2021, an increase of $15.3 million, or 5%. Total revenue growth includes a negative impact of 2% from changes in foreign currency exchange rates. Our organic revenue excludes acquisitions closed during or subsequent to the prior year comparable period and business operations related to Sunset Assets (the "Organic Revenue"). The acquisitions not fully in the comparable period contributed $32.8 million to the increase in total revenue for the year ended December 31, 2022. Total revenue related to Perpetual license and Professional services related to our Organic Business decreased by $3.0 million. Subscription and support revenue related to Sunset Assets decreased by $5.8 million as a result of decreased sales and marketing focus on those Sunset Assets. Total revenues related to Overage Charges decreased by $3.8 million as a result of variable demand in the year ended December 31, 2022. The year ended December 31, 2021 included $1.0 million in Political Revenue, which did not repeat in the year ended December 31, 2022. Therefore, net of these non-core revenues, our Core Organic Revenue decreased by $3.8 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. After removing the negative foreign currency exchange impact on our revenue, net of these non-core revenues, our Core Organic Revenue decreased by $2.6 million in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Subscription and support revenue was $297.9 million in the year ended December 31, 2022, compared to $287.6 million in the year ended December 31, 2021, an increase of $10.3 million, or 4%. Subscription and support revenue growth includes a negative impact of 2% from changes in foreign currency exchange rates. The acquisitions not fully in the comparable period contributed $24.7 million to the increase in subscription and support revenue in the year ended December 31, 2022. Subscription and support revenue related to our Sunset Assets decreased $5.8 million as a result of decreased sales and marketing focus on those Sunset Assets. Subscription and support revenues related to Overage Charges decreased by $3.8 million as a result of variable demand in the year ended December 31, 2022. The year ended December 31, 2021 included $1.0 million of subscription and support Political Revenues which did not repeat in the year ended December 31, 2022. Therefore, net of these non-core revenues, our Core Organic Revenue decreased by $3.8 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. After removing the negative foreign currency exchange impact on our revenue, net of these non-core revenues, our Core Organic Revenue decreased by $2.6 million in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Perpetual license revenue was $6.9 million in the year ended December 31, 2022, compared to $2.2 million in the year ended December 31, 2021, an increase of $4.7 million, or 223%. The acquisitions not fully in the comparable period contributed $5.0 million to the increase in perpetual license revenue in the year ended December 31, 2022. Perpetual license revenue related to our Sunset Assets was nil. Therefore, perpetual license revenue from our Organic Business decreased by $0.3 million in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Professional services revenue was $12.5 million in the year ended December 31, 2022, compared to $12.2 million in the year ended December 31, 2021, an increase of $0.3 million, or 2%. The acquisitions not fully in the comparable period contributed $3.1 million to the increase in professional services revenue in the year ended December 31, 2022. Professional services revenue related to our Sunset Assets decreased by $0.1 million. Therefore, professional services revenue from our Organic Business decreased by $2.7 million in the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily related to our discipline around not accepting unprofitable professional services projects.

Cost of Revenue and Gross Profit Margin

		Year Ended December 31,					
	2022		2021		Change		
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change	
			(dollars in thousands)				
Cost of revenue:							
Subscription and support (1)	$ 93,948	30%	$ 92,168	31%	$ 1,780	2%	
Professional services	9,793	3%	7,285	2%	2,508	34%	
Total cost of revenue	103,741	33%	99,453	33%	4,288	4%	
Gross profit	$ 213,562	67%	$ 202,563	67%	$ 10,999	5%	
(1) Includes depreciation and amortization expense as follows:							
Depreciation	$ 8	—%	$ 30	—%	$ (22)	(73)%	
Amortization	$ 12,469	4%	$ 11,583	4%	$ 886	8%	

Cost of subscription and support revenue was $93.9 million in the year ended December 31, 2022, compared to $92.2 million in the year ended December 31, 2021, an increase of $1.7 million, or 2%. The acquisitions not fully in the comparable period contributed $5.4 million to the increase to cost of subscription and support revenue, primarily related to costs associated with the delivery of the BA Insight, Objectif Lune and Panviva products. Cost of subscription and support revenue related to our Sunset Assets decreased $2.6 million, primarily related to hosting and infrastructure costs. Therefore, cost of subscription and support revenue for our Organic Business decreased by $1.1 million mainly due to decreased messaging costs.

Cost of professional services revenue was $9.8 million in the year ended December 31, 2022, compared to $7.3 million in the year ended December 31, 2021, an increase of $2.5 million, or 34%. The acquisitions not fully in the comparable period contributed $3.2 million to the increase to cost of professional services revenue, primarily related to an increase in personnel and related costs. Therefore, cost of professional services revenue for our Organic Business decreased by $0.7 million primarily related to a decrease in personnel related costs.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,					
	2022		2021		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Sales and marketing	$ 59,416	19%	$ 55,097	18%	$ 4,319	8%

Sales and marketing expense was $59.4 million in the year ended December 31, 2022, compared to $55.1 million in the year ended December 31, 2021, an increase of $4.3 million, or 8%. The acquisitions not fully completed in the comparable period contributed $6.6 million to the increase in sales and marketing expense, primarily consisting of increased headcount and personnel related costs in the year ended December 31, 2022. Sales and marketing expense for our Sunset Assets decreased by $1.1 million primarily as a result of decreased personnel related costs. Sales and marketing expense for our Organic Business decreased by $1.2 million, primarily as a result of a reduction in personnel related costs which were partially offset by increased commission costs. We expect to see an increase in sales and marketing expense in 2023 as we increase our go to market investments.

Research and Development Expense

	Year Ended December 31,					
	2022		2021		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Research and development	$ 46,187	15%	$ 42,693	14%	$ 3,494	8%

Research and development expense was $46.2 million in 2022, compared to $42.7 million in 2021, an increase of $3.5 million, or 8%. The acquisitions not fully in the comparable period contributed $7.5 million to the increase in research and development expense primarily consisting of personnel related costs. Research and development expense related to our Sunset Assets decreased by $0.7 million primarily due to reductions in personnel related costs. Therefore, research and development expense for our Organic Business decreased by $3.3 million primarily related to a decrease in non-cash stock compensation expense coupled with lower outsourced technology services costs as we shift more resources to our India Center of Excellence. We expect to see an increase in research and development expenses in 2023 due to increased product investments.

General and Administrative Expense

	Year Ended December 31,					
	2022		2021		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
General and administrative	$ 70,462	22%	$ 76,901	25%	$ (6,439)	(8)%

General and administrative expense was $70.5 million in 2022, compared to $76.9 million in 2021, a decrease of $6.4 million, or 8%. General and administrative expense for our Organic Business decreased by $9.8 million, which was driven primarily by lower non-cash stock compensation expense due primarily to lower grant date fair values in 2022 as well as the absence of a one-time non-cash stock compensation charge taken in 2021 of $6.3 million related to the departure of a former executive. General and administrative expense for our Sunset Assets decreased by $0.9 million. This was partially offset by an increase in general administrative expense of $4.3 million due to costs related to the acquisitions not fully in the comparable period, which consisted primarily of higher personnel related costs and administrative expenses.

Depreciation and Amortization Expense

	Year Ended December 31,					
	2022		**2021**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Depreciation and amortization:						
Depreciation	$ 1,529	1%	$ 1,968	1%	$ (439)	(22)%
Amortization	42,140	13%	39,347	13%	2,793	7%
Total depreciation and amortization	$ 43,669	14%	$ 41,315	14%	$ 2,354	6%

Depreciation and amortization expense was $43.7 million in 2022, compared to $41.3 million in 2021, an increase of $2.4 million, or 6%. The acquisitions not fully in the comparable period increased depreciation and amortization expense by $6.0 million, primarily related to acquired intangible assets such as customer relationships and tradenames. Therefore, depreciation and amortization expense for our Organic Business decreased by $3.6 million in the comparative periods due to assets becoming fully depreciated or amortized during the period.

Acquisition-related Expense

	Year Ended December 31,					
	2022		**2021**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Acquisition-related expense	$ 21,556	6%	$ 21,234	8%	$ 322	2%

Acquisition-related expenses are one-time expenses typically incurred for up to four quarters after each acquisition, with the majority of these costs being incurred within six to nine months, to transform the acquired business into the Company's unified operating platform. These expenses can vary based on the size, timing and location of each acquisition. These acquisition-related expenses include transaction-related expenses such as banker fees, legal and professional fees, insurance costs, and deal bonuses. These acquisition-related expenses also include transformational expenses such as severance, compensation for transitional personnel, office lease terminations, and vendor cancellations. Absent new acquisition activity, acquisition-related expenses are no longer material if the Company has done no acquisitions after one year.

Acquisition-related expense was $21.6 million in 2022, compared to $21.2 million for 2021, a marginal increase of $0.4 million, or 2%. The Company had two acquisitions in 2022 compared to three acquisitions in 2021. The 2022 acquisitions were larger and had complex organizational and tax structures, which resulted in slightly higher acquisition-related expenses compared to 2021.

Impairment of goodwill

	Year Ended December 31,					
	2022		**2021**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Impairment of goodwill	$ 12,500	4%	$ —	—%	$ 12,500	NA

Goodwill impairment is recognized on a non-recurring basis when the Carrying Value (or GAAP basis book value) of our Company (which is our only reporting unit) exceeds the estimated fair value of our Company as determined by reference to a number of factors and assumptions, including the spot closing price of our Common Stock as of a certain reporting or measurement date. We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value of our Company to exceed the estimated fair value of our Company. As a result of the decline of our stock price during the quarter ended December 31, 2022, we performed a Goodwill impairment evaluation as of December 31, 2022, which resulted in a Goodwill impairment of $12.5 million. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our fourth quarter 2022 Goodwill impairment.

Other Expense, net

	Year Ended December 31,					
	2022		2021		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Other Expense:						
Interest expense, net	$ (29,145)	(9)%	$ (31,626)	(10)%	$ 2,481	(8)%
Other expense, net	(781)	—%	(253)	(1)%	(528)	209%
Total other expense	$ (29,926)	(9)%	$ (31,879)	(11)%	$ 1,953	(6)%

Interest expense, net was $29.1 million in 2022, compared to $31.6 million for 2021, a decrease of $2.5 million, or 8%, due primarily to higher interest income on our interest-bearing cash balances as well as a decrease in outstanding borrowings on our Credit Facility.

Other expense, net was $0.8 million in 2022, compared to other expense of $0.3 million in 2021, an increase of $0.5 million, or 209%. The difference in other expense is primarily due to an increase in foreign currency exchange losses compared to 2021.

Benefit from Income Taxes

	Year Ended December 31,					
	2022		2021		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Loss before provision for income taxes	(70,154)	(22)%	(66,556)	(23)%	(3,598)	(5)%
Benefit from (provision for) income taxes	$ 1,741	—%	$ 8,344	4%	$ (6,603)	(79)%
Effective income tax rate	(2.5)%		(12.5)%			

Benefit from income taxes was $1.7 million in 2022, compared to a benefit for income taxes of $8.3 million in 2021, a decrease in the benefit from income taxes of $6.6 million, or 79%. This decrease was due primarily to decreased benefits recognized during the year attributable to the release of valuation allowances associated with acquisitions of domestic entities with deferred tax liabilities that, upon acquisition, allow us to recognize certain deferred tax assets that had previously been offset by a valuation allowances.

Because we have not generated domestic net income in any period to date, we have recorded a full valuation allowance against our domestic net deferred tax assets, exclusive of any remaining tax deductible goodwill after application of indefinite life deferred tax assets. Realization of any of our domestic deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Based on analysis of acquired net operating losses, utilization of our net operating losses will be subject to annual limitations due to the ownership change rules under the Code and similar state provisions. Refer to "*Note 6. Income Taxes*", in the notes to the consolidated financial statements for more information regarding our income taxes as they relate to foreign and domestic operations.

Comparison of Years Ended December 31, 2021 and December 31, 2020

For a comparison of the years ended December 31, 2021 and 2020 refer to "*Item 7. Management's Discussion and Analysis*" in the Company's Annual Report on Form 10-K for the years ended December 31, 2021 filed with the SEC on February 24, 2022.

Non-GAAP Financial Measures

Key Metrics

In addition to the GAAP and non-GAAP financial measures described in "—*Results of Operations*" above, we regularly review the following key metrics to evaluate and identify trends in our business, measure our performance, prepare financial projections and make strategic decisions (in thousands, except percentages):

	As of December 31,					
	2022		**2021**		**2020**	
Other Financial Data (unaudited):						
Annualized recurring revenue value at year-end	$	266,278	$	257,056	$	220,535
Annual net dollar retention rate		95 %		94 %		94 %
Adjusted EBITDA[(1)]	$	97,105	$	96,657	$	99,903

(1) Adjusted EBITDA is presented for the years ended December 31, 2022, 2021 and 2020.

Annualized recurring revenue value at year-end

We define annualized recurring revenue ("ARR") as the value as of December 31 that equals the monthly value of our recurring revenue under support and subscription contracts excluding month-to-month contracts measured as of December 31 multiplied by 12. This measure excludes the revenue value of uncontracted overage fees, on-demand or monthly usage service fees and Sunset Assets. As a metric, ARR mitigates fluctuations in revenue recognition due to certain factors, including contract term and the sales mix of recurring revenue contracts and perpetual licenses. ARR does not have any standardized meaning and may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those elements of our financial statements. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients. Refer to "*Note 3 Acquisitions*" and "*Note 5 Goodwill and Other Intangible Assets*" in the notes to the consolidated financial statements for further discussion.

Our ARR was $266.3 million, $257.1 million and $220.5 million as of December 31, 2022, 2021 and 2020.

Annual net dollar retention rate

We measure our ability to grow and retain ARR from existing clients using a metric we refer to as our annual net dollar retention rate. We define annual net dollar retention rate as of December 31 as the aggregate ARR as of December 31 from those customers that were also customers as of December 31 of the prior fiscal year, divided by the aggregate ARR value from all customers as of December 31 of the prior fiscal year. This measure excludes the revenue value of uncontracted overage fees, on-demand service fees and our Sunset Assets.

Our annual net dollar retention rate was 95%, 94% and 94% as of December 31, 2022, 2021 and 2020.

Adjusted EBITDA

We monitor Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from income taxes, stock-based compensation expense, acquisition-related expense, purchase accounting deferred revenue discount and impairment of goodwill.

Adjusted EBITDA is a non-GAAP financial measure that our management believes provides useful information to management, investors and others in understanding and evaluating our operating results for the following reasons:

- Adjusted EBITDA is widely used by our investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

- Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance because Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance;
- Adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and
- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The use of Adjusted EBITDA as an analytical tool has limitations such as:
- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.
- Impairment of goodwill and depreciation and amortization are non-cash charges, and the assets being depreciated or amortized, which contribute to the generation of revenue, will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements; however, much of the depreciation and amortization relates to amortization of acquired intangible assets as well as the goodwill as a result of business combination purchase accounting adjustments, which will not need to be replaced in the future;
- Adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;
- Adjusted EBITDA does not reflect interest or tax payments that could reduce cash available for use; and,
- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted EBITDA together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Net loss from continuing operations to Adjusted EBITDA for each of the periods indicated (in thousands).

| | Year Ended December 31, | | |
	2022	2021	2020
Net loss	$ (68,413)	$ (58,212)	$ (51,219)
Depreciation and amortization expense	56,146	52,928	47,164
Interest expense, net	29,145	31,626	31,529
Other expense, net	781	253	111
Benefit from income taxes	(1,741)	(8,344)	(4,234)
Stock-based compensation expense	41,602	53,873	41,692
Acquisition-related expense	21,556	21,234	27,075
Non-recurring litigation costs	33	—	—
Purchase accounting deferred revenue discount	5,496	3,299	7,785
Impairment of goodwill	12,500	—	—
Adjusted EBITDA	$ 97,105	$ 96,657	$ 99,903

Core Organic Revenue

Core Organic Revenue is defined as total revenue, less revenue from acquisitions closed during or subsequent to the prior year comparable period, Perpetual license revenues, Professional services revenues, revenue from Sunset Assets, Overage Charges and Political Revenue. For reconciliations of total revenue to Core Organic Revenue and subscription and support revenue to Core Organic Revenue, see "—*Results of Operations—Adjusted Operating Measures.*"

Liquidity and Capital Resources

To date, we have financed our operations primarily through the raising of capital including sales of our common stock and preferred stock or our convertible preferred stock, cash from operating activities and borrowings under our Credit Facility (as hereinafter defined). We believe that current cash and cash equivalents, cash flows from operating activities and availability under our existing Credit Facility will be sufficient to fund our operations for at least the next twelve months. In addition, we intend to utilize the sources of capital available to us under our Credit Facility and registration statement to support our continued growth via acquisitions within our core enterprise solution suites of complementary technologies and businesses. We do not intend to offer for sale any common stock at current market prices.

The following table summarizes our liquidity for the periods indicated:

	Year Ended December 31,	
	2022	**2021**
	(dollars in thousands)	
Cash and cash equivalents	$ 248,653	$ 189,158
Available borrowings from our Revolving Credit Facility	60,000	60,000
Total Liquidity	$ 308,653	$ 249,158

The $59.5 million increase in cash and cash equivalents from December 31, 2021 to December 31, 2022 includes $110.4 million in cash proceeds related to our Series A Preferred Stock, net of issuance costs which closed in August 2022. This was partially offset by $62.4 million in cash paid for our two acquisitions closed in January and February 2022, net of $0.7 million in cash acquired. Non-cash acquisition date consideration to be paid in future periods related to these acquisitions includes $5.9 million in holdback payments and that are due within 12 to 18 months of the closing dates of the underlying acquisitions.

Our cash and cash equivalents held by our foreign subsidiaries was $34.8 million as of December 31, 2022. If these funds held by our foreign subsidiaries are needed for our domestic operations, we would be required to accrue and pay U.S. taxes to repatriate these funds to the U.S. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our domestic operations. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries.

As of December 31, 2022 and 2021, we had a working capital surplus of $170.1 million and $106.5 million, respectively.

Series A Preferred Stock

The Series A Preferred Stock as discussed in "*Note 12. Series A Preferred Stock*" provided us an additional $115.0 million in liquidity during the year ended December 31, 2022, which we intend to use for (a) for general corporate purposes and (b) for transaction-related fees and expenses. As of December 31, 2022, the Series A Preferred Stock Issuance Costs totaled $4.6 million.

The holders of Series A Convertible Preferred Stock are entitled to dividends (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the closing, and (ii) at the rate of 7.0% per annum on and after the seven year anniversary of the closing, and are also entitled to fully participate in any dividends or other distributions declared or paid on our common stock on an as-converted basis. Dividends will be payable quarterly in arrears, and may be paid, at our option, in cash or by paying dividends in kind. Our ability to pay cash dividends is subject to the restrictions under the Credit Facility (as defined below). The Series A Preferred Stock had accrued unpaid dividends of $1.8 million as of December 31, 2022.

The Series A Preferred Stock ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up ("Liquidation"), on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation, junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation and junior in right of payment to our existing and future indebtedness, including the Credit Facility.

Credit Facility

Our facility is comprised of $540.0 million in original principal term loans and a $60.0 million revolving credit facility.

On August 6, 2019, we entered into a credit agreement (the "Credit Facility") which provides for (i) a fully-drawn $350 million, 7 year, senior secured term loan B facility (the "Term Loan") and (ii) a $60 million, 5 year, revolving credit facility (the "Revolver") that was fully available as of December 31, 2022. The Credit Facility replaced our previous credit facility. All outstanding balances under our previous credit facility were paid off using proceeds from our Credit Facility.

On November 26, 2019, the Company entered into a First Incremental Assumption Agreement (the "Incremental Assumption Agreement") which provides for a term loan facility to be established under the Credit Facility in an aggregate principal amount of $190 million (the "2019 Incremental Term Loan") which is in addition to the existing $350 million Term Loan outstanding under the Credit Facility and the $60 million Revolver under the Credit Facility.

The Credit Facility has no financial covenants as long as less than 35% of the Revolver is drawn as of the last day of any fiscal quarter. The Credit Facility is secured by a security interest in substantially all of our assets and requires us to maintain certain financial covenants. The Credit Facility contains certain non-financial restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens, effect changes in management and enter into new businesses. As of December 31, 2022, we were in compliance with all covenants under the Credit Facility. See "*Note 7. Debt*" in the notes to the consolidated financial statements for more information regarding our Credit Facility and outstanding debt as of December 31, 2022.

On February 21, 2023, the Company entered into an amendment to its Credit Facility. The amendment amended the interest rate benchmark from LIBOR to SOFR. Other than the foregoing, the material terms of the Credit Agreement remains unchanged.

2022 S-3

On October 21, 2022 we filed a resale registration statement on Form S-3 (File No. 333-267973) (the "2022 S-3"), on behalf of the Purchaser and pursuant to the Registration Rights Agreement, which became effective on November 1, 2022 and covers (i) the issued Series A Preferred Stock and (ii) the number of shares of the Company's common stock issuable upon conversion of such Series A Preferred Stock, which amount includes and assumes that dividends on the Series A Preferred Stock are paid by increasing the Liquidation Preference of the Series A Preferred Stock for a period of sixteen dividend payment periods from the initial issuance date. See "*Note 12. Series A Preferred Stock*" for further details.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Consolidated Statements of Cash Flow Data:		
Net cash provided by operating activities	$ 29,979	$ 41,738
Net cash used in investing activities	(63,222)	(93,532)
Net cash provided by (used in) financing activities	94,151	(8,180)
Effect of exchange rate fluctuations on cash	(1,413)	(897)
Change in cash and cash equivalents	59,495	(60,871)
Cash and cash equivalents, beginning of period	189,158	250,029
Cash and cash equivalents, end of period	$ 248,653	$ 189,158

Cash Flows from Operating Activities

Cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Included in net cash provided by operations are one-time acquisition related expenses incurred for up to four quarters after each acquisition to transact and transform the acquired business into the Company's UplandOne platform. Additionally, operating cash flows includes the impact of earnout payments in excess of original purchase accounting estimates. Our working capital consists primarily of cash, receivables from customers, prepaid assets, unbilled professional services, deferred commissions, accounts payable, accrued compensation and other accrued expenses, acquisition related earnout and holdback liabilities, lease liabilities and deferred revenues. The volume of professional services rendered, the volume and timing of customer bookings and contract renewals, and the related timing of collections and renewals on those bookings, as well as the timing of spending commitments and payments of our accounts payable, accrued expenses, accrued payroll and related benefits, all affect these account balances.

Cash provided by operating activities was $30.0 million for 2022 compared to $41.7 million for 2021, a decrease of $11.8 million. This decrease in operating cash flow is generally attributable to the working capital uses of cash outweighing the working capital sources of cash outlined below. Working capital uses of cash for the year ended December 31, 2022 included a $14.0 million decrease in accrued expenses, a decrease of $7.2 million in accounts payable related to timing of payments, a $2.7 million increase in prepaids and other related primarily to an increase in deferred sales commission and a decrease of $5.0 million in deferred revenue. Working capital sources of cash for 2022 included a decrease of $9.7 million decrease in accounts receivable related to the timing of collections.

A substantial source of cash is invoicing for subscriptions and support fees in advance, which is recorded as deferred revenue, and is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of booked fees for our software subscriptions and support and for professional services, which is amortized into revenue in accordance with our revenue recognition policy. We assess our liquidity, in part, through an analysis of new subscriptions invoiced, expected cash receipts on new and existing subscriptions, and our ongoing operating expense requirements.

Cash Flows from Investing Activities

Our primary investing activities have consisted of acquisitions of complementary technologies, products and businesses. As our business grows, we expect our primary investing activities to continue to further expand our family of software applications and infrastructure and support additional personnel.

For 2022, cash used in investing activities consisted of $62.4 million associated with the Company's 2022 acquisitions, and the purchases of property and equipment of $0.9 million. Cash used in investing activities decreased $30.3 million in 2022 compared to 2021 primarily as a result of closing two acquisitions during the period compared to three acquisition in the comparable prior year period.

Cash Flows from Financing Activities

Our primary financing activities have consisted of capital raised to fund our acquisitions, proceeds from debt obligations incurred to finance our acquisitions, repayments of our debt obligations, and share based tax payment activity.

Cash provided by financing activities increased $102.3 million in 2022 compared to 2021. The increase in cash provided by financing activities relates primarily to a $110.4 million in cash proceeds related to our Series A Preferred Stock, net of issuance costs, partially offset by a $7.4 million increase in additional consideration paid to sellers (i.e. holdbacks) and a $0.6 million increase in net share employee payroll tax settlement payments compared to the same period in 2021.

Contractual Payment Obligations

The following table summarizes our future contractual obligations as of December 31, 2022 (in thousands):

	Next 12 Months	Beyond 12 Months	Total
Debt Obligations [1]	$ 5,400	$ 517,050	$ 522,450
Interest on Debt Obligations [2]	28,335	72,644	100,979
Operating Lease Obligations [3]	3,711	5,872	9,583
Purchase Commitments [4]	23,158	18,262	41,420
Total	$ 60,604	$ 613,828	$ 674,432

(1) Consists of contractual principal payments on our Credit Facility. See "—*Liquidity and Capital Resources*" above for further discussion regarding our Credit Facility.

(2) Future interest on debt obligations is calculated using the interest rate effective as of December 31, 2022. We have entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our debt. These interest rate swaps effectively converted the entire balance of the Company's $540 million original principal term loans from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the 7 year term of the debt. In conjunction with our $350 million, 7-year, Credit Facility and our $190 million 2019 Incremental Term Loan, we entered into interest rate hedge instruments for the full 7 year term, effectively fixing our interest rate at 5.4%. However, the interest rate associated with our $60 million, 5 year, undrawn Revolver remains floating. See "*Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk*" for further discussion.

(3)   We lease office space under operating leases that expire between 2023 and 2028. Operating lease obligations above do not include the impact of future rental income related to agreements we have entered into to sublet excess office space as a result of our transformation activities.

(4)   We define a purchase commitment as an agreement that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included. In addition, purchase orders are not included as they represent authorizations to purchase rather than binding agreements.

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Critical Accounting Policies and the Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

While our significant accounting policies are more fully described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services over the term of the agreement. We recognize revenues based on the five-step model in accordance with ASC 606, *Revenue from Contracts with Customers*. We derive our revenues primarily from subscription and support revenues. Other revenue-generating activities include perpetual licenses and professional services revenues.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. In addition, significant judgments are made when determining the standalone selling price ("SSP") in situations where we have a contract that have multiple performance obligations. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within our contracts.

For revenue generated from arrangements that involve vendor reseller agreements and messaging-related subscription agreements, there is significant judgment in evaluating whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In this assessment, we consider if we obtain control of the specified goods or services before they are transferred to the customer. In reaching conclusions on gross versus net revenue recognition, we place the most weight on the analysis of whether or not we are the primary obligor in the arrangement. Generally, we report revenue from vendor reseller agreements on a gross basis, meaning the amounts billed to customers are recorded as revenue, and expenses incurred are recorded as cost of revenue.

See "*Note 14. Revenue Recognition*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a detailed description of our revenue recognition policy.

Deferred Commissions

Sales commissions for new customer contracts are capitalized upon contract signing and amortized over the expected life of the customer relationships, which has been determined to be approximately 6 years, consistent with the prior year. Sales commissions paid on renewal contracts are deferred and amortized over the average renewal term, which was determined to be approximately 18 months, consistent with the prior year. Determining the period of expected life of customer relationships and average renewal term requires judgment for which we take into consideration our customer contracts, our technology life cycle and other factors.

See "*Note 14. Revenue Recognition—Deferred Commissions*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a detailed description of our deferred commissions.

Income Taxes

We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. The Tax Act has provisions that require additional guidance on specific interpretations of the tax law changes. Our provision for income taxes could be adversely affected by our earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies and changes to our existing businesses, acquisitions and investments, changes in our deferred tax assets and liabilities including changes in our assessment of valuation allowances, changes in the relevant tax laws or interpretations of these tax laws, and developments in current and future tax examinations.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. We make significant estimates in determining the value of our deferred tax assets. These estimates include, but are not limited to, the expected reversal periods of deferred tax assets and liabilities, the availability of net operating losses and other carryovers and consideration of the future ability to generate taxable income. These estimates are inherently uncertain and unpredictable, and if different estimates were used, it would impact the value of our deferred tax assets and the income tax benefit recognized in fiscal 2022 and in future periods when the deferred taxes are realized.

A valuation allowance is established against our deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. As of December 31, 2022 we recorded a valuation allowance of $20.5 million against our deferred tax assets. If, in the future, we evaluate that our deferred tax assets are not more likely than not to be realized, an increase in the related valuation allowance could result in a material income tax expense in the period such determination is made.

The Company has adopted an indefinite reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no deferred tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for the uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. The Company's policy is to account for interest and penalties as a component of income tax expense.

Business Combinations

The allocation of the purchase price in a business combination requires management to make significant estimates in determining the fair value of acquired assets and assumed liabilities, especially with respect to intangible assets. The excess of the purchase price over these estimated fair values is recorded to goodwill. Estimated fair values of acquired assets and assumed liabilities that are separately identifiable from goodwill are generally based on available historical information, future expectations, available market data, and assumptions determined to be reasonable, but inherently uncertain, with respect to future events, including economic conditions, competition, technological obsolescence, the useful life of the acquired assets, and other factors.

Significant estimates and assumptions, including fair value estimates, are used to determine the fair value of assets acquired, liabilities assumed, and contingent consideration transferred as well as the useful lives of long-lived assets acquired.

The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods, including, but not limited to, the multi-period excess earnings method income approach method and the relief-from-royalty method. The purchase price transferred in our acquisitions often contain purchase price holdback and contingent consideration provisions, such as earnout payments. The Company utilizes a third-party valuation specialist to estimate the acquisition date fair value of potential earnout payments. Subsequent remeasurements of potential earnout payments require significant judgements and estimates including, but not limited to, (and if applicable in the circumstances) customer renewals, new customers, ARR growth, forecasted bookings, forecasted churn and other factors.

See "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies—Business Combinations*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a detailed description of business combinations.

Stock-Based Compensation

We measure all share-based payments, including grants of options to purchase common stock and the issuance of restricted stock or restricted stock units to employees, service providers and board members, using the fair-value at grant date. We record forfeitures as they occur. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized on our consolidated statement of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period. We value restricted stock and restricted stock units at the closing price of our common stock on the grant date. We value stock option awards using the Black-Scholes option-pricing model. For the years ended December 31, 2022, 2021, and 2020 stock-based compensation awards consisted primarily of restricted stock and restricted stock units.

From time to time, we grant restricted stock units that also include performance or market-based conditions ("PRSUs"). For PRSUs granted with a market condition, we use a Monte Carlo simulation analysis to value the award. Compensation expense for awards with marked-based conditions is recognized over the required service period of the grant based on the grant date fair value of the award and is not subject to fluctuation due to achievement of the underlying market-based condition.

Goodwill and Other Intangibles

Goodwill

We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company. The Company adopted ASU 2017-04, *Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment* during the first quarter of 2018.

As we operate as one reporting unit, the Goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its Carrying Value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its Carrying Value. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its Carrying Value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its Carrying Value. See "*Note 5. Goodwill and Other Intangible Assets*" for more information regarding our fourth quarter 2022 Goodwill impairment.

Identifiable intangible assets

Identifiable intangible assets consist of customer relationships, marketing-related intangible assets and developed technology. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents our best estimate of the distribution of the economic value of the identifiable intangible assets. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, refer to "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements included in "*Part II— Item 8. Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. The statement of operations impact is mitigated by having an offsetting liability in deferred revenue to partially or completely offset against the outstanding receivable if an account should become uncollectible. Our cash balances are kept in customary operating accounts, a portion of which are insured by the Federal Deposit Insurance Corporation, and uninsured money market accounts. The majority of our cash balances are with top tier banks held in investment grade money market accounts and short term US treasury bills. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We also have not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates primarily relates to our cash equivalents and any variable rate indebtedness. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished currently by making diversified investments, consisting only of money market mutual funds and certificates of deposit.

In conjunction with entering into our $350 million, 7 year, term Credit Facility, and subsequent entry into an additional $190 million 2019 Incremental Term Loan under the Credit Facility, we entered into interest rate hedge instruments for the full 7 year term, effectively fixing our interest rate at 5.4%. However, the interest rate associated with our $60 million, 5 year, term Revolver remains floating. As of December 31, 2022, we had an outstanding debt balance of $522.5 million under our Credit Facility. As there was no debt outstanding under our Revolver as of December 31, 2022, a hypothetical change of 100 basis points would result in no change to interest expense.

Foreign Currency Exchange Risk

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have resulted in a change in revenue of $7.5 million for the year ended December 31, 2022. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency exchange rates.

The non-financial assets and liabilities of our foreign subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in accumulated other comprehensive loss. In addition, we have intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of these loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a component of accumulated other comprehensive loss.

Item 8.   Financial Statements and Supplementary Data

UPLAND SOFTWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upland Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upland Software, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for new products and services

Description of the Matter The Company frequently acquires companies that have their own portfolio of products and services that will be included in the Upland suite of offerings. For each of these new products and services, the Company must understand the terms and conditions contained in the contracts with customers and evaluate and apply the five-step model under ASC 606 to ensure proper revenue recognition. Management performs detailed contract review procedures to ensure that any non-standard terms and conditions included in the contracts are properly considered in relation to the accounting literature.

Auditing the Company's revenue recognition analysis related to new products and services, primarily from acquisitions, was challenging due to the effort required in identifying and evaluating non-standard terms and conditions in contracts under Upland's revenue recognition policy, in accordance with ASC 606. For example, there may be non-standard terms and conditions that required judgment to determine distinct performance obligations, transaction price, or the pattern of revenue recognition.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the process to evaluate the application of the Company's revenue recognition policy to newly added products and services. This included the controls related to the determination of distinct performance obligations, transaction price, and pattern of revenue recognition.

Among other procedures, we obtained and evaluated management's assessment of the respective revenue recognition for new products and services. We also reviewed management's evidence for compiling the complete portfolio of contracts and selected a sample of executed contracts to review the terms and conditions. For each of the contracts we reviewed, we identified the promised goods and services in the contract and assessed the distinct performance obligations. We also evaluated the impact of non-standard terms and conditions on the determination of the transaction price and pattern of revenue recognition.

Measurement of Income Tax Provision

Description of the Matter	As more fully described in Notes 2 and 6 to the consolidated financial statements, the Company operates in domestic and international markets and is subject to tax law in the U.S., U.K., and other foreign tax jurisdictions. The income tax provision is an estimate based on management's understanding of current enacted tax laws and tax rates of each tax jurisdiction. The Company's accounting for income taxes involves the application of complex and changing tax laws, regulations, and case law in multiple jurisdictions as it relates to non-routine transactions such as acquisitions. The Company utilizes judgment in the interpretation of tax laws, regulations, and case law as they apply to its tax positions. For the year ended December 31, 2022, income tax benefit was $1.7 million.

Auditing management's calculation of the provision for income taxes was complex because the provision for income taxes involved auditor judgment, due to the interpretation of tax laws, regulations, and case law across multiple jurisdictions, the application of those laws, regulations, and case law as it relates to non-routine transactions such as acquisitions, and evaluation of the application of such tax laws, regulations, and case law to the Company's tax positions. These matters are subject to legal and factual interpretation. Our audit procedures required significant audit effort, including the use of our tax professionals to assist in evaluating the audit evidence obtained from our procedures.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls relating to the provision for income taxes, inclusive of management's review of the provision for income taxes and interpretation of tax laws, regulations, and case law. For example, we tested the Company's controls over management's review of the underlying data used in the provision for income tax calculations and controls over management's review of the analysis provided by advisors utilized in the application of tax law to the Company's tax positions.

Among other audit procedures performed, we assessed the Company's evaluation of tax laws, regulations, and case law, and tested the provision for income tax calculations including the completeness and accuracy of underlying data used in the calculations. We involved our tax matter professionals to evaluate the Company's interpretation and application of tax laws, regulations, and case law to the Company's tax positions. This included evaluating advice obtained by the Company. We have also evaluated the Company's income tax disclosures included in Notes 2 and 6 of the consolidated financial statements in relation to these matters.

Evaluation of goodwill for impairment

Description of the Matter	At December 31, 2022, the Company's goodwill balance was $477 million. As discussed in Note 1 to the consolidated financial statements, goodwill is tested at least annually for impairment and more frequently when indicators of impairment are identified. Estimating fair values in connection with this impairment evaluation involves the utilization of the discounted cash flow and guideline public company approaches. As described in Note 5 to the consolidated financial statements, the Company recorded a goodwill impairment charge of $12.5 million during the year ended December 31, 2022.

Auditing management's goodwill impairment assessment was complex and required auditor judgment because the estimation of fair values involves subjective management assumptions, including estimation of future cash flows, the long-term rate of growth for the Company's business and weighted average cost of capital. Assumptions used in these valuation models are forward-looking, and changes in these assumptions can have a material effect on the determination of fair value.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Company's impairment assessment process, including controls over management's review of the valuation models and its determination of the significant assumptions described above.

To test the Company's impairment evaluation, our audit procedures included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its evaluation. For example, we compared the significant assumptions to current industry, market, and economic trends, to historical results of the Company and to other guideline companies within the same industry. We also performed independent sensitivity analyses to evaluate the changes in the fair value of the reporting unit that would result from changes in the significant assumptions. We involved our valuation specialists to assist in evaluating the methodologies and auditing the significant assumptions used to calculate the estimated fair values.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.
Austin, Texas
February 28, 2023

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	December 31,	
	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 248,653	$ 189,158
Accounts receivable, net of allowance for credit losses	47,594	50,499
Deferred commissions, current	10,961	9,824
Unbilled receivables	5,313	4,801
Prepaid expenses and other current assets	8,774	8,709
Total current assets	321,295	262,991
Tax credits receivable	2,411	3,345
Property and equipment, net	1,830	2,667
Operating lease right-of-use asset	5,719	6,454
Intangible assets, net	248,851	279,920
Goodwill	477,043	457,472
Deferred commissions, noncurrent	13,794	14,808
Interest rate swap assets	41,168	—
Other assets	1,348	1,350
Total assets	$ 1,113,459	$ 1,029,007

(in thousands, except share and per share amounts)		December 31,		
		2022		**2021**
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	14,939	$	20,362
Accrued compensation		7,393		9,829
Accrued expenses and other current liabilities		10,644		9,086
Deferred revenue		106,465		102,847
Liabilities due to sellers of businesses		5,429		7,607
Operating lease liabilities, current		3,205		3,546
Current maturities of notes payable (includes unamortized discount of $2,264 and $2,233 at December 31, 2022 and December 31, 2021, respectively)		3,136		3,167
Total current liabilities		151,211		156,444
Notes payable, less current maturities (includes unamortized discount of $5,203 and $7,287 at December 31, 2022 and December 31, 2021, respectively)		511,847		515,163
Deferred revenue, noncurrent		4,707		2,058
Operating lease liabilities, noncurrent		4,947		6,773
Noncurrent deferred tax liability, net		18,416		22,793
Interest rate swap liabilities		—		8,409
Other long-term liabilities		1,170		1,079
Total liabilities		692,298		712,719
Series A Convertible Preferred stock, 0.0001 par value; 5,000,000 shares authorized: 115,000 shares issued and outstanding as of December 31, 2022; no shares issued and outstanding as of December 31, 2021, respectively.		112,291		—
Stockholders' equity:				
Common stock, $0.0001 par value; 50,000,000 shares authorized: 32,221,855 and 31,096,548 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)		3		3
Additional paid-in capital		606,755		568,384
Accumulated other comprehensive income (loss)		11,110		(11,514)
Accumulated deficit		(308,998)		(240,585)
Total stockholders' equity		308,870		316,288
Total liabilities, convertible preferred stock and stockholders' equity	$	1,113,459	$	1,029,007

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue:						
Subscription and support	$	297,887	$	287,621	$	277,504
Perpetual license		6,948		2,150		1,884
Total product revenue		304,835		289,771		279,388
Professional services		12,468		12,245		12,390
Total revenue		317,303		302,016		291,778
Cost of revenue:						
Subscription and support		93,948		92,168		89,880
Professional services		9,793		7,285		8,566
Total cost of revenue		103,741		99,453		98,446
Gross profit		213,562		202,563		193,332
Operating expenses:						
Sales and marketing		59,416		55,097		46,077
Research and development		46,187		42,693		39,002
General and administrative		70,462		76,901		68,072
Depreciation and amortization		43,669		41,315		36,919
Acquisition-related expenses		21,556		21,234		27,075
Impairment of goodwill		12,500		—		—
Total operating expenses		253,790		237,240		217,145
Loss from operations		(40,228)		(34,677)		(23,813)
Other expense:						
Interest expense, net		(29,145)		(31,626)		(31,529)
Other expense, net		(781)		(253)		(111)
Total other expense		(29,926)		(31,879)		(31,640)
Loss before benefit from income taxes		(70,154)		(66,556)		(55,453)
Benefit from income taxes		1,741		8,344		4,234
Net loss	$	(68,413)	$	(58,212)	$	(51,219)
Preferred stock dividends		(1,846)		—		—
Net loss attributable to common shareholders	$	(70,259)	$	(58,212)	$	(51,219)
Net loss per common share:						
Net loss per common share, basic and diluted	$	(2.23)	$	(1.92)	$	(1.92)
Weighted-average common shares outstanding, basic and diluted		31,528,881		30,295,769		26,632,116

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)		Year Ended December 31,				
		2022		**2021**		**2020**
Net loss	$	(68,413)	$	(58,212)	$	(51,219)
Other comprehensive income (loss):						
Foreign currency gain (loss) translation adjustment		(16,975)		(6,301)		5,173
Unrealized translation gain (loss) on intercompany loans with foreign subsidiaries		(9,978)		(602)		2,271
Unrealized gain (loss) on interest rate swaps		49,577		21,623		(32,455)
Other comprehensive income (loss):	$	22,624	$	14,720	$	(25,011)
Comprehensive loss	$	(45,789)	$	(43,492)	$	(76,230)

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Equity

(*in thousands, except share amount*)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	—	—	25,250,120	$ 3	$ 345,127	$ (1,223)	$ (131,046)	$ 212,861
Issuance of stock under Company plans, net of shares withheld for tax	—	—	711,994	—	(1,673)	—	—	(1,673)
Issuance of stock, net of issuance costs	—	—	4,025,000	—	130,073	—	—	130,073
Stock-based compensation	—	—	—	—	41,692	—	—	41,692
Cumulative adjustment related to adoption of accounting standard	—	—	—	—	—	—	(108)	(108)
Foreign currency translation adjustment	—	—	—	—	—	5,173	—	5,173
Unrealized translation gain on foreign currency denominated intercompany loans	—	—	—	—	—	2,271	—	2,271
Unrealized loss on interest rate swaps	—	—	—	—	—	(32,455)	—	(32,455)
Net loss	—	—	—	—	—	—	(51,219)	(51,219)
Balance at December 31, 2020	—	$ —	29,987,114	$ 3	$ 515,219	$ (26,234)	$ (182,373)	$ 306,615
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,109,434	—	(708)	—	—	(708)
Stock-based compensation	—	—	—	—	53,873	—	—	53,873
Foreign currency translation adjustment	—	—	—	—	—	(6,301)	—	(6,301)
Unrealized translation loss on intercompany loans with foreign subsidiaries	—	—	—	—	—	(602)	—	(602)
Unrealized gain on interest rate swaps	—	—	—	—	—	21,623	—	21,623
Net loss	—	—	—	—	—	—	(58,212)	(58,212)
Balance at December 31, 2021	—	$ —	31,096,548	$ 3	$ 568,384	$ (11,514)	$ (240,585)	$ 316,288
Issuance of Convertible Preferred Stock	115,000	110,445	—	—	—	—	—	—
Dividends accrued - Convertible Preferred Stock	—	1,846	—	—	(1,846)	—	—	(1,846)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,125,307	—	(1,385)	—	—	(1,385)
Stock-based compensation	—	—	—	—	41,602	—	—	41,602
Foreign currency translation adjustment	—	—	—	—	—	(16,975)	—	(16,975)
Unrealized translation loss on intercompany loans with foreign subsidiaries	—	—	—	—	—	(9,978)	—	(9,978)
Unrealized gain on interest rate swaps	—	—	—	—	—	49,577	—	49,577
Net loss	—	—	—	—	—	—	(68,413)	(68,413)
Balance at December 31, 2022	115,000	$ 112,291	32,221,855	$ 3	$ 606,755	$ 11,110	$ (308,998)	$ 308,870

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Cash Flows

(in thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Operating activities						
Net loss	$	(68,413)	$	(58,212)	$	(51,219)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization		56,146		52,928		47,164
Change in fair value of liabilities due to sellers of businesses		(75)		(4,510)		(340)
Deferred income taxes		(7,075)		(11,179)		(7,533)
Amortization of deferred costs		12,198		8,948		4,684
Foreign currency re-measurement loss		(12)		25		272
Non-cash interest and other expense		2,256		2,249		2,233
Non-cash stock compensation expense		41,602		53,873		41,692
Non-cash loss on impairment of goodwill		12,500		—		—
Non-cash loss on retirement of fixed assets		79		—		635
Changes in operating assets and liabilities, net of purchase business combinations:						
Accounts receivable		9,691		(1,665)		10,355
Prepaid expenses and other current assets		(2,741)		(7,499)		(8,582)
Accounts payable		(7,175)		10,865		(3,081)
Accrued expenses and other liabilities		(14,013)		(9,660)		(7,485)
Deferred revenue		(4,989)		5,575		6,825
Net cash provided by operating activities		29,979		41,738		35,620
Investing activities						
Purchase of property and equipment		(866)		(1,115)		(1,114)
Purchase of customer relationships		—		—		(201)
Purchase business combinations, net of cash acquired		(62,356)		(92,417)		(67,655)
Net cash used in investing activities		(63,222)		(93,532)		(68,970)
Financing activities						
Payments on finance leases		—		(12)		(88)
Proceeds from notes payable, net of issuance costs		(203)		(122)		(303)
Payments on notes payable		(5,400)		(5,400)		(5,400)
Issuance of Series A Convertible Preferred stock, net of issuance costs		110,445		—		—
Taxes paid related to net share settlement of equity awards		(1,576)		(982)		(2,139)
Issuance of common stock, net of issuance costs		191		274		130,539
Additional consideration paid to sellers of businesses		(9,306)		(1,938)		(14,710)
Net cash provided by (used in) financing activities		94,151		(8,180)		107,899
Effect of exchange rate fluctuations on cash		(1,413)		(897)		456
Change in cash and cash equivalents		59,495		(60,871)		75,005
Cash and cash equivalents, beginning of period		189,158		250,029		175,024
Cash and cash equivalents, end of period	$	248,653	$	189,158	$	250,029
Supplemental disclosures of cash flow information:						
Cash paid for interest, net of interest rate swaps	$	29,120	$	29,427	$	29,919
Cash paid for taxes	$	3,876	$	2,846	$	3,185
Non-cash investing and financing activities:						
Business combination consideration including holdbacks and earnouts	$	8,126	$	11,670	$	(4,893)

See accompanying notes.

Upland Software, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Upland Software, Inc. ("Upland," "we," "us," "our," or the "Company"), a Delaware corporation, is a provider of cloud-based software that enables organizations to plan, manage and execute projects and work. Upland's cloud offerings address a broad range of software needs, from strategic planning to task execution in the following functional areas: Sales, Marketing, Contact Center, Knowledge Management, Project Management, Information Technology, Business Operations, and Human Resources and Legal.

To support continued growth, Upland intends to pursue acquisitions within its cloud offerings of complementary technologies and businesses. Upland expects that this will expand its product offerings, customer base and market access, resulting in increased benefits of scale. Consistent with Upland's growth strategy, Upland has made a total of 31 acquisitions in the 11 years ending December 31, 2022.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes in the Company's accounting policies since December 31, 2021.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include those related to revenue recognition, deferred commissions, allowance for credit losses, stock-based compensation, contingent consideration, acquired intangible assets, the useful lives of intangible assets and property and equipment, and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ from those estimates.

Upland is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of February 28, 2023, the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and liquid investments with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Accounts Receivable and Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments*. The adoption of ASU 2016-13 resulted in recording a cumulative-effect adjustment to decrease the beginning balance (at January 1, 2020) of Accumulated deficit in the amount of $0.1 million, which represented the accelerated recognition of credit losses related to our trade receivables under the expected credit loss model of calculating our current expected credit losses compared to the previous incurred loss model.

The Company extends credit to the majority of its customers. Issuance of credit is based on ongoing credit evaluations by the Company of customers' financial condition and generally requires no collateral. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Invoices generally require payment due upon receipt of invoice. The Company

generally does not charge interest on past due payments, although the Company's contracts with its customers usually allow it to do so.

To manage accounts receivable credit risk, the Company performs periodic credit evaluations of its customers and maintains current expected credit losses which considers such factors as historical loss information, geographic location of customers, current market conditions, and reasonable and supportable forecasts.

The following table presents the changes in the allowance for credit losses (in thousands):

	Year Ended December 31,					
		2022		2021		2020
Balance at beginning of year	$	1,107	$	1,465	$	1,238
Cumulative adjustment related to adoption of ASU 2016-13		—		—		108
Provision for credit losses		556		694		1,115
Writeoffs, net of recoveries and other		(505)		(1,052)		(996)
Balance at end of year	$	1,158	$	1,107	$	1,465

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are placed with high-quality financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and the Company does not believe it is exposed to any significant credit risk related to cash and cash equivalents. The Company provides credit, in the normal course of business, to a number of its customers. The Company performs periodic credit evaluations of its customers and generally does not require collateral. No individual customer represented more than 10% of total revenues or more than 10% of accounts receivable in the years ended December 31, 2022, 2021 or 2020.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over each asset's useful life. Leasehold improvements are amortized over the shorter of the lease term or of the estimated useful lives of the related assets. Upon retirement or disposal, the cost of each asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs, maintenance, and minor replacements are expensed as incurred. The estimated useful lives of property and equipment are as follows:

Computer hardware and equipment	3 - 5 years
Purchased software and licenses	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or lease term

Business Combinations

We apply the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, in accounting for our acquisitions which requires the acquisition purchase price to be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over these estimated fair values is recorded to goodwill.

Significant estimates and assumptions, including fair value estimates, are used to determine the fair value of assets acquired, liabilities assumed, and contingent consideration transferred as well as the useful lives of long-lived assets acquired. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to our initial estimates and assumptions. Upon conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to Acquisition-related expenses on our consolidated statement of operations.

Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset. Developed technology and trade names are valued using the relief-from-royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset.

The purchase price transferred in our acquisitions often contain holdback and contingent consideration provisions. Holdbacks are subject to reduction for indemnification claims and are typically payable within 12 to 18 months of the acquisition date and are recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. Contingent consideration typically includes earnout payments payable within 6 to 18 months of the date of acquisition based on attainment of certain performance goals. Contingent consideration liabilities are recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted, if necessary. Holdback and contingent consideration liabilities are recorded in Liabilities due to sellers of businesses on our consolidated balance sheet based on their estimated fair values. The estimated fair value of contingent consideration related to potential earnout payments is calculated utilizing a binary option model, and this amount is recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. The fair value of contingent consideration is estimated on a quarterly basis through a collaborative effort by our sales and finance departments. Changes in the fair value of contingent consideration subsequent to the purchase price finalization are recorded as Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability. In the event a holdback is reduced subsequent to the finalization of purchase accounting, the reduction is recorded as a gain in Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability.

Goodwill and Other Intangibles

We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company. The Company adopted ASU 2017-04, *Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment* during the first quarter of 2018.

As we operate as one reporting unit, the Goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its Carrying Value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its Carrying Value. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its Carrying Value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its Carrying Value. See "*Note 5. Goodwill and Other Intangible Assets" f*or more information regarding our fourth quarter 2022 Goodwill impairment.

Identifiable intangible assets consist of customer relationships, marketing-related intangible assets and developed technology. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents the Company's best estimate of the distribution of the economic value of the identifiable intangible assets.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to the future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine whether impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of the carrying value or net realizable value. No indicators of impairment were identified during the years ended December 31, 2022, 2021 or 2020.

Software Development Costs

Software development costs are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have been capitalized to date. There were no software development costs required to be capitalized under ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Software development costs associated with internal use software are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Eligible internal and external costs associated with significant upgrades and enhancements incurred during the application development stage are capitalized as property and equipment. During the years ended December 31, 2022, 2021 or 2020, there were no internal use software development costs capitalized under ASC 350-40, *Internal-Use Software*.

ASC 350-40 also requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. In accordance with ASC 350-40, (i) capitalized implementation costs are classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs are presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs are presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity).

As of December 31, 2022 and 2021, the net carrying value of capitalized implementation costs related to hosting arrangements that were incurred during the application development stage were $0.1 million and $0.3 million, respectively. These costs related primarily to the implementation of a new ERP system. These capitalized implementation costs will be amortized over the expected term of the arrangement and are amortized in the same line item on our consolidated statements of operations as the expense for fees for the associated hosting arrangement.

Debt Issuance Costs

The Company capitalizes underwriting, legal, and other direct costs incurred related to the issuance of debt, which are recorded as a direct deduction from the carrying amount of the related debt liability and amortized to interest expense, net over the term of the related debt using the effective interest rate method. Upon the extinguishment of the related debt, any unamortized capitalized debt issuance costs are recorded to Interest expense, net on our consolidated statement of operations. In 2022 and 2021, the Company had no write offs of debt issuance costs.

Derivatives

The Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our debt. These interest rate swaps effectively converted the entire balance of the Company's $540 million original principal term loans from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the 7 year term of the debt. ASC 815, *Derivatives and Hedging*, requires entities to recognize derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. The Company assessed the effectiveness of the hedging relationship under the hypothetical derivative method and noted that all of the critical terms of the hypothetical derivative and hedging instrument were the same. The hedging relationship continues to limit the Company's exposure to the variability in interest rates under the Company's term loans and related cash outflows. As such, the Company has deemed this hedging relationship as highly effective in offsetting cash flows attributable to hedged risk (variability in forecasted monthly interest payments) for the term of the term loans and interest rate swap agreements. All derivative financial instruments are recorded at fair value as a net asset or liability on our consolidated balance sheets. As of December 31, 2022, the fair value of interest rate swaps included in Interest rate swap assets on our consolidated balance sheets was $41.2 million. As of December 31, 2021, the fair value of interest rate swaps included in Interest rate swap liabilities was $8.4 million.

The change in the fair value of the hedging instruments is recorded in Unrealized gain (loss) on interest rate swaps on our consolidated statements of comprehensive income. Amounts deferred in Unrealized gain (loss) on interest rate swaps in our consolidated statements of comprehensive income will be reclassified to Interest expense, net on our consolidated statements of operations in the period in which the hedged item affects earnings.

Fair Value of Financial Instruments

The Company recognizes financial instruments in accordance with the authoritative guidance on fair value measurements and disclosures for financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

These tiers include Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

The Company adopted ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement*, in the first quarter of 2020. Under ASU 2018-13, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public business entities will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long–term debt. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, primarily due to short maturities. The carrying values of the Company's debt instruments approximated their fair value based on rates currently available to the Company.

Preferred Stock

In August 2022, the Company closed on the issuance and sale of its Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Company issued 115,000 shares of Series A Preferred Stock, par value $0.0001 per share, at a price of $1,000 per share, for an initial investment amount of $115.0 million. Pursuant to the Certification of Designation, cumulative preferred dividends accrue quarterly on the Series A Preferred Stock at a rate of (i) 4.5% per annum until but excluding the seven year anniversary of the closing, and (ii) 7% per annum on and after the seven year anniversary of the closing. See "*Note 12. Series A Preferred Stock—Series A Convertible Preferred Stock*" for further details.

The Series A Preferred Stock and cumulative preferred dividends, net of preferred issuance costs, is presented as Mezzanine Equity of $112.3 million as of December 31, 2022 in the Company's consolidated balance sheets. The Series A Preferred Stock is classified as Mezzanine Equity because it is redeemable at the option of its holders (upon a deemed liquidation event as defined in "*Note 12. Series A Preferred Stock—Series A Convertible Preferred Stock—Deemed Liquidation Event Redemption*") and has a condition for redemption that is not solely within the control of the issuer.

Revenue Recognition

Refer to "*Note 14 Revenue Recognition*" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and deferred commissions.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses (e.g. bonuses, employee benefits, and payroll taxes) for personnel directly involved in the delivery of services and products directly to customers. Cost of revenue also includes the amortization of acquired technology, and hosting and infrastructure costs related to the delivery of the Company's products and services.

Customer Relationship Acquisition Costs

Costs associated with the acquisition or origination of customer relationships are capitalized as customer relationship assets as incurred and amortized over the estimated life of the customer relationship. Refer to "*Note 14. Revenue Recognition*" for further discussion regarding deferred commissions.

Advertising Costs

Advertising costs are expensed in the period incurred. Advertising expenses were $0.8 million, $0.9 million and $0.1 million for the years ended December 31, 2022, 2021 or 2020, respectively. Advertising costs are recorded in Sales and marketing expenses on our consolidated statement of operations.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company has adopted a permanent reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. Interest and penalties are recorded as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception. This determination includes the review of contracts with third parties to identify the existence of potential embedded leases. Operating leases are included in operating lease right-of-use ("ROU") assets, current and noncurrent operating lease liabilities on the Company's consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other liabilities, and other noncurrent liabilities on the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset includes any initial direct costs incurred and is reduced for any tenant incentives. As the Company's leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Stock-Based Compensation

We measure all share-based payments, including grants of options to purchase common stock and the issuance of restricted stock or restricted stock units to employees, service providers and board members, using the fair-value at grant date. We record forfeitures as they occur. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized on our consolidated statement of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period. We value restricted stock and restricted stock units at the closing price of our common stock on the grant date. We value stock option awards using the Black-Scholes option-pricing model. For the years ended December 31, 2022, 2021 and 2020, stock-based compensation awards consisted primarily of restricted stock and restricted stock units.

From time to time, we grant restricted stock units that also include performance or market-based conditions ("PRSUs"). For PRSUs granted with a market condition, we use a Monte Carlo simulation analysis to value the award. Compensation expense for awards with marked-based conditions is recognized over the required service period of the grant based on the grant date fair value of the award and is not subject to fluctuation due to achievement of the underlying market-based condition.

Significant assumptions used in the Monte Carlo simulation model for the PRSUs granted during the year ended December 31, 2022 and 2021 are as follows.

	Year Ended December 31,	
	2022	**2021**
Expected volatility	49.5%	53.6%
Risk-free interest rate	0.7%	0.1%
Remaining performance period (in years)	1.46	1.35
Dividend yield	—	—

Comprehensive Loss

The Company utilizes the guidance in ASC 220, *Income Statement—Reporting Comprehensive Income*, for the reporting and display of comprehensive loss and its components in the consolidated financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments for subsidiaries with functional currencies other than the United States dollar ("USD"), unrealized translation gains (losses) on foreign currency denominated intercompany loans, and unrealized gains (losses) on interest rate swaps. Refer to "*Note 13. Stockholders' Equity*—Accumulated Other Comprehensive Income (Loss)" for further discussion of the components of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 or 2020.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries are generally the local currencies. Results of operations for foreign subsidiaries are translated into USD using the average exchange rates on a monthly basis during the year. The assets and liabilities of those subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive income (loss). Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for non-monetary accounts, with exchange differences on remeasurement included in other expense, net in the accompanying statements of operations. For the year ended December 31, 2022, net losses related to remeasurement of foreign currency transactions of $1.0 million were recorded in Other expense, net on our consolidated statements of operations. For the years ended December 31, 2021 and 2020, net gains of $48.6 thousand and $0.2 million, respectively, were recorded in Other expense, net on our consolidated statements of operations.

We have foreign currency denominated intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of the loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. During the year ended December 31, 2020, the balances of these intercompany loans were converted to USD. During the years ended December 31, 2022, 2021 and 2020, a translation loss of $10.0 million, loss of $0.6 million, and gain of $2.3 million, respectively, were recognized as a component of accumulated other comprehensive loss in the Company's statements of stockholders' equity, related to long-term intercompany loans.

Recent Accounting Pronouncements

Recently issued accounting pronouncements - Adopted

In August 2020, the Financial Standards Accounting Board ("FASB") issued accounting standards update ASU *2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* (the "ASU 2020-06). ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments and convertible preferred stock. This update also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The update also requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity's financial statements, and information about events, conditions, and circumstances that can affect how to assess the amount or timing of an entity's future cash flows related to those instruments. The guidance is effective for interim and annual periods beginning after December 15, 2021. The Company adopted this guidance in the first quarter of fiscal 2022 with an immaterial impact to the consolidated financial statements.

Recently issued accounting pronouncements - Not yet adopted

In March 2020, the FASB issued Accounting Standards Update ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* which provides optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We will adopt Topic 848 when our relevant contracts are modified upon transition to alternative reference rates. We do not expect our adoption of Topic 848 to have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. The new guidance will require companies to apply the definition of a performance obligation under ASC Topic 606 to recognize and measure contract assets and contract liabilities (i.e., deferred revenue) relating to contracts with customers that are acquired in a business combination. Under current GAAP, an acquirer in a business combination is generally required to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The new guidance will result in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC Topic 606. These amendments are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the impact of this standard on our consolidated financial statements.

3. Acquisitions

The Company performs quantitative and qualitative analyses to determine the significance of each acquisition to its consolidated financial statements. As such, the acquisitions below were deemed to be insignificant on an individual and cumulative basis.

2022 Acquisitions

Acquisitions completed during the year ended December 31, 2022 include the following:

- **BA Insight** - On February 22, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BA Insight Inc., ("BA Insight"), a cloud-based enterprise knowledge management solution. Revenues recorded since the acquisition date through December 31, 2022 were approximately $7.6 million.

- **Objectif Lune** - On January 07, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Objectif Lune Inc., a Quebec proprietary company ("Objectif Lune"), cloud-based document workflow product. Revenues recorded since the acquisition date through December 31, 2022 were approximately $20.9 million.

We determined that disclosing the amount of BA Insight and Objectif Lune related earnings included in the consolidated statements of operations is impracticable, as certain operations of BA Insight and Objectif Lune were integrated into the operations of the Company from the date of acquisition.

2021 Acquisitions

The acquisition completed during the year ended December 31, 2021 include the following:

- **Panviva** - On June 24, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Panviva Pty Ltd, an Australian proprietary company ("Panviva"), a cloud-based enterprise knowledge management solution.

- **BlueVenn** - On February 28, 2021 the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BlueVenn Group Limited, a company limited by shares organized and existing under the laws of England and Wales ("BlueVenn"), a cloud-based customer data platform.

- **Second Street** - On January 19, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Second Street Media, Inc., a Missouri corporation ("Second Street"), an audience engagement platform.

2020 Acquisitions

The acquisition completed during the year ended December 31, 2020 include the following:

- **Localytics** - On February 6, 2020, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Char Software, Inc (dba Localytics), a Delaware corporation ("Localytics"), a provider of mobile app personalization and analytics solution.

Consideration

The following table summarizes the consideration transferred for the acquisitions described above (in thousands):

	BA Insight	Objectif Lune	Panviva	BlueVenn	Second Street	Localytics
Cash	$ 33,355	$ 29,750	$ 19,931	$ 53,535	$ 25,436	$ 67,655
Holdback[1]	645	5,250	3,517	2,429	5,000	345
Contingent consideration[2]	—	—	—	2,535	1,650	1,000
Working capital and other adjustments [3]	1,587	644	379	(537)	(1,365)	(5,238)
Total consideration	$ 35,587	$ 35,644	$ 23,827	$ 57,962	$ 30,721	$ 63,762

(1) Represents cash holdbacks subject to indemnification claims that are payable 12 months from closing for Objectif Lune, Panviva, Second Street and Localytics, 15 months following closing for BA Insight and 18 months following the closing of BlueVenn.

(2) Represents the acquisition date fair value of anticipated earnout payments which are based on the estimated probability of attainment of the underlying future performance-based conditions at the time of acquisition. The maximum potential payout for the BlueVenn, Second Street and Localytics were $21.7 million, $3.0 million and $1.0 million, respectively. As of March 31, 2022, the earnout payments for BlueVenn and Second Street were finalized resulting in no payments made. The earnout for Localytics was paid in full during the year ended December 31, 2020 based on an ending fair value of $1.0 million. Refer to "*Note 4. Fair Value Measurements*" for further discussion regarding the calculation of fair value of acquisition related earnouts and subsequent payouts.

(3) Working capital and other adjustments includes a $5.2 million reduction in total consideration for Localytics related to a representation and warranty insurance settlement which is included in Prepaids and other on our consolidated balance sheets as of December 31, 2020 and a $1.4 million reduction in total consideration for Second Street related to an indemnification claim which was charged to Liabilities due to sellers of businesses (Holdback) on our consolidated balance sheets during 2021.

Fair Value of Assets Acquired and Liabilities Assumed

The Company recorded the purchase of the acquisitions described above using the acquisition method of accounting, and has recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The purchase accounting for the 2022 acquisition of Objectif Lune is preliminary as the Company has not finalized the overall impact of this acquisition. Management has recorded the purchase price allocations based upon acquired company information that is currently available. Management expects to complete the purchase accounting for Objectif Lune no later than the first quarter of 2023.

The following condensed table presents the finalized acquisition-date fair value of the assets acquired and liabilities assumed for the acquisitions closed in 2021 and 2022 (in thousands):

| | Final | Preliminary | Final | | |
| | BA Insight | Objectif Lune | Panviva | BlueVenn | Second Street |
Year Acquired	2022	2022	2021	2021	2021
Cash	$ 4	$ 745	$ 132	$ 1,115	$ —
Accounts receivable	2,466	5,677	2,122	1,289	1,105
Other current assets	4,080	7,183	4,985	2,002	89
Operating lease right-of-use asset	110	1,905	197	1,357	489
Property and equipment	3	248	26	611	156
Customer relationships	10,500	17,717	9,757	18,888	14,600
Trade name	150	362	76	238	200
Technology	2,000	5,512	2,194	4,337	3,400
Favorable leases	—	291	—	—	—
Goodwill	25,495	23,382	16,604	44,892	16,586
Other assets	25	744	33	24	13
Total assets acquired	44,833	63,766	36,126	74,753	36,638
Accounts payable	(236)	(2,001)	(1,257)	(2,772)	(230)
Accrued expense and other	(4,083)	(9,431)	(5,053)	(2,429)	(378)
Deferred tax liabilities	—	(5,938)	(2,395)	(3,640)	(4,320)
Deferred revenue	(4,817)	(8,847)	(3,397)	(6,593)	(500)
Operating lease liabilities	(110)	(1,905)	(197)	(1,357)	(489)
Total liabilities assumed	(9,246)	(28,122)	(12,299)	(16,791)	(5,917)
Total consideration	$ 35,587	$ 35,644	$ 23,827	$ 57,962	$ 30,721

The Company uses third party valuation consultants to determine the fair values of assets acquired and liabilities assumed. Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method. Developed technology and trade names are valued using the relief-from-royalty method.

The following table summarizes the weighted-average useful lives, by major finite-lived intangible asset class, for intangibles acquired during the years ended December 31, 2022 and 2021 (in years):

	Useful Life	
	December 31, 2022	**December 31, 2021**
Customer relationships	7.0	7.0
Trade name	2.0	2.0
Developed technology	6.2	5.0
Favorable Leases	6.3	0.0
Total weighted-average useful life	6.8	6.6

During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to management's estimates and assumptions. The change in the preliminary acquisition-date fair value of assets and liabilities for BlueVenn and Panviva during the year ended December 31, 2021 was related primarily to an increase in identified intangible assets. The change in the preliminary acquisition-date fair value of assets and liabilities during the year ended December 31, 2022 for Objectif Lune was related primarily to an increase in identified intangible assets. We expect to finalize our analysis of certain tax-related considerations during the first quarter of 2023.

The goodwill of $127.0 million for the above acquisitions is primarily attributable to the synergies expected to arise after the acquisition. Goodwill deductible for tax purposes related to the above acquisitions was $6.6 million.

Total transaction costs incurred with respect to acquisition activity in the years ended December 31, 2022, 2021 and 2020 were $4.6 million, $6.6 million and $4.3 million, respectively. These costs are included in Acquisition-related expenses on our consolidated statement of operations.

Other Acquisitions and Divestitures

From time to time we may purchase or sell customer relationships that meet certain criteria. We had no purchase or sale of customer relationships during the years ended December 31, 2022 and 2021.

4. Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. GAAP sets forth a three–tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three tiers are Level 1, defined as observable inputs, such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, which therefore requires an entity to develop its own assumptions.

As of December 31, 2022, the Company had no contingent accrued earnout business acquisition consideration liabilities for which fair values are measured as Level 3 instruments. As of December 31, 2021, the Company had contingent accrued earnout business acquisition consideration liabilities for which fair values are measured as Level 3 instruments. These contingent consideration liabilities were recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted, if necessary. The increases or decreases in the fair value of contingent consideration payable can result from changes in anticipated revenue levels or changes in assumed discount periods and rates. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3. Any gain (loss) related to subsequent changes in the fair value of contingent consideration is recorded in Acquisition-related expense or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability. Earnout consideration liabilities are included in Liabilities due to sellers of businesses on our consolidated balance sheets.

In connection with entering into, and expanding, the Company's credit facility, as discussed further in "*Note 7. Debt*", the Company entered into interest rate swaps for the full 7 year term of the Company's term loans, effectively fixing our interest rate at 5.4% for the full value of the Company's term loans. The fair value of this swap is measured at the end of each interim reporting period based on the then assessed fair value and adjusted if necessary. As the fair value measure is based on the market approach, they are categorized as Level 2. As of December 31, 2022, the fair value of the interest rate swaps is included in the "*Interest rate swap assets*" section compared to December 31, 2021 in which the fair value of the interest rate swaps included in the liabilities section on the Company's consolidated balance sheets.

On February 21, 2023, the Company entered into an amendment to its Credit Facility. The amendment amended the interest rate benchmark from LIBOR to Secured Overnight Financing Rate ("SOFR"). See "*Note 18. Subsequent Events*" for further details.

Liabilities measured at fair value on a recurring basis are summarized below (in thousands):

| | Fair Value Measurements at December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 172,849	$ —	$ —	$ 172,849
Interest rate swap asset	$ —	$ 41,168	$ —	$ 41,168
	$ 172,849	$ 41,168	$ —	$ 214,017

| | Fair Value Measurements at December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Interest rate swap liability	$ —	$ 8,409	$ —	$ 8,409

The following table presents additional information about earnout consideration liabilities measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value:

| | December 31, | |
	2022	2021
Beginning balance	$ —	$ —
Remeasurement adjustments:		
(Gain) loss included in earnings	—	(4,169)
Foreign currency translation adjustments	—	(16)
Acquisitions and settlements:		
Acquisitions	—	4,185
Settlements	—	—
Ending balance	$ —	$ —

Sensitivity to Changes in Significant Unobservable Inputs

As presented in the table above, the significant unobservable inputs used in the fair value measurement of contingent consideration related to business acquisitions are forecasts of expected future annual revenues as developed by the Company's management and the probability of achievement of those revenue forecast. Significant increases (decreases) in these unobservable inputs in isolation would likely result in a significantly (lower) higher fair value measurement.

Debt

The Company believes the carrying value of its long-term debt at December 31, 2022 approximates its fair value based on the variable interest rate feature or based upon interest rates currently available to the Company. The estimated fair value and carrying value of the Company's debt, before debt discount, at December 31, 2022 and December 31, 2021 are $522.5 million and $527.9 million, respectively, based on valuation methodologies using interest rates currently available to the Company which are Level 2 inputs.

5. Goodwill and Other Intangible Assets

Changes in the Company's Goodwill balance for each of the two years in the period ended December 31, 2022 are summarized in the table below (in thousands):

	Goodwill Adjustments
Balance at December 31, 2020	$ 383,598
Acquired in business combinations	85,102
Adjustment related to finalization of business combinations	(7,266)
Foreign currency translation adjustment	(3,962)
Balance at December 31, 2021	$ 457,472
Acquired in business combinations	48,768
Adjustment related to prior year business combinations	1,466
Adjustment related to finalization of current year business combinations	109
Impairment of goodwill[1]	(12,500)
Foreign currency translation adjustment and other	(18,272)
Balance at December 31, 2022	$ 477,043

(1) Refer to discussion herein and in *Note 2. Basis of Presentation and Summary of Significant Accounting Policies—Goodwill and Other Intangible***s.**

We performed the annual goodwill impairment test and did not identify an impairment. As a result of the decline of our stock price impacting our market capitalization during the quarter ended December 31, 2022, we performed a quantitative impairment evaluation as of December 31, 2022, which resulted in a Goodwill impairment of $12.5 million. This quantitative goodwill impairment analysis applied two methodologies to estimate the Company's fair value which were: a) a discounted cash flow method and b) a guideline public company method. The two methods generated similar results and indicated that the fair value of the Company was less than its carrying value. The discounted cash flow method requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, and determination of our weighted average cost of capital. Under the guideline public company method, we estimate fair value based on a market multiple of revenues and earnings derived for comparable publicly traded companies with similar operating characteristics as the Company. We did not record a goodwill impairment charge for the years ended December 31, 2021 or 2020.

Intangible assets, net, include the estimated acquisition-date fair values of customer relationships, marketing-related assets and developed technology that the Company recorded as part of its business acquisitions purchases and from acquisitions of customer relationships. The following is a summary of the Company's Intangible assets, net (in thousands):

	Estimated Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2022				
Customer relationships	1-10	$ 372,162	$ 162,995	$ 209,167
Trade name	1.5-10	9,837	6,728	3,109
Developed technology	4-9	92,585	56,240	36,345
Favorable leases	6.3	$ 273	$ 43	$ 230
Total intangible assets		$ 474,857	$ 226,006	$ 248,851

	Estimated Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2021				
Customer relationships	1-10	$ 358,943	$ 126,329	$ 232,614
Trade name	1.5-10	9,714	5,752	3,962
Developed technology	4-9	88,548	45,204	43,344
Non-compete agreements	3	1,148	1,148	—
Total intangible assets		$ 458,353	$ 178,433	$ 279,920

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life.

Total amortization expense was $54.6 million, $50.9 million, and $44.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. There were no material changes in the useful life of our intangible assets during the years ended December 31, 2022, 2021 and 2020. During the fourth quarter of 2022, the Company reduced the estimated useful life for certain product offerings, which will result in higher estimated amortization expense in 2023.

No impairment of intangible assets were recorded during the years ended December 31, 2022, 2021 and 2020.

As of December 31, 2022, the estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

Year ending December 31:	Amortization Expense
2023	71,825
2024	55,798
2025	34,823
2026	32,606
2027	28,373
Thereafter	$ 25,426
Total	$ 248,851

6. Income Taxes

The Company's loss from continuing operations before income taxes for the year ended December 31, was as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Loss before provision for income taxes:			
United States	$ (40,818)	$ (53,981)	$ (43,851)
Foreign	(29,336)	(12,575)	(11,602)
	$ (70,154)	$ (66,556)	$ (55,453)

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Current			
Federal	$ —	$ —	$ —
State	971	363	402
Foreign	4,776	2,349	2,449
Total Current	$ 5,747	$ 2,712	$ 2,851
Deferred			
Federal	$ 84	$ (5,180)	$ (2,275)
State	1,062	(1,033)	(137)
Foreign	(8,634)	(4,843)	(4,673)
Total Deferred	(7,488)	(11,056)	(7,085)
(Benefit from) provision for income taxes	$ (1,741)	$ (8,344)	$ (4,234)

As of December 31, 2022 the Company had total net operating loss carryforwards of approximately $357.8 million consisting of $301.6 million and $56.1 million related to the U.S federal and foreign net operating loss carryforwards, respectively. In addition, as of December 31, 2022, the Company had research and development credit carryforwards of approximately $4.1 million. The U.S. federal net operating loss and credit carryforwards will expire beginning in 2023, if not utilized. Utilization of the U.S. federal net operating losses and tax credits may be subject to substantial annual limitation due to the "change of ownership" provisions of the Internal Revenue Code of 1986. The annual limitation will result in the expiration of approximately $155.0 million of U.S. federal net operating losses and $4.1 million of credit carryforwards before utilization.$50.3 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder will expire beginning in 2041.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31 are as follows (in thousands):

| | As of December 31, | | |
	2022	2021	2020
Deferred tax assets:			
Accrued expenses and allowances	$ 1,640	$ 2,197	$ 2,095
Deferred revenue	608	536	613
Stock compensation	612	1,558	1,151
Net operating loss and tax credit carryforwards	52,149	53,388	53,157
Disallowed interest expense carryforwards	17,181	15,654	11,599
Capital expenses	295	321	286
Tax credit carryforwards	348	—	600
Lease liability	2,139	2,340	3,054
Unrealized losses	—	1,974	7,617
Research and development expenses	6,243	—	—
Other	461	638	658
Valuation allowance	(20,482)	(28,627)	(35,701)
Net deferred tax assets	$ 61,194	$ 49,979	$ 45,129
Deferred tax liabilities:			
Prepaid expenses	$ (161)	$ (272)	$ (260)
Intangible assets	(54,153)	(59,092)	(56,541)
Goodwill	(7,382)	(6,570)	(5,954)
Tax credit carryforwards	—	(99)	—
Right of use asset	(1,504)	(1,330)	(2,597)
Unrealized gains	(10,705)	—	—
Deferred commissions	(5,705)	(5,409)	(3,869)
Net deferred tax liabilities	$ (79,610)	$ (72,772)	$ (69,221)
Net deferred taxes	$ (18,416)	$ (22,793)	$ (24,092)

Due to the uncertainty surrounding the timing of realizing the benefits of its domestic favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its domestic net deferred tax assets, exclusive of goodwill. During the years ended December 31, 2022 and 2021, the valuation allowance decreased by approximately $8.1 million and $7.1 million, respectively. The valuation allowance for the year ended December 31, 2022 decreased by approximately $13.0 million due to the tax effect of items recorded in other comprehensive income with the remaining increase of approximately $4.9 million related primarily to current operations. The valuation allowance for the year ended December 31, 2021 decreased by approximately $5.7 million due to the tax effect of items recorded in other comprehensive income and approximately $6.4 million due to acquired net deferred tax liabilities as a result of domestic business combinations, which was recorded as an income tax benefit, which is partially offset with the remaining increase of approximately $5.0 million related primarily to current operations.

At December 31, 2022, we did not provide deferred income taxes on temporary differences resulting from earnings of certain foreign subsidiaries which are indefinitely reinvested. The reversal of these temporary differences could result in additional tax; however, it is not practicable to estimate the amount of any unrecognized deferred income tax liabilities at this time. Deferred income taxes are provided as necessary with respect to earnings that are not indefinitely reinvested.

The Company's provision for income taxes differs from the expected tax expense (benefit) computed by applying the statutory federal income tax rate to income before taxes due to the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	(0.2)%	1.5 %	1.6 %
Tax credits	0.6 %	0.6 %	(0.1)%
Effect of foreign operations	0.1 %	(0.6)%	(1.1)%
Stock compensation	(9.5)%	(5.4)%	(0.3)%
Disallowed excess executive compensation	(0.6)%	(5.3)%	(4.0)%
Goodwill impairment	(3.6)%	— %	— %
Permanent items and other	(0.5)%	0.1 %	(0.7)%
Change in valuation allowance	(6.9)%	1.1 %	(8.8)%
Change in tax rates	2.1 %	(2.6)%	— %
Australia tax basis uplift	— %	2.1 %	— %
	2.5 %	12.5 %	7.6 %

Under ASC 740-10, *Income Taxes - Overall*, the Company periodically reviews the uncertainties and judgments related to the application of complex income tax regulations to determine income tax liabilities in several jurisdictions. The Company uses a "more likely than not" criterion for recognizing an asset for unrecognized income tax benefits or a liability for uncertain tax positions. The Company has determined it has the following unrecognized assets or liabilities related to uncertain tax positions as of December 31, 2022. It is reasonably possible that a reduction of $0.8 million of unrecognized tax benefits may occur within the next 12 months due to the expiration of statutes of limitation, affecting our net income tax provision and therefore benefit the resulting tax rate. The actual amount could vary depending on any actual settlement prior to the expiration of statutes of limitation. To the extent the Company is required to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability, (in thousands).

Balance at December 31, 2020	$	610
Additional based on tax positions related to the current year		—
Additions for tax positions of prior years		162
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2021	$	772
Additional based on tax positions related to the current year		—
Additions for tax positions of prior years		45
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2022	$	817

If the Company were to recognize unrecognized tax benefits as of December 31, 2022, $0.8 million would impact the effective tax rate. The Company's assessment of its unrecognized tax benefits is subject to change as a function of the Company's financial statement audit.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, the Company had accrued $0.4 million of interest or penalties related to uncertain tax positions, which is reasonably possible to reverse in the next 12 months.

The Company and its subsidiaries file tax returns in the U.S. federal jurisdiction and in several state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2018 and is no longer subject to state and local or foreign income tax examinations by tax authorities for years ending before December 31, 2017. The Company is not currently under audit for federal, state or any foreign jurisdictions. US operating losses generated in years prior to 2018 remain open to adjustment until the statute of limitations closes for the tax year in which the net operating losses are utilized.

7. Debt

Long-term debt consisted of the following at December 31, 2022 and December 31, 2021 (in thousands):

	December 31,			
	2022		**2021**	
Senior secured loans (includes unamortized discount of $7,467 and $9,520 based on an imputed interest rate of 5.8% and 5.8%, at December 31, 2022 and December 31, 2021, respectively)	$	514,983	$	518,330
Less current maturities		(3,136)		(3,167)
Total long-term debt	$	511,847	$	515,163

Credit Facility

On August 6, 2019, the Company entered into a credit agreement (the "Credit Facility") which provides for (i) a fully-drawn $350 million, 7 year, senior secured term loan B facility (the "Term Loan") and (ii) a $60 million, 5 year, revolving credit facility (the "Revolver") that was fully available as of December 31, 2022. The Credit Facility replaced the Company's previous credit facility. All outstanding balances under our previous credit facility were paid off using proceeds from our Credit Facility.

On November 26, 2019 (the "Closing Date"), the Company entered into a First Incremental Assumption Agreement (the "Incremental Assumption Agreement") which provides for a term loan facility to be established under the Credit Facility in an aggregate principal amount of $190.0 million (the "2019 Incremental Term Loan"), which is in addition to the existing $350 million term loans outstanding under the Credit Facility and the $60 million Revolver under the Credit Facility.

Payment terms

The Term Loans (including the 2019 Incremental Term Loan) are repayable on a quarterly basis beginning on December 31, 2019 by an amount equal to 0.25% (1.00% per annum) of the aggregate principal amount of such loan. Any amount remaining unpaid is due and payable in full on August 6, 2026 (the "Term Loan Maturity Date").

At the option of the Company, the Term Loans (including the 2019 Incremental Term Loan) accrue interest at a per annum rate based on (i) the Base Rate plus a margin of 2.75% or (ii) the rate (not less than 0.00%) for Eurodollar deposits quoted on the LIBOR01 or LIBOR02 pages on the Reuters Screen, or as otherwise determined in accordance with the Credit Facility (based on a period equal to 1, 2, 3 or 6 months or, if available and agreed to by all relevant Lenders and the Agent, 12 months or such period of less than 1 month) plus a margin of 3.75%. The Base Rate for any day is a rate per annum equal to the greatest of (i) the prime rate in effect on such day, (ii) the federal funds effective rate (not less than 0.00%) in effect on such day plus ½ of 1.00%, and (ii) the Eurodollar rate for a one month interest period beginning on such day plus 1.00%.

On February 21, 2023, the Company entered into an amendment to its Credit Facility. The amendment amended the interest rate benchmark from LIBOR to SOFR. Other than the foregoing, the material terms of the Credit Agreement remains unchanged. See "*Note 18. Subsequent Events*" for further details.

Accrued interest on the loans will be paid quarterly or, with respect to loans that are accruing interest based on the Eurodollar rate, at the end of the applicable interest rate period.

Interest rate swaps

On August 6, 2019, the Company entered into an interest rate hedge instrument for the full 7 year term, effectively fixing our interest rate at 5.4% for the Term Loan. In addition, on November 26, 2019, the Company entered into interest rate swap agreements to hedge the interest rate risk associated with the Company's floating rate obligations under the 2019 Incremental Term Loan. These interest rate swaps fix the Company's interest rate (including the hedge premium) at 5.4% for the term of the Credit Facility. The interest rate associated with our new $60 million, 5 year, Revolver remains floating.

The interest rate swap has been designated as a cash flow hedge and is valued using a market approach, which is a Level 2 valuation technique. At December 31, 2022, the fair value of the interest rate swap was a $41.2 million asset as a result of an increase in short term interest rates from 2021 to 2022. In the next twelve months, the Company estimates that $11.6 million will be reclassified from Accumulated other comprehensive income (loss) to Interest expense, net on our consolidated statement of operations.

	Year Ended December 31					
	2022		**2021**		**2020**	
Unrealized gain (loss) recognized in Other comprehensive income (loss) on interest rate swaps	$	49,577	$	21,623	$	(32,455)
Gain (loss) on interest rate swap (included in Interest expense, net on our consolidated statement of operations)	$	283	$	(8,250)	$	(5,500)

Revolver

Loans under the Revolver are available up to $60 million, of which none is currently outstanding. The Revolver provides a sub facility whereby the Company may request letters of credit (the "Letters of Credit") in an aggregate amount not to exceed, at any one time outstanding, $10.0 million for the Company. The aggregate amount of outstanding Letters of Credit are reserved against the credit availability under the Maximum Revolver Amount. The Company incurs a 0.50% per annum unused line fee on the unborrowed balance of the Revolver which is paid quarterly.

Loans under the Revolver may be borrowed, repaid and reborrowed until August 6, 2024 (the "Maturity Date"), at which time all amounts borrowed under the Revolver must be repaid. As of December 31, 2022, the Company had no borrowings outstanding under the Revolver or related sub facility.

Covenants

The Credit Facility contains customary affirmative and negative covenants. The negative covenants limit the ability of the Loan Parties to, among other things (in each case subject to customary exceptions for a credit facility of this size and type):

- Incur additional indebtedness or guarantee indebtedness of others;
- Create liens on our assets;
- Make investments, including certain acquisitions;
- Enter into mergers or consolidations;
- Dispose of assets;
- Pay dividends and make other distributions on the Company's capital stock, and redeem and repurchase the Company's capital stock;
- Enter into transactions with affiliates; and
- Prepay indebtedness or make changes to certain agreements.

The Credit Facility has no financial covenants as long as less than 35% of the Revolver is drawn as of the last day of any fiscal quarter. If 35% of the Revolver is drawn as of the last day of a given fiscal quarter, the Company will be required to maintain a Total Leverage Ratio (the ratio of funded indebtedness as of such date less the amount of unrestricted cash and cash equivalents of the Company and its guarantors in an amount not to exceed $50.0 million, to Adjusted EBITDA (calculated on a pro forma basis including giving effect to any acquisition)), measured on a quarter-end basis for each four consecutive fiscal quarters then ended, of not greater than 6.00 to 1.00.

The Credit Facility contains customary events of default subject to customary cure periods for certain defaults that include, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness, change in control, bankruptcy and insolvency defaults and material judgment defaults. The occurrence of an event of default could result in the acceleration of Term Loans and Revolver and a right by the agent and lenders to exercise remedies. At the election of the lenders, a default interest rate shall apply on all obligations during an event of default, at a rate per annum equal to 2.00% above the applicable interest rate. The Term Loan and Revolver are secured by substantially all of the Company's assets. As of December 31, 2022 the Company was in compliance with all covenants under the Credit Facility.

Cash interest costs averaged 5.4% for both the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had $7.5 million of unamortized debt issuance costs associated with the Credit Facility. These issuance costs will be amortized to Interest expense, net on our consolidated statement of operations, over the term of the Credit Facility.

Debt Maturities

Under the terms of the Credit Facility, future debt maturities of long-term debt excluding debt discounts at December 31, 2022 are as follows (in thousands):

Year ending December 31:		Amount
2023	$	5,400
2024		5,400
2025		5,400
2026		506,250
Total debt outstanding	$	522,450
Less unamortized discount		7,467
Total debt outstanding, net of discount	$	514,983

8. Net Loss Per Share

We compute loss per share of our Common Stock and Series A Preferred Stock using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. We consider our Series A Preferred Stock to be a participating security, as its holders are entitled to fully participate in any dividends or other distributions declared or paid on our Common Stock on an as-converted basis.

The following table sets for the computations of loss per share:

		Year Ended December 31,				
(In thousands, except share and per share amounts)		2022		2021		2020
Numerators:						
Net loss	$	(68,413)	$	(58,212)	$	(51,219)
Preferred stock dividends and accretion		(1,846)		—		—
Net loss attributable to common stockholders	$	(70,259)	$	(58,212)	$	(51,219)
Denominator:						
Weighted–average common shares outstanding, basic and diluted		31,528,881		30,295,769		26,632,116
Net loss per common share, basic and diluted	$	(2.23)	$	(1.92)	$	(1.92)

Due to the net losses incurred for the years ended December 31, 2022, 2021 and 2020, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive. The Company adopted ASU 2020-06 on January 1, 2022 as detailed in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies—Recent Accounting Pronouncements—Recently issued accounting pronouncements - Adopted.*" As such, the Company is required to use the application of the if-converted method for calculating diluted earnings per share on our Series A Preferred Stock. The Company applies the treasury stock method for calculating diluted earnings per share on our stock options, restricted stock awards, restricted stock units and performance restricted stock units.

The following table sets forth the anti-dilutive common share equivalents excluded from the weighted-average shares used to calculate diluted net loss per common share:

	Year Ended December 31,		
	2022	2021	2020
Stock options	154,321	227,605	264,002
Restricted stock awards[1]	—	—	34,508
Restricted stock units	1,509,273	1,379,747	1,261,290
Performance restricted stock units	93,750	63,537	66,297
Series A Preferred Stock on an as-converted basis[2]	6,676,923	—	—
Total anti–dilutive common share equivalents	8,434,267	1,670,889	1,626,097

[1] All outstanding restricted stock awards became fully vested as of December 31, 2021.

[2] Per ASU 2020-06, the Company is applying the if-converted method to calculated diluted earnings per share. As of December 31, 2022, the Series A Preferred Stock plus accumulated dividends totaled $116.8 million. The Series A Preferred Stock has a conversion price of $17.50 per share, as detailed in "*Note 12. Series A Preferred Stock*"

9. Leases

Operating Leases

The Company leases office space under operating leases that expire between 2023 and 2028. The terms of the Company's non-cancelable operating lease arrangements typically contain fixed rent increases over the term of the lease, rent holidays and provide for additional renewal periods. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

Finance Leases

The current and long-term portion of finance lease obligations are included in Accrued expenses and other current liabilities and Other long-term liabilities line items on the consolidated balance sheet, respectively. The Company had no finance lease agreements since December 31, 2021.

Lease Expense

Total office rent expense for the years ended December 31, 2022, 2021 and 2020 were approximately $2.5 million, $6.2 million and $5.9 million, respectively. The $2.5 million office rent expense in 2022 includes approximately $1.1 million of transformation charges in conjunction with the closures of the BA Insight and Objectif Lune offices as we continue to consolidate and integrate these acquisitions. The $6.2 million office rent expense in 2021 includes approximately $4.4 million of transformation charges in conjunction with the closures of the the Panviva, BlueVenn, Second Street and Localytics offices as we continue to consolidate and integrate these acquisitions.

The Company has entered into sublease agreements related to excess office space as a result of the Company's transformation activities related to its acquisitions. The Company's current sublease agreements terminate in 2027. For the years ended December 31, 2022, 2021 and 2020, the Company recognized rental income on subleases, as offsets to rental expense, of $1.4 million, $1.1 million and $0.8 million, respectively. Operating lease obligations in the future minimum payments table below do not include the impact of future rental income of $2.5 million related to these subleases as of December 31, 2022.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,	
	2022	**2021**
Operating lease cost	$ 3,959	7,279
Finance lease costs:		
Amortization of right-of-use assets	—	29
Interest on lease liabilities	—	—
Sublease income	(1,428)	(1,068)
Total lease expense	$ 2,531	6,240

Other information about lease amounts recognized on our consolidated financial statements is summarized as follows:

	Year Ended December 31,			
	2022		**2021**	
Cash paid for amounts included in the measurement of lease liabilities (in thousands):				
Operating cash flows from operating leases	$	4,658	$	4,111
Financing cash flows from finance leases	$	—	$	12
Right-of-use assets obtained in exchange for lease obligations (in thousands):				
Operating leases	$	1,943	$	2,748
Weighted average remaining lease term (in years):				
Operating leases		3.2		3.6
Weighted average discount rate				
Operating leases		5.4 %		5.4 %

As of December 31, 2022, the Company no longer had any finance lease agreements. Future minimum payments for operating lease obligations and purchase commitments are as follows (in thousands):

	Operating Leases
2023	$ 3,711
2024	2,554
2025	1,792
2026	1,194
2027	260
Thereafter	72
Total minimum lease payments	9,583
Less amount representing interest	(1,431)
Present value of lease liabilities	$ 8,152
Operating lease liabilities, current	3,205
Operating lease liabilities, noncurrent	4,947
Total lease liabilities	$ 8,152

10. Commitments and Contingencies

Purchase Commitments

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Future minimum payments for purchase commitments are as follows (in thousands):

Year	Purchase Commitments
2023	$ 23,158
2024	11,568
2025	6,694
2026	—
2027	—
Thereafter	—
Total minimum payments	$ 41,420

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. As of December 31, 2022, the Company is not involved in any current or pending legal proceedings, and does not anticipate any legal proceedings, that may have a material adverse effect on its consolidated financial position or results of operations.

In addition, when we acquire companies, we require that the sellers provide industry standard indemnification for breaches of representations and warranties contained in the acquisition agreement and we will withhold payment of a portion of the purchase price for a period of time in order to satisfy any claims that we may make for indemnification. In certain transactions, we agree with the sellers to purchase a representation and warranty insurance policy that will pay such claims for indemnification. From time to time we may have one or more claims for indemnification pending. Similarly, we may have one or more ongoing negotiations related to the amount of an earnout. Gain contingencies related to indemnification claims are not recognized on our consolidated financial statements until realized.

11. Property and Equipment, Net

Property and equipment consisted of the following (in thousands) at:

	December 31,			
		2022		2021
Equipment	$	6,211	$	15,327
Furniture and fixtures		355		668
Leasehold improvements		1,037		1,766
Accumulated depreciation		(5,773)		(15,094)
Property and equipment, net	$	1,830	$	2,667

Amortization of assets recorded under finance leases is included with depreciation expense. Depreciation and amortization expense on Property and equipment, net was $1.5 million, $2.0 million and $2.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company recorded no impairment of property and equipment during the years ended December 31, 2022, 2021 and 2020. During the years ended December 31, 2022, 2021 and 2020, we recognized a $0.1 million,$0.0 million and $0.6 million loss on disposal of assets related primarily to leasehold improvements associated with the consolidation and integration of prior year acquisitions.

12. Series A Preferred Stock

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ulysses Aggregator, LP (the "Purchaser"), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million (the "Investment"). The Company will use the proceeds of the Investment (a) for general corporate purposes and (b) for transaction-related fees and expenses.

On August 23, 2022 (the "Closing Date"), the closing of the Investment (the "Closing") occurred, and the Series A Preferred Stock was issued to the Purchaser. In connection with the issuance of the Series A Preferred Stock, the Company incurred direct and incremental expenses comprised of transaction fees, and financial advisory and legal expenses (the "Series A Preferred Stock Issuance Costs"), which reduced the carrying value of the Series A Preferred Stock. As of December 31, 2022, the Series A Preferred Stock Issuance Costs totaled $4.6 million. Cumulative preferred dividends accrue quarterly on the Series A Preferred Stock at a rate of 4.5% per year within the first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the shares. The dividend rate will increase to 7.0% on the seven-year anniversary of the Closing Date. The Series A Preferred Stock had accrued unpaid dividends of $1.8 million as of December 31, 2022.

Contemporaneous with the Closing Date, the Company and the Purchaser entered into a Registration Rights Agreement (the "Registration Rights Agreement") and the Company filed a Certificate of Designation (the "Certificate of Designation") setting out the powers, designations, preferences, and other rights of the Series A Preferred Stock with the Secretary of State of the State of Delaware in connection with the Closing. Pursuant to the Registration Rights Agreement, the Purchaser has certain customary registration rights with respect to any shares of Series A Preferred Stock or the common stock of the Company issuable upon conversion of the Series A Preferred Stock, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights.

Dividend Provisions

The Series A Preferred Stock rank senior to the Company's common stock with respect to payment of dividends and rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has an Initial Liquidation Preference of $1,000 per share, representing an aggregate Liquidation Preference (as defined below) of $1,000 upon issuance. Holders of the Series A Preferred Stock are entitled to the dividend at the rate of 4.5% per annum, within first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the shares. The dividend rate will increase to 7.0% on the seven-year anniversary of the Closing Date. The dividend can be paid, in the Company's sole discretion, in cash or dividend in kind by adding to the Liquidation Preference of each share of Series A Preferred Stock outstanding; provided that, until the stockholder approvals contemplated by Nasdaq Global Market Listing Standard Rules 5635(a), (b) and (d) are obtained, as applicable, the Company may not pay in kind if doing so would cause the common shares issuable upon conversion of the Preferred Stock to exceed 19.9% of the total outstanding common stock as of the Closing Date. The Series A Preferred Stock is also entitled to fully participate in any dividends paid to the holders of common stock in cash, in stock or otherwise, on an as-converted basis.

Liquidation Rights

In the event of any Liquidation, holders of the Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (1) the Initial Liquidation Preference per share plus any accrued or declared but unpaid dividends on such shares (the "Liquidation Preference") or (2) the amount payable if the Series A Preferred Stock were converted into common stock. The Series A Preferred Stock will have distribution and liquidation rights senior to all other equity interests of the Company. As of December 31, 2022, the Liquidation Preference of the Series A Preferred Stock was $116.8 million.

Optional Redemption

On or after the 7th anniversary of the original issue date of the Series A Preferred Stock, the Company has the right to redeem any outstanding shares of the Series A Preferred Stock for a cash purchase price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends as of the date of redemption.

Deemed Liquidation Event Redemption

Upon a fundamental change, holders of the Series A Preferred Stock have the right to require the Company to repurchase any or all of its Series A Preferred Stock for cash equal to the greater of (1) 105% of the Liquidation Preference plus the present value of the dividend payments the holders would have been entitled to through the fifth anniversary of the issue date and (2) the amount that such Preferred Stock would have been entitled to receive as if converted into common shares immediately prior to the fundamental change.

A fundamental change ("Deemed Liquidation Event") is defined as either the direct or indirect sale, lease, transfer, conveyance or other disposition of all or substantially all the properties or assets of the Company and its subsidiaries to any third party or the consummation of any transaction, the result of which is that any third party or group of third parties become the beneficial owner of more than 50% of the voting power of the Company.

Voting Rights

The Series A Preferred Stock will vote together with the Common Shares on all matters and not as a separate class (except as specifically provided in the Certificate of Designation or as otherwise required by law) on an as-if-converted basis.

The holders of the Series A Preferred Stock will have the right to elect one member of the Board of Directors for so long as holders of the Series A Preferred Stock own in the aggregate at least 5% of the shares of common stock on a fully diluted basis.

In addition, the holders of the Series A Preferred Stock will have the right to elect one non-voting observer to the Board of Directors for so long as they hold at least 10% of the shares of Convertible Preferred Stock outstanding as of the date of the issue date.

Conversion Feature

The Series A Preferred Stock may be converted, at any time in whole or in part at the option of the holder into a number of shares of common stock equal to the quotient obtained by dividing the sum of the Liquidation Preference plus all accrued and unpaid dividends by the conversion price of $17.50 (the "Conversion Price"). The Conversion Price is subject to adjustment in the following events:

- Stock splits and combinations
- Tender offers or exchange offers
- Distribution of rights, options, or warrants at a price per share that is less than the average of the last reported sale prices per share of Common Stock for the ten consecutive trading days
- Spin-offs and other distributed property
- Issuance of equity-linked securities at a price per share less than the conversion price

Anti-Dilution Provisions

The Series A Preferred Stock has customary anti-dilution provisions for stock splits, stock dividends, mergers, sales of significant assets, and reorganization events and recapitalization transactions or similar events, and weighted average anti-dilution protection, subject to customary exceptions for issuances pursuant to current or future equity-based incentive plans or arrangements (including upon the exercise of employee stock options).

13. Stockholders' Equity

Common and Preferred Stock

Our certificate of incorporation authorizes shares of stock as follows: 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. The common and preferred stock has a par value of $0.0001 per share. See "*Note 12. Series A Preferred Stock*" for a description of our Series A Preferred Stock, which is the only class of preferred stock outstanding.

Each share of common stock is entitled to one vote at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. The holders of common stock are also entitled to receive dividends, when, if and as declared by our board of directors, whenever funds are legally available therefore, subject to the priority rights of any outstanding preferred stock.

Registration Statements

2022 S-3

On October 21, 2022 we filed a resale registration statement on Form S-3 (File No. 333-267973) (the "2022 S-3"), on behalf of the Purchaser and pursuant to the Registration Rights Agreement, which became effective on November 1, 2022 and covers (i) the issued Series A Preferred Stock and (ii) the number of shares of the Company's common stock issuable upon conversion of such Series A Preferred Stock, which amount includes and assumes that dividends on the Series A Preferred Stock are paid by increasing the Liquidation Preference of the Series A Preferred Stock for a period of sixteen dividend payment periods from the initial issuance date. See "*Note 12. Series A Preferred Stock*" for further details.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of two elements, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders' equity section on our consolidated balance sheets and excluded from net income (loss). Other comprehensive income (loss) consists primarily of foreign currency translation adjustments for subsidiaries with functional currencies other than the USD, unrealized translation gains (losses) on intercompany loans with foreign subsidiaries, and unrealized gains (losses) on interest rate swaps.

The following table shows the ending balance of the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section on our consolidated balance sheets at the dates indicated (in thousands):

	December 31,	
	2022	2021
Other comprehensive income (loss)		
Foreign currency translation adjustment	$ (22,632)	$ (5,657)
Unrealized translation gain on intercompany loans with foreign subsidiaries	(7,426)	2,552
Unrealized gain (loss) on interest rate swaps	41,168	(8,409)
Total accumulated other comprehensive income (loss)	$ 11,110	$ (11,514)

The Unrealized translation gain on intercompany loans with foreign subsidiaries as of December 31, 2022 is net of unrealized income tax expense of $0.4 million. The income tax expense (benefit) allocated to each component of other comprehensive income (loss) for all other periods and components was not material.

Stock Compensation Plans

The Company maintains two stock-based compensation plans, the 2010 Stock Option Plan (the "2010 Plan") and the 2014 Stock Option Plan (the "2014 Plan"), which are described below.

2010 Plan

At December 31, 2022, there were 32,346 options outstanding under the 2010 Plan. Following the effectiveness of the Company's 2014 Plan in November 2014, no further awards have been made under the 2010 Plan, although each option previously granted under the 2010 Plan will remain outstanding subject to its terms. Any such shares of common stock that are subject to awards under the 2010 Plan which are forfeited or lapse unexercised and would otherwise have been returned to the share reserve under the 2010 Plan instead will be available for issuance under the 2014 Plan.

2014 Plan

In November 2014, the Company adopted the 2014 Plan, providing for the granting of incentive stock options, as defined by the Internal Revenue Code, to employees and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to employees, directors and consultants. The 2014 Plan also provides for the automatic grant of option awards to our non-employee directors. As of December 31, 2022, there were 121,975 options outstanding under the 2014 Plan, and shares of common stock reserved for issuance under the 2014 Plan consist of 631,776 shares. In addition, the number of shares available for issuance under the 2014 Plan will be increased annually in an amount equal to the least of (i) 4% of the outstanding Shares on the last day of the immediately preceding Fiscal Year or (ii) such number of Shares determined by the Board. At December 31, 2022, there were 1,509,273 restricted stock units and 93,750 performance based restricted stock units outstanding under the 2014 Plan.

Under both the 2010 Plan and 2014 Plan, options granted to date generally vest over a three or four year period, with a maximum term of ten years. The Company also grants restricted stock awards ("RSAs") which generally vest over a three or four year period. Shares issued upon any stock option exercise and restricted under the 2010 Plan or 2014 Plan will be issued from the Company's authorized but unissued shares.

Share-based Compensation

The Company recognized share-based compensation expense from all awards in the following expense categories (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Cost of revenue	$	1,984	$	2,088	$	1,951
Research and development		2,733		3,085		3,391
Sales and marketing		4,239		5,957		3,450
General and administrative [1]		32,646		42,743		32,900
Total	$	41,602	$	53,873	$	41,692

(1) For the year ended December 31, 2021, a former executive resigned from his positions that resulted in stock-based compensation of $6.3 million related to the acceleration and deemed modification of the unvested portion of grants held at the time of transition. In accordance with ASC 718, *Compensation—Stock Compensation*, the fair value of these awards were modified and all related expense accelerated on the date of modification as a result of the reduction in required service.

Our income tax benefits recognized from stock-based compensation arrangements in each of the periods presented were immaterial due to cumulative losses and valuation allowances.

Restricted Stock Units ("RSU")

During the year ended December 31, 2022 the Company granted restricted stock units under its 2014 Stock Incentive Plan, in lieu of restricted stock awards, primarily for stock plan administrative purposes.

Performance-Based Restricted Stock Units ("PRSU")

In 2022 and 2021, fifty percent of the awards granted to our Chief Executive Officer were PRSUs. The 2022 and 2021 PRSU agreements provide that the quantity of units subject to vesting may range from 0% to 300% of the units granted per the table below based on the Company's absolute total shareholder return ("TSR") at the end of the eighteen month performance periods. At the end of the performance period, the 2021 PRSU resulted in no units granted.

The following table summarizes PRSU and RSU activity during the year ended December 31, 2022 :

	Number of Units	Weighted-Average Grant Date Fair Value	
Unvested restricted units outstanding as of December 31, 2021	1,443,284	$	45.77
Granted	2,126,263		17.40
Vested	(1,216,128)		36.29
Forfeited[1]	(750,396)		32.99
Unvested restricted units outstanding as of December 31, 2022	1,603,023	$	21.33

[1]Includes forfeited awards related to the 2021 PRSUs. At June 30, 2022, or the end of the performance period for the 2021 PRSUs, none of the awards vested.

The total fair value of the RSUs vested during the years ended December 31, 2022, 2021 and 2020 was approximately $13.9 million, $28.2 million and $31.0 million, respectively. As of December 31, 2022, $29.5 million of unrecognized compensation cost related to unvested restricted stock awards and restricted stock units (including performance based awards) is expected to be recognized over a weighted-average period of 1.1 years.

The PRSU and RSU activity table above includes PRSU units granted that are based on a 100% target payout. Compensation expense is recognized over the required service period of the grant. The fair value of the RSUs is determined based on the grant date fair value of the award. The fair value of the PRSUs is determined using the Monte Carlo simulation model and is not subject to fluctuation due to achievement of the underlying market-based target.

The total fair value of PRSUs vested during the years ended December 31, 2022, 2021 and 2020 was $0.0 million, $5.6 million and $0.0 million, respectively.

Significant assumptions used in the Monte Carlo simulation model for the PRSUs granted during the year ended December 31, 2022 and year ended December 31, 2021 are as follows:

	December 31, 2022	December 31, 2021
Expected volatility	49.5%	53.6%
Risk-free interest rate	0.7%	0.1%
Remaining performance period (in years)	1.46	1.35
Dividend yield	—	—

Stock Option Activity

Stock option activity during the year ended December 31, 2022 is as follows:

	Number of Options Outstanding	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	227,605	$ 9.15		
Options exercised	(44,382)	4.32		
Options forfeited	(28,226)	5.81		
Options expired	(676)	1.25		
Outstanding at December 31, 2022	154,321	$ 11.19	3.31	$ 27
Options vested and expected to vest at December 31, 2022	154,321	$ 11.19	3.31	$ 27
Options vested and exercisable at December 31, 2022	154,321	$ 11.19	3.31	$ 27

The aggregate intrinsic value of options exercised at December 31, 2022, 2021 and 2020, was approximately $0.6 million, $1.1 million and $2.3 million, respectively. All of the Company's outstanding stock options were fully vested as of December 31, 2019.

As of December 31, 2022, there was no remaining unrecognized compensation cost related to stock options.

The Company received approximately $0.2 million in cash from option exercises under the respective Plans in 2022. The Company issued shares from amounts reserved under the respective Plans upon the exercise of these stock options. The Company does not currently expect to repurchase shares from any source to satisfy such obligation under any of the Company's stock option Plans.

14. Revenue Recognition

Revenue Recognition Policy

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services over the term of the agreement, generally when made available to the customers. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606, *Revenue from Contracts with Customers*:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Performance obligations under our contracts consist of subscription and support, perpetual licenses, and professional services revenue within a single operating segment.

Subscription and Support Revenue

The Company's software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company's solution is made available to the customer. As our customers have access to use our solutions over the term of the contract agreement we believe this method of revenue recognition provides a faithful depiction of the transfer of services provided. Our subscription contracts are generally 1 to 3 years in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or subscription and support revenue, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as subscription and support revenue at the end of each month and is invoiced concurrently. Subscription and support revenue includes revenue related to the Company's digital engagement application which provides short code connectivity for its two-way short message service ("SMS") programs and campaigns. As discussed further in the "—*Principal vs. Agent Considerations*" section below, the Company recognizes revenue related to these messaging-related subscription contracts on a gross basis.

Perpetual License Revenue

The Company also records revenue from the sales of proprietary software products under perpetual licenses. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. The Company's products do not require significant customization.

Professional Services Revenue

Professional services provided with subscription and support licenses and perpetual licenses consist of implementation fees, data extraction, configuration, and training. The Company's implementation and configuration services do not involve significant customization of the software and are not considered essential to the functionality. Revenue from professional services are recognized over time as such services are performed. Revenue for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenue for consumption-based services are generally recognized as the services are performed.

Significant Judgments

Performance Obligations and Standalone Selling Price

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company has contracts with customers that often include multiple performance obligations, usually including professional services sold with either individual or multiple subscriptions or perpetual licenses. For these contracts, the Company records individual performance obligations separately if they are distinct by allocating the contract's total transaction price to each performance obligation in an amount based on the relative standalone selling price ("SSP") of each distinct good or service in the contract. We only include estimated amounts of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Judgment is required to determine the SSP for each distinct performance obligation. A residual approach is only applied in limited circumstances when a particular performance obligation has highly variable and uncertain SSP and is bundled with other performance obligations that have observable SSP. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within our contracts.

Principal vs. Agent Considerations

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) for vendor reseller agreements and messaging-related subscription agreements. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers, and is further supported by the Company being primarily responsible to its customers and having a level of discretion in establishing pricing. While none of the factors individually are considered presumptive or determinative, in reaching conclusions on gross versus net revenue recognition, the Company places the most weight on the analysis of whether or not it is the primary obligor in the arrangement.

Generally, the Company reports revenue from vendor reseller agreements on a gross basis, meaning the amounts billed to customers are recorded as revenue, and expenses incurred are recorded as cost of revenue. As the Company is primarily obligated in its messaging-related subscription contracts, has latitude in establishing prices associated with its messaging program management services, is responsible for fulfillment of the transaction, and has credit risk, we have concluded it is appropriate to record revenue on a gross basis with related pass-through telecom messaging costs incurred from third parties recorded as cost of revenue. Revenue provided from agreements in which the Company is an agent are immaterial.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables, and deferred revenue. Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in unbilled receivables, which are expected to be billed during the succeeding twelve-month period and are recorded in Unbilled receivables in our consolidated balance sheets. A contract liability results when we receive prepayments or deposits from customers in advance for implementation, maintenance and other services, as well as subscription fees. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. We recognize contract liabilities as revenue upon satisfaction of the underlying performance obligations. Contract liabilities that are expected to be recognized as revenue during the succeeding twelve-month period are recorded in Deferred revenue and the remaining portion is recorded in Deferred revenue, noncurrent on the accompanying consolidated balance sheets at the end of each reporting period.

Deferred revenue primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for maintenance and other services, as well as initial subscription fees. We recognize deferred revenue as revenue when the services are performed, and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

Unbilled Receivables

Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered and professional services already performed, but invoiced in arrears and for which the Company believes it has an unconditional right to payment. As of December 31, 2022 and 2021 unbilled receivables were $5.3 million and $4.8 million, respectively.

Deferred Commissions

Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for new customer contracts are capitalized upon contract signing and amortized on a systematic basis that is consistent with the transfer of goods and services over the expected life of the customer relationships, which has been determined to be approximately 6 years. The expected life of our customer relationships is based on historical data and management estimates, including estimated renewal terms and the useful life of the associated underlying technology. Commissions paid on renewal contracts are not commensurate with commissions paid on new customer contracts, as such, deferred commissions related to renewals are capitalized and amortized over the estimated contractual renewal term of 18 months. We utilized the 'portfolio approach' practical expedient, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics as the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. The portion of capitalized costs expected to be amortized during the succeeding twelve-month period is recorded as Deferred commissions, current, and the remainder is recorded as Deferred commissions, noncurrent, in our consolidated balance sheets. Amortization expense is included in sales and marketing expenses on our consolidated statements of operations. Deferred commissions are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable consistent with the Company's long-lived assets policy as described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*". No indicators of impairment of deferred commissions were identified during the year ended December 31, 2022.

The following table presents the activity impacting deferred commissions for the year ended December 31, 2022 (in thousands):

	Deferred Commissions
Deferred commissions balance at December 31, 2021	$ 24,632
Capitalized deferred commissions	12,051
Amortization of deferred commissions	(11,928)
Deferred commissions balance at December 31, 2022	$ 24,755

Commissions capitalized in excess of amortization of deferred commissions for the year ended December 31, 2022 were $0.1 million.

Deferred Revenue

Deferred revenue represents either customer advance payments or billings for which the aforementioned revenue recognition criteria have not yet been met.

Deferred revenue is mainly unearned revenue related to subscription services and support services. During the year ended December 31, 2022, we recognized $98.3 million and $3.0 million of subscription services and professional services revenue, respectively, that was included in the deferred revenue balances at the beginning of the period. In addition, during the year ended December 31, 2022 we recognized $10.9 million in revenue that was included in the acquired deferred revenue balance of our 2022 acquisitions as disclosed in "*Note 3. Acquisitions*".

Remaining Performance Obligations

As of December 31, 2022, approximately $272.5 million of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 69% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by geography and revenue generating activity, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by geography is based on the ship-to address of the customer, which is intended to approximate where the customers' users are located. The ship-to country is generally the same as the billing country. The Company has operations primarily in the U.S., United Kingdom and Canada. Information about these operations is presented below (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Revenues:			
Subscription and support:			
United States	$ 211,440	$ 205,882	$ 206,320
United Kingdom	41,728	45,673	39,032
Canada	17,304	13,870	14,830
Other International	27,415	22,196	17,322
Total subscription and support revenue	297,887	287,621	277,504
Perpetual license:			
United States	3,284	1,840	1,396
United Kingdom	425	11	16
Canada	264	109	76
Other International	2,975	190	396
Total perpetual license revenue	6,948	2,150	1,884
Professional services:			
United States	6,871	8,104	8,721
United Kingdom	2,269	2,666	2,059
Canada	947	410	504
Other International	2,381	1,065	1,106
Total professional service revenue	12,468	12,245	12,390
Total revenue	$ 317,303	$ 302,016	$ 291,778

15. Employee Benefit Plans

The Company has established various international defined contribution plans and one voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code. The Company made no material contributions to the 401(k) plans for the years ended December 31, 2022, 2021 and 2020.

16. Segment and Geographic Information

ASC 280, *Segment Reporting*, establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is considered to be our CODM. Our CODM manages the business as a multi-product business that utilizes its model to deliver software products to customers regardless of their geography or IT environment. Operating results are reviewed by the CODM primarily at the consolidated entity level, with the exception of recurring product level revenue, for purposes of making resource allocation decisions and for evaluating financial performance. Accordingly, we considered ourselves to be in a single operating and reporting segment structure.

Revenue

See "*Note 14 Revenue Recognition—Disaggregated Revenue*" for a detail of revenue by geography.

Identifiable Long-Lived Assets

	December 31,		
	2022		**2021**
Identifiable long-lived assets:			
United States	$	879	$	1,367
United Kingdom		252		533
Canada		390		536
Other International		309		231
Total identifiable long-lived assets	$	1,830	$	2,667

17. Related Party Transactions

The Company does not have any material related party transactions to report for the year ended December 31, 2022.

We are a party to two agreements, as detailed below, with companies controlled by ESW Capital LLC ("ESW"), a non-management investor in the Company which historically held more than 5% of the Company's capital stock. As of July 9, 2021, ESW's ownership in Upland was reduced to 4.8% at which point DevFactory and Crossover (as hereinafter defined) were no longer considered related parties.

- On March 28, 2017, the Company and DevFactory FZ-LLC ("DevFactory") executed an amendment to the agreement to extend the initial term to December 31, 2021. Additionally, the Company amended the option for either party to renew annually for one additional year. The effective date of the amendment was January 1, 2017. During the years ended December 31, 2021 and 2020, the Company purchased software development services pursuant to a technology services agreement with DevFactory, in the amount of $9.6 million and $7.4 million, respectively. At December 31, 2021, amounts included in accounts payable owed to this company totaled $0.0 million.

- The Company purchased services from Crossover, Inc. ("Crossover"), a company controlled by ESW Capital, LLC (a non-management investor) of approximately $4.0 million and $4.8 million during the years ended December 31, 2021 and 2020. Crossover provides a proprietary technology system to help the Company identify, screen, select, assign, and connect with necessary resources from time to time to perform technology software development and other services throughout the Company, and track productivity of such resources. As of December 31, 2021, amounts included in accounts payable and accrued liabilities owed to this company totaled $0.9 million.

18. Subsequent Events

On February 21, 2023, the Company entered into that certain Amendment No.1 to the Credit Facility (the "Amendment"), which amends the Credit Facility. The Amendment amended the interest rate benchmark from the LIBOR to SOFR. Other than the foregoing, the material terms of the Credit Agreement remain unchanged.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial officer, respectively), has evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022.

Our management does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. Disclosure controls and procedures, no matter how well designed, operated and managed, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations of disclosure controls and procedures, no evaluation of such disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) . Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on those criteria.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, included herein.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upland Software, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Upland Software, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Upland Software, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Upland Software, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 28, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas
February 28, 2023

PART III

Item 10.   Directors, Officers and Corporate Governance

We have adopted a code of ethics that applies to the Company's directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer and any other persons performing similar functions. The text of our code of ethics, "Code of Business Conduct and Ethics," has been posted on our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. We will provide a copy of the code of ethics without charge upon request to Corporate Secretary, Upland Software, Inc., 401 Congress Ave., Suite 1850, Austin, Texas 78701.

Additional information required by this item is incorporated by reference from our 2023 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Stockholders ("2023 Proxy Statement), under the headings "Proposal One: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Directors and Corporate Governance" and "Executive Officers." The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from our 2023 Proxy Statement, under the headings "Executive Compensation" and "Directors and Corporate Governance-Compensation Committee Interlocks and Insider Participation." The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from our 2023 Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management." The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 13.   Certain Relationships, and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our 2023 Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Directors and Corporate Governance-Director Independence." The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our 2023 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm." The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) Financial Statements

The financial statements filed as part of this Annual Report on Form 10-K are listed on the "Index to Consolidated Financial Statements" included in "*Item 8. Financial Statements and Supplementary Data*" herein.

(b) Exhibits

See Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporated by reference.

Item 16. Form 10-K Summary

Not applicable.

Schedule II-Valuation and Qualifying Accounts

This schedule has been omitted as the required information has been included in the notes to the consolidated financial statements.

Exhibit No.	Description of Exhibit	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation, as currently in effect	10-K	001-36720	3.1	March 30, 2016
3.2	Amended and Restated By-laws of Upland Software, Inc., effective February 3, 2020	8-K	001-36720	3.1	February 4, 2020
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	001-36720	3.1	August 23, 2022
4.2	Description of Capital Stock	8-K	001-36720	4.2	February 24, 2022
10.1+	Form of Indemnification Agreement for directors and officers	S-1	333-198574	10.2	October 27, 2014
10.2+	Amended and Restated 2010 Stock Plan, as amended September 2, 2014	S-1	333-198574	10.3.1	September 4, 2014
10.3+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Standard)	S-1	333-198574	10.4	September 4, 2014
10.3.1+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Former ComSci, LLC Employees)	S-1	333-198574	10.4.1	September 4, 2014
10.3.2+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Executive)	S-1	333-198574	10.4.2	September 4, 2014
10.3.3+	Form of Amendment to Stock Option Agreement under Amended and Restated 2010 Stock Plan with Certain Executives	S-1	333-198574	10.4.3	September 4, 2014
10.4+	Form of Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5	September 4, 2014
10.4.1+	Form of Amendment to Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5.1	September 4, 2014
10.5+	2014 Equity Incentive Plan	S-1	333-198574	10.6	October 27, 2014
10.6+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.7	October 27, 2014
10.6.1+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.7.1	October 27, 2014
10.7+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.8	October 27, 2014
10.7.1+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.8.1	October 27, 2014
10.8+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.9	October 27, 2014
10.8.1+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.9.1	October 27, 2014
10.9+	Employment Agreement between the Registrant and John T. McDonald, dated May 9, 2014	S-1	333-198574	10.12	September 4, 2014
10.11.2	Second Amendment to Office Lease between Registrant and CSHV-401 Congress LLC	10-K	001-36720	10.11.2	March 15, 2019
10.20+	Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.21	March 30, 2017
10.21+	Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.23	March 30, 2017
10.22+	Amendment #1 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.23	March 15, 2019
10.23+	Amendment #1 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.25	March 15, 2019
10.24	Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto dated as of August 6, 2019 as of August 6, 2019	8-K	001-36720	10.1	August 7, 2019

		Incorporated by Reference			
10.25	First Incremental Assumption Agreement by and among, inter alios, Upland Software, Inc. and Credit Suisse AG, Cayman Islands Branch, as Agent and 2019 Incremental Lender, dated as of November 26, 2019	8-K	001-36720	10.1	November 26, 2019
10.27+	Amendment #2 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.29	February 25, 2021
10.28+	Amendment #2 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.31	February 25, 2021
10.30+	Employment Agreement between the Registrant and Kin Gill, dated January 12, 2022	10-K	001-36720	10.33	February 24, 2022
10.31	Securities Purchase Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of July 14, 2022	8-K	001-36720	10.1	July 14, 2022
10.32	Registration Rights Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of August 23, 2022	8-K	001-36720	10.1	August 23, 2022
21.1*	List of subsidiaries of Upland Software, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on signature pages hereto)				
31.1*	Certification of the Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of the Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*(1)	Certification of Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*(1)	Certification of Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

+ Indicates management contract, compensatory plan or arrangement.

* Filed herewith.

(1) The material contained in Exhibit 32.1 and Exhibit 32.2 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the Company specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirement of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023


Upland Software, Inc.


By: /s/ John T. McDonald
John T. McDonald
Chief Executive Officer and Chairman


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John T. McDonald and Michael D. Hill and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John T. McDonald John T. McDonald	Chief Executive Officer and Chairman (*Principal Executive Officer*)	February 28, 2023
/s/ Michael D. Hill Michael D. Hill	Chief Financial Officer and Treasurer (*Principal Financial Officer and Principal Accounting Officer*)	February 28, 2023
/s/ Joe C. Ross Joe C. Ross	Director	February 28, 2023
/s/ David D. May David D. May	Director	February 28, 2023
/s/ Stephen E. Courter Stephen E. Courter	Director	February 28, 2023
/s/ Teresa M. Walsh Teresa M. Walsh	Director	February 28, 2023
/s/ David H.S. Chung David H.S. Chung	Director	February 28, 2023

Exhibit 21.1

List of Subsidiaries of Upland Software, Inc. as of December 31, 2022

Upland Software Inc.
Upland Software UK Limited
Upland Software Australia Pty Ltd
Upland Software India Private Limited
Upland Software Ireland Limited
Return Fax 2000 Ltd.
Rapide Communications Ltd.
Rant & Rave Limited
Wire-E Limited
66099 Limited
Adestra Limited
Adestra Pty Limited
Altify, Ltd.
BlueVenn Group Limited
BlueVenn Group Holdings Limited
BlueDeveloper Limited
BlueVenn Holdings Limited
BlueVenn Limited
Upland AU Ops Pty Ltd
Objectif Lune Capture Inc.
Printsoft Holdings Pty Ltd
Printsoft Development
PrintSoft Products Pty Ltd.
Objectif Lune Asia Pty Ltd
Objectif Lune Malaysia Sdn. Bhd.
Upland Software B.V.
Objectif Lune France SAS
Objectif Lune GmbH
Objectif Lune Limited

Exhibit 4.2

**DESCRIPTION OF CAPITAL STOCK**

This section describes the general terms and provisions of the shares of our common stock, par value of $0.0001 per share, and preferred stock, par value of $0.0001 per share. This description is only a summary. Our restated certificate of incorporation and our bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. You should read our restated certificate of incorporation and our bylaws for additional information before you buy any of our common stock, preferred stock or other securities. See "Where You Can Find More Information."

Common Stock

We are authorized to issue 50,000,000 shares of common stock. As of December 31, 2022, there were 32,221,855 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock. As of December 31, 2022, no shares of preferred stock were issued and outstanding. We may issue preferred stock, in series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including:

- the distinctive designation of each series and the number of shares that will constitute the series;

- the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

- the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

- the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

- the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

- any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

- the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The particular terms of any series of preferred stock, and the transfer agent and registrar for that series, will be described in a prospectus supplement. Any material United States federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

Exhibit 4.2

Certain Provisions of Delaware Law and of the Charter and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law. We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, those provisions prohibit a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or after the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of these provisions either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws. Our restated certificate of incorporation and bylaws provide that:

- our bylaws may be amended or repealed only by a two-thirds vote of our board of directors or a two-thirds stockholder vote;

- no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

- stockholders may not call special meetings of the stockholders or fill vacancies on the board;

- the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to amend or repeal the provisions of our certificate of incorporation regarding the inability of stockholders to take action by written consent;

Exhibit 4.2

- our board of directors is authorized to issue preferred stock without stockholder approval; and

- we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Broadridge Financial Solutions, Inc.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-267973, 333-243728) of Upland Software, Inc.,

(2) Registration Statement (Forms S-8 No. 333-263201, 333-253613, 333-236945, 333-230628, 333-223902, 333-217049, 333-211560, 333-203574 and 333-199961) pertaining to the 2014 Equity Incentive Plan and the Amended and Restated 2010 Stock Plan of Upland Software, Inc.;

of our reports dated February 28, 2023, with respect to the consolidated financial statements of Upland Software, Inc. and the effectiveness of internal control over financial reporting of Upland Software, Inc. included in this Annual Report (Form 10-K) of Upland Software, Inc. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Austin, Texas
February 28, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO RULES 13A-14(A) AND 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John T. McDonald, certify that:

1. I have reviewed this Annual Report on Form 10-K of Upland Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ John T. McDonald
_____

John T. McDonald
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULES 13A-14(A) AND 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael D. Hill, certify that:

1. I have reviewed this Annual Report on Form 10-K of Upland Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Michael D. Hill

Michael D. Hill
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Upland Software, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John T. McDonald, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2023

/s/ John T. McDonald
_____
John T. McDonald
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    In connection with the Annual Report of Upland Software, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael D. Hill, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2023

/s/ Michael D. Hill
Michael D. Hill
Chief Financial Officer